    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 21, 1997



                                             REGISTRATION NO. 333-37673/37673-01

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                  TO FORM S-1


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                    SPIROS DEVELOPMENT CORPORATION II, INC.

             (Exact name of registrant as specified in its charter)

           DELAWARE                          2834
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

        7475 LUSK BOULEVARD, SAN DIEGO, CALIFORNIA 92121 (619) 457-2553 (Address and telephone number, including area code, of registrant's principal executive offices)
                           --------------------------


                                AMENDMENT NO. 1
                                  TO FORM S-3


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                           --------------------------

                           DURA PHARMACEUTICALS, INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          2834                  95-3645543
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S.Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

        7475 LUSK BOULEVARD, SAN DIEGO, CALIFORNIA 92121 (619) 457-2553

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            CAM L. GARNER                           DAVID S. KABAKOFF
    Chairman, President and Chief             Chairman, President and Chief
          Executive Officer                         Executive Officer
      DURA PHARMACEUTICALS, INC.            SPIROS DEVELOPMENT CORPORATION II,
                                                           INC.
         7475 Lusk Boulevard                  c/o Dura Pharmaceuticals, Inc.
     San Diego, California 92121                   7475 Lusk Boulevard
            (619) 457-2553                     San Diego, California 92121
                                                      (619) 457-2553
 (Name, address, including zip code,       (Name, address, including zip code,
            and telephone                             and telephone
number, including area code, of agent     number, including area code, of agent
             for service)                              for service)

                           --------------------------

                                   COPIES TO:

        FAYE H. RUSSELL, ESQ.                       MARK KESSEL, ESQ.
   BROBECK, PHLEGER & HARRISON LLP                 SHEARMAN & STERLING
   550 West "C" Street, Suite 1300                 599 Lexington Avenue
     San Diego, California 92101                 New York, New York 10022
            (619) 234-1966                            (212) 848-4000

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    * If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                           --------------------------

    THE REGISTRANTS HEREBY AMEND THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANTS SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

* SOLELY WITH RESPECT TO THE FORM S-3.

                             SUBJECT TO COMPLETION
                 PRELIMINARY PROSPECTUS DATED OCTOBER 21, 1997


PROSPECTUS
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY
NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL
THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                    SPIROS DEVELOPMENT CORPORATION II, INC.
                           DURA PHARMACEUTICALS, INC.

                                         UNITS

                            EACH UNIT CONSISTING OF
         ONE SHARE OF CALLABLE COMMON STOCK, PAR VALUE $.001 PER SHARE,
                 OF SPIROS DEVELOPMENT CORPORATION II, INC. AND
        ONE WARRANT TO PURCHASE ONE-FOURTH OF ONE SHARE OF COMMON STOCK,
                           PAR VALUE $.001 PER SHARE,
                         OF DURA PHARMACEUTICALS, INC.
                               -----------------


    The Callable Common Stock, par value $.001 per share (the "Spiros Corp. II Common Stock"), of Spiros Development Corporation II, Inc. ("Spiros Corp. II") and the Warrants (the "Warrants") to purchase one-fourth of one share of Common Stock, par value $.001 per share (the "Dura Common Stock"), of Dura Pharmaceuticals, Inc. ("Dura") which comprise the units (the "Units") will trade only as units (and not separately) through December 31, 1999 or such earlier date as the Purchase Option (as defined below) is exercised or expires unexercised. It is currently estimated that the public offering price will be
between $    and $    per Unit. Application has been made to have the Units
listed for quotation on the Nasdaq National Market under the symbol "SDCO." The Warrants are exercisable at any time from January 1, 2000 through December 31,
2002. The exercise price of the Warrants is $         per share of Dura Common
Stock. See "Description of the Warrants." On October 20, 1997 the last reported sales price of a share of Dura Common Stock on the Nasdaq National Market was $49.


    Immediately prior to the consummation of this offering of the Units (the "Offering"), Dura will contribute $75 million in cash to Spiros Corp. II. See "Prospectus Summary--The Contribution."

    Prior to the Offering, there has been no public market for the Units. Spiros Corp. II will receive all of the net proceeds of the Offering. Spiros Corp. II will, pursuant to the terms of a development agreement, pay to Dura substantially all of the net proceeds of the Offering in research, clinical development, product development and commercialization costs. See "Use of Proceeds."

    Beginning on the closing date of the Offering and ending on the earlier of
(i) December 31, 2002 or (ii) the 90th day after Spiros Corp. II provides Dura with quarterly financial statements of Spiros Corp. II showing cash or cash equivalents of less than $5 million (which period may be extended by Dura under certain circumstances but in no event beyond December 31, 2002), Dura will have an option to purchase all (but not less than all) of the shares of Spiros Corp. II Common Stock at a substantial premium over the offering price. The option price may be paid in cash, shares of Dura Common Stock or any combination of the foregoing, at Dura's sole discretion. See "The Agreements and the Purchase Options--Stock Purchase Option."

    SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELATED TO AN INVESTMENT IN THE UNITS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
     PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                        PRICE TO             UNDERWRITING            PROCEEDS TO
                                                         PUBLIC               DISCOUNT(1)        SPIROS CORP. II(2)
Per Unit........................................            $                      $                      $
Total(3)........................................            $                      $                      $

(1) Spiros Corp. II and Dura have agreed to indemnify the Underwriters (as defined below) against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses, estimated at $750,000 payable by Spiros Corp. II.

(3) Spiros Corp. II and Dura have granted the Underwriters an option exercisable within 30 days after the date hereof to purchase up to an additional
          Units on the same terms as set forth above solely to cover over-allotments, if any. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to Spiros
    Corp. II will be $         , $         and $         , respectively. See
    "Underwriting."
                             ---------------------

    The Units are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by the Underwriters, and subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that
delivery of the Units will be made in New York, New York on or about       ,
1997.
                             ---------------------
MERRILL LYNCH & CO.  DONALDSON, LUFKIN & JENRETTE
                           SECURITIES CORPORATION
                              -------------------

               The date of this Prospectus is            , 1997.

              SPIROS-TM- PULMONARY DRY POWDER DRUG DELIVERY SYSTEM

                     [PHOTO OF INDIVIDUAL USING SPIROS-TM-]

    Spiros-TM- is a proprietary dry powder delivery system under development that is designed to aerosolize pharmaceuticals in dry powder formulations for propellant-free delivery to the lungs.

    Spiros-TM- features:

       --  Inspiratory Flow Rate Independence

       --  Minimum Need for Patient Coordination

       --  Absence of Chlorofluorocarbon Propellants

       --  Patient Convenience

    Product candidates based on Spiros-TM- are in various stages of research or development and have not been cleared by the United States Food and Drug Administration for commercial sale. There can be no assurance that products will be successfully developed or approved by regulatory authorities for commercial sale.

                          [PHOTO OF SPIROS-TM- MODELS]

       Spiros-TM- cassette system, the first to be developed and currently in use in clinical trials with albuterol and beclomethasone; and Spiros-TM- blisterdisk system, being developed for use with drugs sensitive to moisture or light.

    CERTAIN PERSONS PARTICIPATING IN THIS UNIT OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF ANY OF THE UNITS, THE SPIROS CORP. II COMMON STOCK, THE DURA COMMON STOCK OR THE WARRANTS. SPECIFICALLY, THE REPRESENTATIVES OF THE UNDERWRITERS MAY OVER-ALLOT IN CONNECTION WITH THE UNIT OFFERING, MAY BID FOR AND PURCHASE UNITS IN THE OPEN MARKET AND MAY IMPOSE PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                             AVAILABLE INFORMATION

    Dura is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Room 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates at the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Dura Common Stock is traded on the Nasdaq National Market and other information concerning Dura can be inspected at the offices of Nasdaq Operations, 1745 K Street, N.W., Washington, D.C. 20006.

    Dura and Spiros Corp. II have filed with the Commission a registration statement on Forms S-1/S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended, with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information with respect to Dura, Spiros Corp. II and the securities offered hereby, reference is made to the Registration Statement, which may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the fees prescribed by the Commission.

    Upon completion of the Offering, Spiros Corp. II is expected to be subject to the information and reporting requirements of the Exchange Act and in accordance therewith to file reports and other information with the Commission. Holders of Spiros Corp. II Common Stock will receive annual reports containing financial information including the report of independent accountants as to the financial statements of Spiros Corp. II.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents filed by Dura with the Commission are hereby incorporated by reference in this Prospectus: (1) the Annual Report of Dura on Form 10-K for the fiscal year ended December 31, 1996; (2) the Quarterly Report of Dura on Form 10-Q for the quarter ended March 31, 1997; (3) the Quarterly Report of Dura on Form 10-Q for the quarter ended June 30, 1997; (4) the Quarterly Report of Dura on Form 10-Q for the quarter ended September 30, 1997;
(5) the Proxy Statement of Dura dated April 16, 1997 in connection with the Annual Meeting of Stockholders held on May 28, 1997; (6) the Current Report of Dura on Form 8-K filed on May 22, 1997; (7) the Current Report of Dura on Form 8-K filed on October 10, 1997, as amended; and (8) the description of Dura's Common Stock contained in its Registration Statement on Form 8-A filed on July 22, 1997.


    All reports and other documents subsequently filed by Dura pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    Dura will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into any such document). Requests for such documents should be submitted in writing to Mitchell R. Woodbury, Senior Vice President and General Counsel, at Dura Pharmaceuticals, Inc., 7475 Lusk Boulevard, San Diego, California 92121 or by telephone at (619) 457-2553.

    Spiros Corp. II is a Delaware company incorporated on September 23, 1997 and has conducted no business to date. Spiros Corp. II's principal executive office is located at 7475 Lusk Boulevard, San Diego, California 92121, and its telephone number is (619) 457-2553.

                               PROSPECTUS SUMMARY

    THE INFORMATION SET FORTH BELOW SHOULD BE READ IN CONJUNCTION WITH, AND IS QUALIFIED IN ITS ENTIRETY BY, THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS" AND FINANCIAL STATEMENTS, INCLUDING THE NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. UNLESS THE CONTEXT OTHERWISE REQUIRES, THE TERM "DURA" REFERS TO "DURA PHARMACEUTICALS, INC." AND ITS SUBSIDIARIES. THIS PROSPECTUS MAY CONTAIN, IN ADDITION TO HISTORICAL INFORMATION, FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS," AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS OR IN THE DOCUMENTS INCORPORATED BY REFERENCE.

                                      DURA

    Dura Pharmaceuticals, Inc. ("Dura") is a specialty respiratory pharmaceutical and pulmonary drug delivery company. Dura is engaged in developing and marketing prescription pharmaceutical products for the treatment of asthma, hay fever, chronic obstructive pulmonary disease ("COPD"), the common cold and related respiratory ailments, and is developing a pulmonary drug delivery system. Dura has strategically focused on the U.S. respiratory market because of its size and growth opportunities. The estimated size of the target market for antihistamines, asthma/rhinitis therapies, cough/cold preparations and anti-infectives in 1996 was approximately $9.5 billion. The size and fragmented nature of the market and the identifiable base of physician prescribers allow Dura to achieve significant market penetration with a specialized sales force. Dura currently markets 31 prescription products. Dura also has a separate mail service pharmacy, Health Script Pharmacy Services, Inc. ("Health Script"), which dispenses respiratory pharmaceuticals.

    Dura employs a dual marketing strategy utilizing its focused field sales force of over 300 people and dedicated managed care sales and marketing and national account groups that cover managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ear, nose, and throat specialists ("ENTs"), pulmonologists and a selected subset of pediatricians and generalist physicians, who Dura believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. Dura's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. Dura expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.

    This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, Dura has acquired 19 products targeted at the U.S. respiratory market. In September 1996, Dura acquired from Eli Lilly and Company ("Lilly") exclusive U.S. marketing rights to the antibiotics Keftab-Registered Trademark- and Ceclor-Registered Trademark- CD. Dura began marketing Keftab in September 1996, and launched Ceclor CD in October 1996. In May 1997, Dura acquired from Syntex (USA) Inc. and other members of the Roche Group (collectively, "Syntex") the exclusive U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark-.


    Another key component of Dura's strategy is to develop the Spiros-TM-pulmonary drug delivery system ("Spiros"). Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. Dura has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Development Corporation II, Inc. ("Spiros Corp. II"), certain drug compounds for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the pharmaceutical agents most frequently prescribed to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi Chemical Corporation ("Mitsubishi"), Fujisawa Pharmaceutical Co., Ltd. ("Fujisawa") and Trega Biosciences, Inc. ("Trega"), generally for use with certain of their proprietary respiratory products, and
(iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques.


    Spiros Development Corporation ("Spiros Corp.") is a separate company formed in December 1995 to fund the development of Spiros for use with certain asthma drugs. Spiros Corp. has used substantially all of the $28 million in financing it raised and a $13 million contribution it received from Dura to finance the development of Spiros and certain compounds for use in Spiros. On or prior to the closing of the Offering, Dura will purchase all of the common stock of Spiros Corp. for an aggregate purchase price estimated to be $45.7 million, payable in cash, shares of Dura Common Stock, or any combination thereof, at Dura's sole discretion (the "Spiros Corp. Purchase"). The Spiros Corp. Purchase will result in a one-time charge in the period in which the Spiros Corp. Purchase is closed, relating to the acquisition of in-process research, that will approximate the purchase price.


    Prior to the formation of Spiros Corp., Dura Delivery Systems, Inc. ("DDSI") was organized as a separate entity responsible for Spiros development. DDSI spent approximately $23 million for the development of Spiros before being acquired by Dura in December 1995.


    Dura was incorporated under the laws of California in 1981 and reincorporated in Delaware in 1997. Dura's principal executive offices are located at 7475 Lusk Boulevard, San Diego, California 92121. Its telephone number is (619) 457-2553.



                              RECENT DEVELOPMENTS



    On October 21, 1997, Dura announced that it had signed a definitive merger agreement (the "Merger Agreement") with Scandipharm, Inc. ("Scandipharm"). Scandipharm is an Alabama-based distributor of pharmaceutical products for the treatment of cystic fibrosis ("CF"), a fatal genetic disease affecting approximately 30,000 children and young adults.



    Scandipharm markets primarily to hospital-based cystic fibrosis specialists through its sales force which has significantly increased in 1997 and currently numbers approximately 50 persons. Scandipharm's principal product is the Ultrase-Registered Trademark- prescription enzyme preparation for CF patients. Under the terms of the Merger Agreement, Dura will issue between $93 and $139 million of Dura Common Stock, depending on the average price of Dura Common Stock 20 days prior to the closing, in exchange for all capital stock and outstanding options of Scandipharm. The transaction, which is expected to close in the first half of 1998, has been approved by the board of directors of each of Dura and Scandipharm and is subject to, among other things, the approval of the shareholders of Scandipharm, the receipt of regulatory approvals and the effectiveness of a registration statement covering the issuance of Dura stock in the merger of Scandipharm with a Dura subsidiary (the "Merger"). See "Risk Factors--Business Risks Relating to Dura--Risks Related to the Proposed Merger with Scandipharm."



    At September 30, 1997, Scandipharm had total assets of $35.7 million, of which $23.6 million consisted of cash and cash equivalents, and total liabilities of $7.9 million. Scandipharm had net sales, gross profit and net loss of $19.4 million, $13.6 million and $2.6 million, respectively, for the year ended December 31, 1996 and $16.2 million, $10.4 million and $2.5 million, respectively, for the nine months ended September 30, 1997. Net loss for the 1996 and 1997 periods included nonrecurring charges of $4.4 million and $4.0 million, respectively.


                                SPIROS CORP. II

    Spiros Corp. II was formed in September 1997 to continue to fund the development of Spiros and to conduct formulation work, clinical trials and commercialization for four leading asthma drugs (albuterol, beclomethasone, ipratropium and budesonide) and certain combinations and alternative formulations thereof for use in Spiros. Spiros Corp. II may also expend funds on enhancements to the existing Spiros technology, initial development of a next generation inhaler system and the acquisition of capital equipment (the "Other Expenditures") to be used in the manufacture of the Spiros Products (as defined below). Finally, Spiros Corp. II plans to use a portion of its funding to conduct technical evaluation projects designed to identify additional respiratory drug candidates for further development in Spiros. Spiros has been designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery, including inspiratory flow rate independence, minimum need for patient coordination, reduced side effects, improved patient convenience and lack of chlorofluorocarbon propellants.

    Asthma is a complex physiological disorder characterized by airway hyperactivity to a variety of stimuli such as dust, pollen, stress or physical exercise, resulting in airway obstruction that is partially or temporarily reversible. The number of people with asthma has grown steadily in recent years and is now believed to be over 200 million worldwide. COPD is a complex condition comprising a combination of chronic bronchitis, emphysema and airway obstruction. The worldwide combined market for therapeutic drugs to treat asthma and COPD was approximately $7.5 billion in 1996. The primary categories of therapeutic drugs used in the treatment of asthma and COPD include bronchodilators and anti-inflammatories. Bronchodilators dilate the airways and include beta agonists (such as albuterol and bitolterol), xanthines (such as theophylline) and anticholinergics (such as ipratropium). Anti-inflammatories reduce inflammation and include steroids (such as beclomethasone, budesonide, flunisolide and triamcinolone).

    Inhaled therapeutic drugs have been shown to be effective in treating or preventing the symptoms of asthma, COPD, and other lung diseases. When treating respiratory diseases, inhalation delivery puts the drug directly into the lung for topical treatment. If administered in capsule, tablet or liquid form, rather than through inhalation, the patient must take sufficient drug to achieve a systemic therapeutic blood level to benefit the lungs. In many instances, this may cause serious side effects by impacting other organs. Because inhaled therapy delivers the drug directly into the lung, it provides comparable efficacy with less risk of systemic side effects at greatly reduced dosages. Inhalation delivery also yields a fast onset of action, hastening the time for patient relief.

    Spiros Corp. II has no employees other than its three executive officers who are full-time employees, officers and/or directors of Dura. Spiros Corp. II does not intend to perform any research, marketing, manufacturing or other activities on its own behalf, as it will pay Dura to perform all such activities pursuant to the terms of the Development Agreement (as defined below) and the Manufacturing and Marketing Agreement (as defined below). Substantially all of the net proceeds of the Offering and the Contribution (as defined below), together with interest earned thereon (the "Available Funds"), will be used for payments to Dura for clinical and other services under the Development Agreement in connection with the development of the following compounds using Spiros (the "Spiros Products") and the Other Expenditures:

    ALBUTEROL. Albuterol, a beta agonist, provides rapid symptomatic relief of reversible bronchospasm. When administered by inhalation, it produces significant bronchodilation promptly and its effects are demonstrable for a number of hours. Albuterol is the most widely accepted asthma medication in the world. The leading branded metered dose inhaler ("MDI") albuterol products are Proventil-Registered Trademark-, sold by Schering-Plough Corporation ("Schering-Plough"), and Ventolin-Registered Trademark-, sold by Glaxo Wellcome, Inc. ("Glaxo"). In 1996, U.S. sales of albuterol were approximately $700 million as measured by average wholesale prices.

    In March 1997, patient dosing was completed in long-term and short-term pivotal clinical trials that, along with earlier studies, are intended to serve as the basis for filing a New Drug Application ("NDA") in November 1997, seeking United States Food and Drug Administration ("FDA") approval to market albuterol in the Spiros cassette system. An open label study of albuterol in the Spiros cassette system is currently in progress. Interim results of this study will be provided to the FDA in the NDA and results of the full study must be submitted to and reviewed by the FDA prior to product approval.

    BECLOMETHASONE. Beclomethasone is a steroid used to treat the inflammatory component of asthma and certain symptoms of COPD. Systemic side effects resulting from the inhalation of beclomethasone are less than those that occur with steroids taken in capsule, tablet or liquid form. Beclomethasone was first launched in MDI form as Vanceril-Registered Trademark- by Schering-Plough and later as Beclovent-Registered Trademark- by Glaxo. In 1996, U.S. sales of beclomethasone were approximately $205 million as measured by average wholesale prices.

    In the first quarter of 1997, Dura, on behalf of Spiros Corp., completed dose ranging studies of a one dosage strength of beclomethasone in the Spiros cassette system under an Investigational New Drug ("IND") application, and preparations for Phase III pivotal clinical trials to demonstrate safety and efficacy have been initiated.

    Spiros Corp. II plans to continue formulation work on additional dosage strengths of beclomethasone to evaluate whether to develop a higher strength formulation as a companion to the beclomethasone product currently under development. Spiros Corp. II believes that the availability of higher strength formulations of beclomethasone can improve convenience and patient compliance as well as allow physicians to prescribe higher doses to more effectively control asthma. Spiros Corp. II believes that it will be required to conduct additional dosing and pivotal clinical trials in connection with each additional formulation of beclomethasone.

    IPRATROPIUM. Ipratropium is an anticholinergic bronchodilator. Ipratropium is most commonly prescribed for the long term management of COPD (including chronic bronchitis and emphysema) and for treatment of asthmatic patients who are poorly controlled by, or who experience troublesome side effects from, beta-agonists such as albuterol. Ipratropium acts at a site that is different from the site where beta-agonists act and thus affords an alternative approach to the treatment of airway obstruction. Ipratropium in MDI form is marketed as Atrovent-Registered Trademark- by Boehringer Ingelheim International GmbH ("Boehringer Ingelheim"). In 1996, U.S. sales of ipratropium were approximately $200 million as measured by average wholesale prices.

    Dura, on behalf of Spiros Corp., has conducted initial formulation studies using ipratropium to demonstrate that delivery via Spiros is feasible. In 1998, Spiros Corp. II plans to begin product development for a formulation of ipratropium to be delivered using Spiros.

    ALBUTEROL-IPRATROPIUM COMBINATION. Albuterol and ipratropium are frequently prescribed in combination for patients with COPD or asthma. Boehringer Ingelheim has marketed an albuterol-ipratropium combination product, Combivent-Registered Trademark-, outside of the U.S. for a number of years. Combivent was approved for marketing in the U.S. in early 1997, and has recently been launched in MDI form by Boehringer Ingelheim in the U.S.

    Based on the substantial work performed with albuterol and the feasibility study conducted with ipratropium, Spiros Corp. II believes that developing an albuterol-ipratropium formulation for delivery using Spiros will be feasible, and it intends to commence the development of this formulation in 1998.

    BUDESONIDE. Budesonide is a new generation steroid used to treat the inflammatory component of asthma. Budesonide has been marketed in several dosage forms outside of the U.S., but to date, has only been available in the U.S. in nasal spray form. However, in June 1997, the FDA approved for marketing in the U.S. a dry powder formulation of budesonide for delivery through Astra Pharmaceutical's Pulmicort-Registered Trademark-Turbuhaler-Registered
Trademark-. In 1996, worldwide sales of budesonide were estimated to be greater than $600 million as measured by average wholesale prices.

    In 1998, Spiros Corp. II expects to begin formulation of budesonide for delivery through Spiros.

    DESIGNATED COMPOUNDS. The Board of Directors of Spiros Corp. II has the right, with the consent of Dura, to select additional compounds for the treatment of respiratory diseases, including asthma, allergy, cystic fibrosis or respiratory infection (the "Designated Compounds") for delivery using Spiros. See "The Agreements and the Purchase Options--Technology License Agreement."

    In the event that Spiros Corp. II obtains the rights to any Designated Compounds, Spiros Corp. II will conduct technical evaluations of the applicable compounds as candidates for delivery through Spiros. Technical evaluations will generally include patent evaluation, establishment of analytical methods, micronization of drug substance, preliminary formulation development, preliminary aerosol characterization, preliminary stability evaluation and animal bioavailability, efficacy and toxicology evaluation. Technical evaluations may also include initial safety and efficacy studies in humans.

    In the event that additional funds become available to Spiros Corp. II, whether through the exercise of the Albuterol Option (as defined below) or the Product Option (as defined below), such funds will become part of the Available Funds, and a portion of such funds may be used for additional development of a next generation inhaler system and certain other enhancements to the existing Spiros technology and to fund the acquisition of capital equipment to be used to manufacture the Spiros Products.

                                  RISK FACTORS

    An investment in the Units involves certain risks associated with the Offering, the business of Dura and Spiros Corp. II and the industry in which they compete. See "Risk Factors."

                                  THE OFFERING

Units Offered.......................................................................

  Number of shares of Spiros Corp. II Common Stock Offered
        and to be Outstanding after the Offering....................................

  Warrants to Purchase Dura Common Stock Offered....................................

Proposed Nasdaq National Market Symbol for Unit.....................................       SDCO

                              TRADING INFORMATION

    Application has been made to have the Units listed for quotation on the Nasdaq National Market. The Spiros Corp. II Common Stock and the Warrants comprising the Units will trade only as units through December 31, 1999 or such earlier date as the Purchase Option (as defined below) is exercised or expires unexercised (the "Separation Date"). See "Description of the Warrants." It is expected that the Spiros Corp. II Common Stock and the Warrants will be eligible for quotation after the Separation Date on the Nasdaq National Market. There can be no assurance that there will be an active trading market for the Units or that, after the Separation Date, there will be active trading markets for the Spiros Corp. II Common Stock or the Warrants. The Dura Common Stock is quoted on the Nasdaq National Market.

                                  THE WARRANTS

    Each Unit includes a Warrant to purchase one-fourth of one share of Dura Common Stock. The Warrants will be exercisable from January 1, 2000 through December 31, 2002 (the "Warrant Expiration Date") at an exercise price of
$         per share (the "Warrant Exercise Price"). The Warrants will trade separately from the Spiros Corp. II Common Stock beginning on the Separation Date. In the event that Dura exercises the Purchase Option, holders of Spiros Corp. II Common Stock will retain their Warrants, unless sold or otherwise transferred by those holders. See "Description of the Warrants."

                                THE CONTRIBUTION

    Prior to the consummation of the Offering, Dura will contribute $75 million in cash to Spiros Corp. II (the "Contribution") in order to increase the funds available for Spiros Corp. II to undertake research, clinical development, product development, including regulatory approval, and commercialization of the Spiros Products under the Development Agreement. Dura will incur a one-time charge to earnings in the amount of the Contribution in the period in which the Contribution is made.

                             STOCK PURCHASE OPTION

    Dura, as the holder of all of the issued and outstanding special shares, par value $1.00 per share, of Spiros Corp. II (the "Special Shares"), will have the right to purchase all, but not less than all, of the Spiros Corp. II Common Stock outstanding at the time such right is exercised (the "Purchase Option"). The Purchase Option will be exercisable by notice (the "Exercise Notice") given at any time beginning on the closing date of the Offering and ending on the earlier of (i) December 31, 2002 or (ii) the 90th day after the date Spiros Corp. II provides Dura (as such holder) with quarterly financial statements of Spiros Corp. II showing cash or cash equivalents of less than $5 million (the "Financial Notice"), although, following the receipt of the Financial Notice, Dura may elect to extend such period by providing additional funding for the continued development of the Spiros Products (but in no event beyond December 31, 2002). If the Purchase Option is exercised, the purchase price calculated on a per share basis (the "Purchase Option Exercise Price") will be as follows:

IF THE SPIROS CORP. II COMMON STOCK IS ACQUIRED                                PURCHASE OPTION
PURSUANT TO THE PURCHASE OPTION:                                               EXERCISE PRICE
-----------------------------------------------------------------------------  ---------------
Before January 1, 2000.......................................................     $

On or after January 1, 2000 and on or before March 31, 2000..................
On or after April 1, 2000 and on or before June 30, 2000.....................
On or after July 1, 2000 and on or before September 30, 2000.................
On or after October 1, 2000 and on or before December 31, 2000...............

On or after January 1, 2001 and on or before March 31, 2001..................
On or after April 1, 2001 and on or before June 30, 2001.....................
On or after July 1, 2001 and on or before September 30, 2001.................
On or after October 1, 2001 and on or before December 31, 2001...............

On or after January 1, 2002 and on or before March 31, 2002..................
On or after April 1, 2002 and on or before June 30, 2002.....................
On or after July 1, 2002 and on or before September 30, 2002.................
On or after October 1, 2002 and on or before December 31, 2002...............

    The Purchase Option Exercise Price may be paid in cash or shares of Dura Common Stock, or any combination of the foregoing, at Dura's sole discretion. Any such shares of Dura Common Stock will be valued based upon the average of the closing price for Dura Common Stock on the Nasdaq National Market for ten trading days immediately preceding the date of the Exercise Notice. See "The Agreements and Purchase Options--Stock Purchase Option."


    Dura owns all of the issued and outstanding Special Shares, which grants Dura the Purchase Option and confers certain voting and other rights, including the right to elect two of the five directors of Spiros Corp. II. Under Spiros Corp. II's Amended and Restated Certificate of Incorporation, Spiros Corp. II will be prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Dura's rights under the Purchase Option. For example, until the expiration of the Purchase Option, Spiros Corp. II will not be able to, among other things, without the consent of Dura, pay any dividends, issue additional shares of capital stock, have outstanding borrowings in excess of an aggregate of $1 million, or merge, liquidate or sell all or substantially all of its assets or alter the Purchase Option. See "Spiros Corp. II Capital Stock."


                          TECHNOLOGY LICENSE AGREEMENT

    Dura, Spiros Corp. and Spiros Corp. II will enter into an agreement (the "Technology Agreement"), under which Dura and Spiros Corp. will grant Spiros Corp. II an exclusive, worldwide, perpetual, royalty-bearing license to use technology owned or controlled by Dura or Spiros Corp. as of the date of the closing of the Offering relating to Spiros and any technology acquired following the closing of the Offering relating to Spiros, which such parties have the right to sublicense, (the "Core Technology") in research, development and commercialization (except with respect to beclomethasone in Japan, Hong Kong,

Singapore, the Republic of China (Taiwan), the Republic of Korea and the People's Republic of China (collectively, "Asia")) of the Spiros Products, including rights to patents, patent applications and other intellectual property rights necessary or useful to the development of the Spiros Products.

    In consideration for these license rights granted to Spiros Corp. II by Dura and Spiros Corp., Spiros Corp. II will pay Dura and Spiros Corp. a technology access fee equal to 5% of the Net Sales (as defined below) of each Spiros Product. Spiros Corp. II's obligation will terminate, on a country-by-country basis, (a) within 10 years from the first sale of such Spiros Product in those countries where no patents covering such product are issued and (b) in those countries where patents covering the Spiros Products are issued, upon the expiration of the last-to-expire patent covering such Spiros Product in such country.

    In addition, Spiros Corp. II will grant Dura (a) a worldwide, exclusive, royalty-free license to use the Core Technology and any technology developed or acquired on behalf of Spiros Corp. II by Dura (the "Program Technology") to develop the Spiros Products pursuant to the terms of the Development Agreement;
(b) a worldwide, exclusive, royalty-bearing license to use the Program Technology to sell Spiros Products worldwide pursuant to the terms of the Manufacturing and Marketing Agreement; (c) upon Dura's exercise of the Albuterol Option (as defined below), a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology to develop, manufacture and commercialize the Albuterol Product (as defined below); (d) upon Dura's exercise of the Product Option (as defined below), a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology to develop, manufacture and commercialize the Spiros Product for which the Product Option is exercised; and (e) a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology, including technology relating to enhancements to existing Spiros technology or any next generation inhaler system, to develop, manufacture and commercialize products other than the Spiros Products, including products that compete with the Spiros Products.

    Under the Technology Agreement, Dura must use commercially reasonable efforts to secure the rights of third parties in technology that is necessary or useful to the development of the Spiros Products. Spiros Corp. II will have no obligation to accept any grant of such rights or to assume any obligation without its prior written consent. If Spiros Corp. II desires to obtain any such rights, Dura and Spiros Corp. II agree to negotiate in good faith regarding the allocation of any royalty, license fee or other payments payable to the third party and the assumption of any obligations applicable to such license.

    Prior to the expiration of the Purchase Option, Spiros Corp. II cannot without Dura's prior written consent (a) license, sublicense, encumber or otherwise transfer any rights in the Program Technology; (b) make, use or sell any of the Program Technology; or (c) authorize, cause or assist in any way any other person to do any of the foregoing. Following the expiration or termination of the Purchase Option, the foregoing limitations will cease to be applicable and Spiros Corp. II will have the right to license, sublicense, encumber or otherwise transfer the Program Technology for use with any Spiros Products that have not been acquired by Dura through the exercise of either the Albuterol Option or the Product Option.

    The Technology Agreement will remain in full force and effect indefinitely, unless terminated by (a) mutual agreement of the parties or (b) Dura's exercise of the Purchase Option.

    Either Dura or Spiros Corp. II may terminate the Technology Agreement prior to its expiration if the other party (a) breaches any material obligation under the Technology Agreement or the Development Agreement, which breach continues for a period of 60 days after written notice thereof, (b) enters into any voluntary proceeding in bankruptcy, reorganization or an arrangement for the benefit of its creditors, or its Board of Directors or stockholders authorize such action or (c) fails to dismiss any such proceeding within 60 days after the same is involuntarily commenced. If Spiros Corp. II terminates the Technology Agreement, Spiros Corp. II's license to use the Program Technology will continue (except with respect to any Spiros Products that have been previously acquired by Dura through the exercise of the Albuterol Option or the Product Option), and Spiros Corp. II will be free to enter into arrangements with third parties to research, develop and commercialize the Spiros Products. If Dura terminates the Technology Agreement, (a) Spiros Corp. II's license to use the Core Technology under the Technology Agreement will terminate, (b) all of Spiros Corp. II's rights to the Program Technology will revert to Dura, and (c) all rights to develop, use and sell the Spiros Products will revert to Dura. Dura and Spiros Corp. II will use reasonable efforts for a period of 120 days after the Technology Agreement is terminated by Dura to reach agreement on royalties and other compensation to be paid by Dura to Spiros Corp. II solely with respect to the Spiros Products and the Program Technology and, in the absence of such agreement, the matter will be submitted to binding arbitration. There can be no assurance that, upon termination of the Technology Agreement by Spiros Corp. II, that it will be able to make alternative arrangements for the research, development and commercialization of some or all of the Spiros Products. See "The Agreements and the Purchase Options--Technology License Agreement."

                     ALBUTEROL AND PRODUCT OPTION AGREEMENT

    Dura and Spiros Corp. II will enter into an agreement (the "Albuterol and Product Option Agreement") pursuant to which Dura will obtain options to acquire
(a) the Albuterol Program Assets (as defined below) (the "Albuterol Option") and
(b) the Spiros Product Program Assets (as defined below) (the "Product Option").

    The Albuterol Program Assets include (a) the product developed by Dura pursuant to the Development Agreement with albuterol in the Spiros cassette system (the "Albuterol Product"), (b) albuterol as formulated for use in the Albuterol Product, (c) a perpetual, sublicensable, non-exclusive, royalty-free license to the technology owned by Dura or developed or acquired by Dura during the term of the Development Agreement applicable to the Albuterol Product for use solely with the Albuterol Product, and (d) all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approval to commence commercial sale or use of the Albuterol Product. The Albuterol Option is exercisable commencing on the date of the closing of the Offering and ending on the earlier of (i) 360 days after receipt of FDA approval to market the Albuterol Product or (ii) the date Dura ceases to manufacture or market the Albuterol Product in accordance with the terms of the Manufacturing and Marketing Agreement.

    Upon exercise of the Albuterol Option, Dura will make a single payment to Spiros Corp. II in cash equal to (a) the aggregate Purchase Option Exercise Price, assuming acquisition of all shares of Spiros Corp. II Common Stock issued pursuant to the Offering four years following closing of the Offering, multiplied by (b) a fraction, the numerator of which will equal the development and commercialization costs and expenses incurred by Spiros Corp. II in connection with the development and commercialization of the Albuterol Product and the denominator of which will equal the Available Funds (excluding the proceeds, if any, from the exercise of the Albuterol Option or the Product Option) set forth in the proposed budget contained herein. See "Use of Proceeds."

    The Spiros Product Program Assets include (a) a single Spiros Product (other than the Albuterol Product) for which Dura elects to exercise the Product Option (the "Option Product"), (b) the compound to be delivered by the Option Product, as formulated for use specifically in the Option Product, (c) a perpetual, sublicensable, non-exclusive, royalty-free license to the technology owned by Dura or developed or acquired by Dura during the term of the Development Agreement applicable to the Option Product for use solely with the Option Product, and (d) all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approval to commence commercial sale or use of the Option Product. The Product Option is exercisable with respect to each Spiros Product commencing on the date of the closing of the Offering and ending 90 days after receipt of FDA approval to market such Spiros Product; provided, however, that the Product Option may only be exercised with respect to a single Spiros Product.

    Upon exercise of the Product Option, Dura will make a single payment to Spiros Corp. II in cash equal to 110% of (a) the aggregate Purchase Option Exercise Price, assuming acquisition of all shares of Spiros Corp. II Common Stock issued pursuant to the Offering four years following closing of the Offering, multiplied by (b) a fraction, the numerator of which will equal the development and commercialization costs and expenses incurred by Spiros Corp. II in connection with the development of the Option Product and the denominator of which will equal the Available Funds (excluding the proceeds, if any, from the exercise of the Albuterol Option or the Product Option) set forth in the proposed budget contained herein. See "Use of Proceeds."


    Any payments received by Spiros Corp. II with respect to the exercise of the Albuterol Option and the Product Option will become part of the Available Funds.

    The Albuterol and Product Option Agreement will automatically terminate in the event that Spiros Corp. II terminates the Technology Agreement, the Development Agreement or the Manufacturing and Marketing Agreement, consistent with the terms of those agreements.

                             DEVELOPMENT AGREEMENT

    Dura and Spiros Corp. II will enter into an agreement (the "Development Agreement") under which Dura will agree to use commercially reasonable efforts to develop the Program Technology for the purpose of identifying and developing the Spiros Products and to make the Other Expenditures (the "Development"). Dura will furnish all labor, supervision, services, supplies, and materials necessary to perform the Development.

    Dura also agrees to use commercially reasonable efforts to obtain the rights to, and to sublicense to, Spiros Corp. II, any patent or technology license held by a third party that Dura reasonably determines to be necessary or useful to enable Dura to conduct the Development. Dura will act as Spiros Corp. II's exclusive agent for the filing and prosecuting of all regulatory applications and permits required to obtain FDA approval in Dura's name and any other necessary regulatory approvals for the Spiros Products. In the event that the Purchase Option expires unexercised, Dura will use its reasonable efforts to cause all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approvals for the Spiros Products, with respect to which Dura has not acquired exclusive rights, to be assigned to Spiros Corp. II.

    Dura will conduct the Development in accordance with an annual workplan and budget. At the closing, Dura will provide Spiros Corp. II with a workplan and budget covering the period from the closing date through December 31, 1998. Thereafter, Dura and Spiros Corp. II will prepare annual workplans and budgets. The annual workplans and budgets are subject to approval and acceptance by Spiros Corp. II's Board of Directors. Dura must report any significant deviations from an annual workplan and budget in a timely manner. Further, reimbursement for expenditures from Spiros Corp. II may not exceed in any calendar year 120% of the amount allocated in the applicable annual workplan and budget, unless otherwise approved by Spiros Corp. II.

    Payments to Dura under the Development Agreement for Dura's work in performing the Development will be made for the full amount of all Development Costs (as defined in the Development Agreement) incurred by Dura in performing these activities, up to the maximum amount of the funds available to Spiros Corp. II, which includes substantially all of the Available Funds. Development Costs will include costs, estimated to be approximately $4 million, for the Development conducted by Dura from October 10, 1997 through the date of the closing of the Offering.

    If Spiros Corp. II or Dura determine that the development of a particular Spiros Product should be discontinued because continued development is not feasible or is uneconomic, or that the development should be expanded to include one or more Designated Compounds, then Spiros Corp. II and Dura will use reasonable efforts to agree on the nature of the Development and the identity of any other compound on which unexpended Available Funds will be spent.

    Under the Development Agreement, the manufacture and sale of the Spiros Products for the sole purpose of conducting clinical trials necessary to obtain FDA approval or any other required regulatory approval will be charged to Spiros Corp. II as Development Costs. Dura will remit to Spiros Corp. II any revenue received by it from the sale of such Spiros Products prior to receipt of FDA approval to market.

                     MANUFACTURING AND MARKETING AGREEMENT

    Dura and Spiros Corp. II will enter into an agreement (the "Manufacturing and Marketing Agreement") under which Spiros Corp. II will grant to Dura an exclusive, worldwide license to manufacture and market the Spiros Products. Dura will pay Spiros Corp. II on a quarterly basis a royalty of 7% of the Net Sales of each Spiros Product beginning upon receipt of FDA approval to market such product; provided, however, that prior to the expiration of the Albuterol Option, no royalty payment will be made with respect to Net Sales of the Albuterol Product.

    Under the Manufacturing and Marketing Agreement, Dura will agree to use diligent efforts to commence sales of each Spiros Product promptly upon receiving FDA approval for such product. Dura will be responsible for maintaining competent, qualified sales personnel, and will agree not to make any representations inconsistent with the approved labeling of each Spiros Product.

    "Net Sales" for purposes of the Manufacturing and Marketing Agreement and the Technology Agreement will be defined as the gross amount invoiced for sales of the Spiros Products by Dura or its sublicensees, if any, to third parties less (i) discounts actually allowed, (ii) credits for claims, allowances, retroactive price reductions or returned Spiros Products, (iii) prepaid freight charges incurred in transporting Spiros Products to customers, (iv) sales taxes and other governmental charges actually paid in connection with the sales (but excluding what is commonly known as income taxes) and (v) any royalty obligations under the 1993 Royalty Agreement (as defined below). See "Business of Spiros Corp. II-- Patents." Net Sales will not include sales between or among Dura, its affiliates and its sublicensees unless such sales are for end use rather than for purposes of resale.

    The Manufacturing and Marketing Agreement will terminate (a) upon the exercise or termination of the Purchase Option or (b) by mutual agreement of the parties at any time. In the event Dura exercises the Albuterol Option or the Product Option, the Manufacturing and Marketing Agreement will terminate with respect to the Albuterol Product or the Option Product, as the case may be, but will otherwise continue in full force and effect.

                               SERVICES AGREEMENT

    Spiros Corp. II will enter into an agreement with Dura (the "Services Agreement") under which Dura will provide certain management and administrative services to Spiros Corp. II at the rate of $100,000 per calendar quarter for services to be performed internally by Dura and for services performed by third parties for Dura on Spiros Corp. II's behalf. In addition, Spiros Corp. II will reimburse Dura for all costs and expenses incurred by Dura in connection with the Offering (currently estimated to be approximately $750,000). The Services Agreement terminates on the earlier of (i) the exercise of the Purchase Option or (ii) 12 months after expiration of the Purchase Option.

                        FEDERAL INCOME TAX CONSEQUENCES

    The material federal income tax consequences of the purchase of Units in the Offering and the subsequent sale of Spiros Corp. II Common Stock and Warrants by the purchasers of Units in the Offering are discussed under "Federal Income Tax Consequences."

                                USE OF PROCEEDS


    The net proceeds from the Offering are expected to be approximately
$    million ($    million if the Underwriters' over-allotment option is
exercised in full), all of which will be received by Spiros Corp. II. Spiros Corp. II expects to use substantially all of the net proceeds of the Offering, the Contribution and interest to be earned thereon, less $1 million to be used as working capital, to engage Dura to undertake research, clinical development, product development, including regulatory approval, and commercialization of the Spiros Products under the Development Agreement, including to make the Other Expenditures. Spiros Corp. II expects that during the term of the Development Agreement, unless Dura exercises the Albuterol Option or the Product Option, it will have very limited sources of revenue other than the net proceeds of the Offering, the Contribution and the interest earned thereon. Any funds received by Spiros Corp. II as a result of Dura's exercise of the Albuterol Option or the Product Option will become part of the Available Funds and are intended to be paid to Dura pursuant to the Development Agreement. See "Use of Proceeds."


                DURA SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                             NINE MONTHS
                                                                                                                ENDED
                                                                YEAR ENDED DECEMBER 31,                     SEPTEMBER 30,
                                                 -----------------------------------------------------  ---------------------
                                                   1992       1993       1994       1995       1996       1996        1997
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)
  Sales........................................  $   9,561  $  15,816  $  22,199  $  39,308  $  79,563  $  45,900  $  105,437
  Contract revenues............................     --          2,297     10,481     12,194     24,556     17,407      22,430
                                                 ---------  ---------  ---------  ---------  ---------  ---------  ----------
    Total revenues.............................      9,561     18,113     32,680     51,502    104,119     63,307     127,867
  Operating income (loss)(2)...................     (7,016)    (8,240)     1,456    (37,252)    21,647     12,173      36,849
  Net income (loss)(2).........................     (6,769)    (8,173)     1,936    (35,778)    24,328     14,471      29,395
  Net income (loss) per share(2)...............      (0.47)     (0.55)      0.10      (1.53)      0.60       0.37        0.62
  Weighted average number of common and common
    equivalent shares..........................     14,506     14,988     19,860     23,440     40,479     38,890      47,392



                                                                                      DECEMBER 31,  SEPTEMBER 30,
                                                                                          1996          1997
                                                                                      ------------  -------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.................................   $  240,345    $   454,710
  Working capital...................................................................      219,864        457,276
  Total assets......................................................................      504,670        821,105
  Long-term obligations (excluding current portion).................................        6,670        294,535
  Shareholders' equity..............................................................      443,577        482,297


------------------------

(1) Dura Summary Consolidated Financial Information includes Health Script subsequent to its acquisition on March 22, 1995, the Rondec-Registered Trademark- product line subsequent to its acquisition on June 30, 1995, the Entex-Registered Trademark- product line subsequent to its acquisition on July 3, 1996, the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996, and the Nasarel and Nasalide products subsequent to their acquisition on May 7, 1997.


(2) In 1993 and 1995, Dura incurred charges for purchase options and acquired in-process technology totaling $2.3 million and $43.8 million, respectively. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, in 1995.

            SUMMARY UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


    The following summary unaudited pro forma consolidated financial data illustrates the effects of the Spiros Corp. Purchase under the purchase method of accounting as if the Spiros Corp. Purchase had occurred as of September 30, 1997 for the balance sheet data and as of January 1, 1996 for the statement of operations data. The summary unaudited pro forma consolidated statement of operations data also includes pro forma adjustments to reflect the impact from the acquisitions of the Entex products (July 1996), Keftab and Ceclor CD (September 1996), and Nasarel and Nasalide (May 1997), as if they had occurred on January 1, 1996. This financial data has been derived from information included in the unaudited pro forma condensed consolidated financial statements incorporated herein by reference from Dura's Current Report on Form 8-K, dated October 10, 1997, as amended.


    The summary unaudited pro forma combined financial data is not necessarily indicative of the results of operations which may have occurred if the Spiros Corp. Purchase had been consummated on the dates indicated and should not be construed as representative of any future results.


    The Spiros Corp. Purchase adjustments to contract and total revenues relate to the elimination of intercompany revenue from Spiros Corp. These adjustments are substantially offset by a reduction in operating expenses relating to intercompany development expenses. The adjustment to net income relates primarily to a reduction in the pro forma consolidated provision for income taxes resulting from the recognition of the income tax benefit on Spiros Corp.'s pre-tax loss, which was not recorded on a stand-alone basis. The Product Acquisition Adjustments are based on sales data for the products referred to above prior to their acquisition by Dura. The pro forma adjustments do not reflect any revenues or expenses for Ceclor CD as this product was launched after it was acquired by Dura.


SUMMARY UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS DATA


                                                                          SPIROS CORP.    PRODUCT
                                                                            PURCHASE    ACQUISITIONS  PRO FORMA
                                                   DURA     SPIROS CORP.  ADJUSTMENTS   ADJUSTMENTS  CONSOLIDATED
                                                 ---------  ------------  ------------  -----------  ------------
YEAR ENDED DECEMBER 31, 1996
Sales..........................................  $  79,563   $       --    $       --    $  51,047    $  130,610
Contract revenue...............................     24,556          200       (19,138)          --         5,618
                                                 ---------  ------------  ------------  -----------  ------------
  Total revenues...............................    104,119          200       (19,138)      51,047       136,228
Operating income (loss)........................     21,647      (20,640)        1,702       28,400        31,109
Net income (loss)..............................     24,328      (18,854)        8,562       13,987        28,023
Net income per share...........................       0.60                                                  0.68
Weighted average number of common and common
  equivalent shares............................     40,479                                                41,495
NINE MONTHS ENDED SEPTEMBER 30, 1997
Sales..........................................  $ 105,437   $       --    $       --    $   4,860    $  110,297
Contract revenue...............................     22,430           --       (18,331)          --         4,099
                                                 ---------  ------------  ------------  -----------  ------------
  Total revenues...............................    127,867           --       (18,331)       4,860       114,396
Operating income (loss)........................     36,849      (19,732)        1,401        2,702        21,220
Net income (loss)..............................     29,395      (19,044)        8,458        1,044        19,853
Net income per share...........................       0.62                                                  0.41
Weighted average number of common and common
  equivalent shares............................     47,392                                                48,408


SUMMARY UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET DATA


                                                                    AS OF SEPTEMBER 30, 1997
                                              ---------------------------------------------------------------------
                                                                                                       PRO FORMA
                                                                                        PRO FORMA     CONSOLIDATED
                                                DURA     SPIROS CORP.    ADJUSTMENTS   CONSOLIDATED  AS ADJUSTED(1)
                                              ---------  -------------  -------------  ------------  --------------
Cash, cash equivalents and short-term
 investments................................  $ 454,710    $   4,851      $      --     $  459,561     $  384,561
Working capital.............................    457,276        2,518             --        459,794        384,794
Total assets................................    821,105        4,851         (2,325)       823,631        748,631
Long-term obligations (excluding current
 portion)...................................    294,535           --             --        294,535        294,535
Shareholders' equity........................    482,297        2,518             --        484,815        409,815


------------------------------


(1) Pro Forma Consolidated As Adjusted amounts give effect to the Contribution. No adjustment has been made to reflect the Offering as it will result in an increase to additional paid-in capital in an amount equal to the value of the Warrants as determined at the time of their issuance, offset by an increase to the warrant subscriptions receivable contra equity account.

                                  RISK FACTORS

    AN INVESTMENT IN THE UNITS OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED HEREIN BY REFERENCE, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE PURCHASING THE UNITS OFFERED HEREBY.

CONFLICTS OF INTEREST

    COMMON MANAGEMENT. The Technology Agreement, the Development Agreement, the Manufacturing and Marketing Agreement and the Albuterol and Product Option Agreement (collectively, the "Major Agreements") were approved by Dura, as controlling stockholder of Spiros Corp. II, which, in such capacity, may have influenced the Board of Directors of Spiros Corp. II to enter into such agreements. Two of the five authorized members of the Board of Directors of Spiros Corp. II are persons who are directors and/or officers of Dura or its affiliates.

    LACK OF ARM'S-LENGTH NEGOTIATION. The Development Agreement and the Manufacturing and Marketing Agreement were not negotiated on an arm's-length basis and Dura and Spiros Corp. II did not retain separate counsel in connection therewith. In particular, the Board of Directors of Spiros Corp. II may have been influenced by Dura, as the controlling stockholder of Spiros Corp. II, in entering into the Development Agreement and the Manufacturing and Marketing Agreement. Dura is the contractor under the Development Agreement and will perform or participate in all development and other activities thereunder. Additionally, Dura will be primarily responsible for the marketing and manufacture of Spiros Products under the Manufacturing and Marketing Agreement. Spiros Corp. II will be responsible for and will pay the development costs that are incurred by Dura under the Development Agreement and the marketing and manufacturing costs incurred by Dura under the Manufacturing and Marketing Agreement. Dura will determine unilaterally certain activities to be undertaken under the Development Agreement and in all events Dura will have substantial influence over all activities and procedures (including the timing and priorities thereof) to be undertaken under the Development Agreement and the Manufacturing and Marketing Agreement. Dura has no obligation to complete any development or other activity after all funds of Spiros Corp. II have been expended. Dura's own projects and other third party projects may compete for time and resources with projects undertaken pursuant to the Development Agreement and the Manufacturing and Marketing Agreement and the resources that Dura expends under such agreements may therefore be limited.

    THE ALBUTEROL OPTION AND THE PRODUCT OPTION. If Dura exercises the Albuterol Option for the Albuterol Product or the Product Option for any other Spiros Product, it will have sole discretion to control the commercialization of such product, including discretion to allocate its marketing resources among that product and other Dura products.

    THE PURCHASE OPTION EXERCISE PRICE. The Purchase Option Exercise Price was determined by Spiros Corp. II and Dura giving consideration to the Spiros Products, the agreements between Spiros Corp. II and Dura, such other factors as Spiros Corp. II and Dura deemed appropriate, and other advice given by the Underwriters. Therefore, such price was not determined on an arm's-length basis.

BUSINESS RISKS RELATING TO SPIROS CORP. II

    NO ASSURANCE OF SUCCESSFUL DEVELOPMENT OF THE SPIROS PRODUCTS. Spiros Corp. II has agreed with Dura that Dura will conduct work on the Spiros Products in accordance with the Development Agreement for the purpose of research, clinical development, product development, including regulatory approval, and commercialization of the Spiros Products. Dura's historical performance has no relationship to Spiros Corp. II's potential product development and is not indicative of the future performance of Spiros Corp. II. While certain research and development on the Spiros Products being transferred to Spiros Corp. II by Dura has been conducted, additional clinical studies and product development are still to be undertaken. There can be no assurance that Spiros Corp. II or Dura will be able to complete the development, gain regulatory approval and successfully commercialize any of the Spiros Products or that the Spiros Products can be introduced in a timely manner. The successful development of any of the Spiros Products will require demonstration through human clinical studies that such Spiros Products are both safe and efficacious. See "Business of Spiros Corp. II."



    NO ASSURANCE OF EXERCISE OF DURA'S OPTIONS. Dura is not obligated to exercise the Purchase Option, the Albuterol Option or the Product Option, and it will exercise such options only if, in the opinion of Dura's Board of Directors, it is in Dura's best interest to do so. Even if the Spiros Products are developed and approved, if Dura does not exercise the Purchase Option, the Albuterol Option or the Product Option, Spiros Corp. II will be required to find alternative ways to commercially market or exploit the Spiros Products and there can be no assurance that Spiros Corp. II will be able to do so. If, in the event Dura fails to exercise the Purchase Option, the Albuterol Option and the Product Option and Spiros Corp. II determines to market the Spiros Products itself, Spiros Corp. II will require substantial additional funds. There can be no assurance that such funds will be available on attractive terms, if at all. Similarly, if Spiros Corp. II determines to license the Spiros Products to third parties, such arrangements, if available, may be on terms less favorable to Spiros Corp. II than the terms of Spiros Corp. II's arrangements with Dura. See "The Agreements and the Purchase Options--Stock Purchase Option" and "The Agreements and the Purchase Options--Albuterol and Product Option Agreement."


    NO ASSURANCE OF SUFFICIENT FUNDS. Although Spiros Corp. II believes that the Available Funds will be sufficient to enable it to advance three Spiros Products through the FDA approval stage, there can be no assurance that this will be the case. Until the expiration of the Purchase Option, Spiros Corp. II is significantly restricted from raising additional funds without Dura's consent and there can be no assurance that Spiros Corp. II will have sufficient funds to successfully develop any Spiros Products. While Dura may, at its sole option, provide funds for further development of the Spiros Products, it is not obligated to do so. If the Purchase Option is not exercised, Spiros Corp. II would have to raise substantial funding while hiring, or otherwise obtaining access to research, and management personnel.

    NO ASSURANCE THAT THE PURCHASE OPTION WILL BE REPRESENTATIVE OF THE VALUE OF SPIROS CORP. II. The Purchase Option Exercise Price is set forth in the Spiros Corp. II Amended and Restated Certificate of Incorporation as of the date of the closing of the Offering and therefore may not be representative of the value of the Spiros Corp. II Common Stock at the time of the exercise of the Purchase Option.

    DEPENDENCE ON DURA. Substantially all of the Available Funds will be paid by Spiros Corp. II to Dura under the Development Agreement. In addition, Dura will be primarily responsible for the marketing and manufacturing of the Spiros Products, if any are commercialized prior to the expiration of the Purchase Option. Spiros Corp. II is not expected to have its own research, development, clinical, licensing, administration, manufacturing or marketing employees or facilities and thus will be entirely dependent on Dura in these areas. Subject to their respective obligations under the Development Agreement, consistent with commercially reasonable practices, Dura will have sole discretion to determine the allocation of its research, development, clinical, licensing, administration, manufacturing and marketing employees and facilities. Although Dura believes that its personnel and facilities currently are or, in the future, will be adequate for the performance of its duties under the Development Agreement and the Manufacturing and Marketing Agreement, Dura's proprietary and collaborative development, licensing, manufacturing and marketing projects may compete for time and resources with projects undertaken by Spiros Corp. II pursuant to the Development Agreement and the Manufacturing and Marketing Agreement, thereby delaying development, manufacture and marketing of the Spiros Products. Any material adverse change in the business or financial condition of Dura would have a material adverse effect upon Spiros Corp. II. See "The Agreements and the Purchase Options--Development Agreement."

    POTENTIAL COMPETITION FROM DURA. Dura is engaged in ongoing licensing and development of new products. While Dura has licensed the rights to develop, manufacture and commercialize the Spiros Products in connection with the Core Technology to Spiros Corp. II, Dura is not prohibited from developing other products using Spiros, including those that may compete with the Spiros Products, or from in-licensing or acquiring products that may compete with the Spiros Products. Dura's activities may, in some circumstances, lead to the development, in-licensing or acquisition of products that compete with the Spiros Products being developed by Spiros Corp II. It is possible that Dura's rights with respect to such competitive products could reduce Dura's incentive to exercise the Albuterol Option, the Product Option or the Purchase Option. See "Business of Dura."


    NO MANUFACTURING OR MARKETING CAPABILITY. Spiros Corp. II has no manufacturing or marketing capability. Spiros Corp. II is obligated to only utilize Dura's manufacturing facilities for manufacturing in the U.S. during the term of the Manufacturing and Marketing Agreement. Dura has the right under the Manufacturing and Marketing Agreement to use contract manufacturers and currently plans to rely on third parties to manufacture certain components of Spiros. There can be no assurance that Dura's facilities or those of its contract manufacturers will be satisfactory for the needs of Spiros Corp. II. In addition, Dura or its contract manufacturers, as the case may be, may require additional FDA approval prior to commencing manufacturing of Spiros Products. There can be no assurance that the Spiros Products can be manufactured, whether by Dura or a contract manufacturer, on a commercial scale for commercially reasonable cost or on a timely basis. In addition, Spiros Corp. II has no experience in sales, marketing or distribution. Under the Manufacturing and Marketing Agreement, Dura has been granted exclusive worldwide marketing rights to the Spiros Products. There can be no assurance that Dura's sales and marketing force will be able to establish commercially successful sales and distribution capabilities for the Spiros Products. See "The Agreements and the Purchase Options--Manufacturing and Marketing Agreement."


    ABSENCE OF OPERATING HISTORY; NO ASSURANCE OF PROFITABILITY; LACK OF DIVIDENDS. Spiros Corp. II was recently formed and has no operating history upon which investors may base an evaluation of its likely financial performance. Spiros Corp. II anticipates that substantially all of the Available Funds may be expended prior to the earliest receipt of any significant revenues by Spiros Corp. II, resulting in significant losses. Further, even if the Spiros Products are developed in accordance with the Development Agreement and marketed pursuant to the Manufacturing and Marketing Agreement, there can be no assurance that they can be marketed profitably. Even if such Spiros Products are commercialized profitably, the initial losses incurred by Spiros Corp. II may never be recovered. Spiros Corp. II is prevented from paying dividends on the Spiros Corp. II Common Stock without the approval of Dura, and accordingly, does not expect to pay any dividends. See "Spiros Corp. II Capital Stock" and "The Agreements and the Purchase Options--Stock Purchase Option."


    ABILITY OF SPECIAL STOCKHOLDER TO LIMIT CERTAIN SPIROS CORP. II
ACTIVITIES. Pursuant to the Amended and Restated Certificate of Incorporation of Spiros Corp. II, until the expiration of the Purchase Option, no resolution or act of Spiros Corp. II to authorize or permit any of the following will be effective without the prior written approval of the holders of a majority of the outstanding Special Shares: (i) the allotment or issue of shares or other securities of Spiros Corp. II or the creation of any right to such allotment or issue; (ii) the reduction of Spiros Corp. II's authorized share capital; (iii) outstanding borrowings by Spiros Corp. II in excess of $1 million; (iv) the sale or other disposition of, or the creation of any lien or liens on, the whole or a part of Spiros Corp. II's business or assets; (vi) the consolidation of Spiros Corp. II; and (vii) any alteration of the Purchase Option. Accordingly, Dura as the holder of a majority of the outstanding Special Shares, could preclude the holders of a majority of the outstanding Spiros Corp. II Common Stock and the Board of Directors of Spiros Corp. II from taking any of the foregoing actions during such period. See "Spiros Corp. II Capital Stock."


    POTENTIAL LOSS OF TECHNOLOGY BY SPIROS CORP. II. Under the Development Agreement, Spiros Corp. II is obligated to make payments to Dura equal in the aggregate to substantially all of the Available Funds. If Spiros Corp. II does not use such Available Funds as provided in the Development Agreement or otherwise breaches any of its material obligations under the Major Agreements, Dura may have the right to terminate the Technology Agreement, the Development Agreement and the Manufacturing and

Marketing Agreement, and thereby reacquire rights to all technology licensed to Spiros Corp. II thereunder, including improvements made to such technology using funds provided by Spiros Corp. II. In the event of such a termination by Dura, it is unlikely that Dura would exercise the Albuterol Option, the Product Option or the Purchase Option. See "The Agreements and the Purchase Options."


    ACCELERATION OF PURCHASE OPTION. If Spiros Corp. II terminates all Major Agreements due to a material breach of any of the Major Agreements by Dura, the Purchase Option automatically accelerates. The Purchase Option also terminates in the event of certain voluntary or involuntary bankruptcy events affecting Dura or an uncured material breach by Dura under any of its material loan agreements. There can be no assurance that, at that time, the development of the Spiros Products will have progressed to a point where Dura will have sufficient information to determine whether to exercise the Purchase Option. As a result, Dura may determine not to exercise the Purchase Option. There can be no assurance that, upon termination of the Development Agreement by Spiros Corp. II as described above, alternative arrangements for the development of some or all of the Spiros Products could be made or that such development of the Spiros Products by Spiros Corp. II would be successful. See "The Agreements and the Purchase Options."


BUSINESS RISKS RELATED TO SPIROS CORP. II AND DURA

    NO ASSURANCE OF MARKET FOR UNITS, WARRANTS OR SPIROS CORP. II COMMON
STOCK. The Warrants and the Spiros Corp. II Common Stock that constitute the Units will be transferable only as Units until the Separation Date. No assurance can be given that an active trading market for the Units will develop. After the Separation Date, the Warrants and the Spiros Corp. II Common Stock will be separately transferable. There can be no assurance that factors related to Dura or otherwise will not depress the value of the Warrants, or that factors related to Spiros Corp. II or otherwise will not depress the value of the Spiros Corp. II Common Stock, in either case reducing the liquidity of an investment in the Units. After the Separation Date, there can be no assurance that there will be an active trading market for the Warrants or the Spiros Corp. II Common Stock. Prior to the Separation Date, application will be made to list the Spiros Corp. II Common Stock and the Warrants for trading on the Nasdaq National Market.

    UNCERTAINTY REGARDING PATENTS AND PROPRIETARY TECHNOLOGY; UNPREDICTABILITY OF PATENT PROTECTION--SPIROS CORP. II. Spiros Corp. II's success will depend, in part, on its ability to obtain patents, protect trade secrets and other proprietary information and operate without infringing upon the proprietary rights of others both in the U.S. and abroad. There can be no assurance that patent applications for a Spiros Product will be approved, that Spiros Corp. II will develop any Spiros Product to the point that it is patentable, that any issued patents for a Spiros Product will provide Spiros Corp. II with adequate protection or will not be challenged by others, or that the patents of others will not impair the ability of Spiros Corp. II to do business. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any unpatented Spiros Products or design around any patented Spiros Products in development or marketed by Spiros Corp. II.

    Spiros Corp. II will rely on secrecy to protect technology where patent protection is not believed to be appropriate or obtainable. There can be no assurance that any confidentiality agreement entered into by Dura with third parties will not be breached, that Spiros Corp. II will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to proprietary information concerning the Spiros Products or Program Technology.

    Spiros Corp. II may be required to obtain licenses to patents or other proprietary rights of others. No assurance can be given that any licenses required under any such patents or proprietary rights would be made available on terms acceptable to Spiros Corp. II, if at all. If Spiros Corp. II does not obtain such licenses, it could encounter delays in Spiros Product market introductions or could find that the development, manufacture or sale of the Spiros Products requiring such licenses could be foreclosed. Moreover, Spiros Corp. II could incur substantial costs and diversion of management time in defending itself in any suits brought against it claiming infringement of the patent rights of others or in asserting Spiros Corp. II's patent rights.


    Spiros Corp. II is aware of foreign patents granted to third parties in the United Kingdom that claim proprietary rights in areas that may overlap with certain Spiros technology. In the event that Spiros Corp. II determines to market any Spiros Product in the United Kingdom and further determines that such activity would infringe upon such third party patents, Spiros Corp. II may need to either design around these patents, obtain licenses to such patents, or avoid marketing products in the United Kingdom and other areas in Europe in which these patents provide protection. There can be no assurance that patents or patent applications do not exist or will not exist in the future that may materially affect Spiros Corp. II's ability to make, use or sell any current or future products. See "Business of Spiros Corp. II--Patents."



    UNCERTAINTY REGARDING PATENTS AND PROPRIETARY; UNPREDICTABILITY OF PATENT PROTECTION--DURA. Dura's success will depend in part on its ability to obtain patents on current or future products or formulations, defend its patents, maintain trade secrets and operate without infringing upon the proprietary rights of others both in the U.S. and abroad. However, only six of the pharmaceuticals currently marketed by Dura are covered by patents. Dura also has licenses or license rights to certain other U.S. and foreign patent and patent applications. There can be no assurance that patents, U.S. or foreign, will be obtained, or that, if issued or licensed to Dura, they will be enforceable or will provide substantial protection from competition or be of commercial benefit to Dura or that Dura will possess the financial resources necessary to enforce or defend any of its patent rights. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. There can be no assurance that the historical legal standards surrounding questions or validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future. The commercial success of Dura will also depend upon avoiding the infringement of patents issued to competitors and upon maintaining the technology licenses upon which certain of Dura's current products are, or any future products under development might be, based. Litigation, which could result in substantial cost to Dura, may be necessary to enforce Dura's patent and license rights or to determine the scope and validity of proprietary rights of third parties. If any of Dura's products are found to infringe upon patents or other rights owned by third parties, Dura could be required to obtain a license to continue to manufacture or market such products. There can be no assurance that licenses to such patent rights would be made available to Dura on commercially reasonable terms, if at all. If Dura does not obtain such licenses, it could encounter delays in marketing affected products while it attempts to design around such patents or it could find that the development, manufacture or sale of products requiring such licenses is not possible. Dura currently has certain licenses from third parties and in the future may require additional licenses from other parties to develop, manufacture and market commercially viable products effectively. There can be no assurance that such licenses will be obtainable on commercially reasonable terms, if at all, or that the patents underlying such licenses will be valid and enforceable. See "Business of Dura--Patents and Proprietary Rights."


    GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL. Development, testing, manufacturing and marketing of pharmaceutical products including drug delivery systems are subject to extensive regulation by numerous governmental authorities in the U.S. and other countries. The process of obtaining FDA approval of pharmaceutical products and drug delivery systems is costly and time consuming. Any new pharmaceutical product must undergo rigorous preclinical and clinical testing and an extensive regulatory approval process mandated by the FDA. Such regulatory review includes the determination of manufacturing capability and product performance. Marketing of drug delivery systems also requires FDA approval, which can be costly and time consuming to obtain. A separate regulatory approval will need to be obtained for each Spiros drug delivery system.

    Dura expects to submit an abbreviated NDA called a 505(b)(2) application for the use of albuterol and other drugs with the Spiros system. No assurances can be given that all of Dura's drugs identified for development with Spiros will be suitable for, or approved under, abbreviated application procedures.

Certain abbreviated application procedures have been the subject of petitions filed by brand name manufacturers which seek changes in the FDA's approval process for such abbreviated applications. These requested changes include, among other things, disallowance of the use by an applicant of an abbreviated application with data considered proprietary by the original manufacturer that was submitted to the FDA as part of an original NDA. Dura is unable to predict at this time whether the FDA will make any changes to its abbreviated application procedures as a result of such petitions or the effect that such changes or challenges may have on Dura.

    There can be no assurance that the pharmaceutical products currently in development by Spiros Corp. II or Dura, or those products acquired or in-licensed by either company, will be approved by the FDA. In addition, there can be no assurance that all necessary approvals will be granted for future products or that FDA review or actions will not involve delays caused by the FDA's request for additional information or testing that could adversely affect the time to market and sale of the products. For both currently marketed products of Dura and future products of Dura and Spiros Corp. II, failure to comply with applicable regulatory requirements can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions.


    Dura, on behalf of Spiros Corp. II, plans to submit an NDA for the Albuterol Product in November 1997. The FDA may determine to reject Dura's NDA at any time within 60 days of submission based on a determination that the NDA is incomplete or that additional information is required prior to consideration of the NDA. Prior to the FDA's approval of the Albuterol Product, Dura will be required to complete an ongoing open label study with respect to the Albuterol Product. Since completion of the pivotal trials, Dura has made, and is proposing to make, a number of additional modifications to the Spiros system, some of which address problems encountered with the mechanical features of the Spiros delivery system during the pivotal trials. These changes are intended to improve the reliability, performance, manufacturability, and customer acceptance of the mechanical features of the Spiros delivery system. Dura expects that it will be required to complete testing and validation pursuant to cGMP requirements of the Spiros system as modified for commercial distribution, which could be costly and time-consuming. There can be no assurance that the FDA will not require Dura to undertake further laboratory testing, field testing and/or clinical studies in order to insure the safety and effectiveness of the Albuterol Product intended to be commercialized by Dura and to insure that it can be reliably manfactured. If a proposed change is deemed to be a major modification by the FDA, Dura could be required to repeat one or more of the clinical studies. Moreover, because of the time necessary to validate the changes to the Spiros system, there can be no assurance that Dura will be prepared for any FDA preapproval inspection of Dura's manufacturing facilities in a timely manner. If Dura is required to undertake additional laboratory testing and/or clinical studies or to postpone the preapproval inspection, or if Dura fails to complete the open label study in a timely manner, Dura could receive a non-approval letter and, in any event, there could be a substantial delay in completion of the approval process. FDA approval to market the Albuterol Product could take several months to several years, or approval may ultimately be denied.


    The FDA is required to conduct biennial inspections of drug manufacturing establishments. Since the planned NDA submission for the Albuterol Product will be Dura's first for a Spiros Product, the FDA will inspect Dura's manufacturing facility as part of the review process. Dura may also be subject to State of California inspection. There can be no assurance that Dura will be able to satisfy such inspections in a timely manner, if at all.

    In addition, changes in regulations could have a material adverse effect on Dura. The FDA is continuing an evaluation of the effectiveness of all drug products containing ingredients marketed prior to 1962 (the year of enactment of the "Drug Amendments of 1962" to the Federal Food, Drug and Cosmetic Act) as part of its Drug Efficacy Study Implementation ("DESI") program and will determine which drugs are considered "new drugs" requiring approval through a NDA for marketing. A Policy Guide (CPG 440.100) issued by the FDA indicates that the FDA will implement procedures to determine whether the new drug provisions are applicable to existing products. This Policy Guide requires that products covered by paragraph B not be similar or related to any drug included in the DESI program, or have a different formulation or conditions for use than products marketed before November 13, 1984. If a final determination is made that a particular drug required an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements; for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and an NDA approval be obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug or that the products must be removed from the market. Dura believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and is aware that one of its products may be considered to be similar or related to a DESI drug. Also, Dura is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. There can be no assurance as to which regulatory course the FDA will follow, if any, with respect to many of Dura's pharmaceutical products or whether either Dura or Spiros Corp. II will be able to obtain any approvals that the FDA may deem necessary. If any negative actions are taken by the FDA, such actions could have a material adverse effect on business of Dura or Spiros Corp. II. Dura's Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Dura's Health Script is subject to regulation by other state and federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly-funded programs. See "Business of Dura--Government Regulation."



    ATTRACTION AND RETENTION OF KEY PERSONNEL. Spiros Corp. II will be highly dependent on the principal members of Dura's scientific and management staff, the loss of whose services might impede the achievement of development objectives. Dura is also highly dependent on the principal members of its scientific and management staff. Recruiting and retaining management and operational personnel and qualified scientific personnel to perform research and development work, whether for Spiros Corp. II's or Dura's internal projects, will also be critical to Spiros Corp. II's and Dura's success. Although Dura believes it will be successful in attracting and retaining skilled and experienced management, operational and scientific personnel, there can be no assurance that Dura will be able to attract and retain such personnel on acceptable terms given the competition among numerous pharmaceutical companies, universities and research institutions for such personnel. See "Business of Dura--Human Resources."


    COMPETITION. Many companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Dura and Spiros Corp. II, are engaged in developing, marketing and selling products that compete with those offered or planned to be offered by Dura and Spiros Corp. II. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than Dura's or Spiros Corp. II's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura or Spiros Corp. II. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of Dura's or Spiros Corp. II's products. Dura and Spiros Corp. II believe that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at the respiratory infection, allergy, cough and cold, and asthma and COPD markets will be based on, among other things, product efficacy, safety, reliability, availability and price.


    There are at least 25 other companies in the U.S. that are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of dry powder inhalers ("DPIs") currently in commercial use worldwide. In the U.S., only individual dose DPIs currently are marketed, including the Rotohaler-TM- (developed and marketed by Glaxo) and the Spinhaler-Registered Trademark- (developed and marketed by Fisons Limited). The Turbuhaler-Registered Trademark- (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI, is the leading DPI in worldwide sales. In June 1997, the FDA approved the first Turbuhaler product, the Pulmicort Turbuhaler, for marketing in the U.S. See "Business of Dura--Competition" and "Business of Spiros Corp. II--Competition."

    THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES. Dura's and Spiros Corp. II's commercial success will depend in part on the availability of adequate reimbursement from third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. There can be no assurance that reimbursement will be available to enable Dura or Spiros Corp. II to achieve market acceptance of products or to maintain price levels sufficient to realize an appropriate return on the investment in product acquisition, in-licensing and development. The market for Dura's and Spiros Corp. II's products may be limited by actions of third-party payers. For example, many managed health care organizations are now controlling the pharmaceuticals that are on their formulary lists. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a full line of products for a given therapy sector or disease state. There can be no assurance that Dura or Spiros Corp. II products will be included on the formulary list of managed care organizations or that downward pricing pressure in the industry generally will not negatively impact the operations of Dura or Spiros Corp. II.


    LIMITED MANUFACTURING EXPERIENCE AND RELIANCE ON THIRD PARTIES. Dura's principal manufacturing facility is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1998. Dura's manufacturing facility must be registered with and licensed by various regulatory authorities and must comply with current Good Manufacturing Practice ("cGMP") requirements prescribed by the FDA and the State of California. Dura is currently expanding its facilities to provide additional manufacturing capabilities. Dura will need to significantly scale up its current manufacturing operations and comply with cGMPs and other regulations prescribed by various regulatory agencies in the U.S. and other countries to achieve the prescribed quality and required levels of production of such products to obtain marketing approval. Spiros Corp. II is completely reliant on Dura for all of its manufacturing needs. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility or failure to successfully scale up could have a material adverse effect on the ability of Dura and Spiros Corp. II to manufacture products in connection with Spiros. Dura intends to utilize third parties to produce components of and assemble the Spiros aerosol generator. Such third parties have only produced limited quantities of components and assembled generators and will be required to significantly scale up their activities. There can be no assurance that such third parties will be successful in completing these activities in a timely manner or can meet cGMP requirements. Any failure or delay in the scale up of aerosol generator manufacturing would have a material adverse effect on the ability of Dura and Spiros Corp. II to manufacture Spiros Products. See "Business of Dura--Manufacturing."


    PRODUCT LIABILITY AND INSURANCE. Dura's and Spiros Corp. II's respective businesses will expose them to potential product liability risks which are inherent in the testing, manufacturing and marketing of respiratory drugs and drug delivery systems. Dura currently has limited product liability insurance; however, there can be no assurance that Dura will be able to maintain such insurance, that such insurance can be maintained on acceptable terms or that insurance will provide adequate coverage against potential liabilities. Spiros Corp. II does not maintain any product liability insurance and there can be no assurance Spiros Corp. II will be able to obtain adequate product liability insurance on reasonable terms, or at all, or that such insurance, if obtained, can be maintained on acceptable terms or that insurance will provide adequate coverage against potential liabilities.

BUSINESS RISKS RELATING TO DURA

    REDUCTION IN GROSS MARGINS. There is no proprietary protection for most of the products sold by Dura and substitutes for such products are sold by other pharmaceutical companies. Dura expects average selling prices for many of its products to decline over time due to competitive and reimbursement pressures. While Dura will seek to mitigate the effect of this decline in average selling prices, there can be no assurance that Dura will be successful in these efforts. See "Business of Dura--Competition."

    DEPENDENCE ON ACQUISITION OF RIGHTS TO PHARMACEUTICAL PRODUCTS. Dura's strategy for growth is dependent, in part, upon acquiring, in-licensing and co-promoting pharmaceuticals targeted primarily at allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians. Other companies, including those with substantially greater resources, are competing with Dura for the rights to such products. There can be no assurance that Dura will be able to acquire, in-license or co-promote additional pharmaceuticals on acceptable terms, if at all. The failure to acquire, in-license, co-promote, develop or market commercially successful pharmaceuticals would have a material adverse effect on Dura. Furthermore, there can be no assurance that Dura, once it has obtained rights to a pharmaceutical product and committed to payment terms, will be able to generate sales sufficient to create a profit or otherwise avoid a loss. See "Business of Dura--Strategy" and "Business of Dura--Strategic Alliances."


    RISKS ASSOCIATED WITH RECENT ACQUISITIONS OF PRODUCTS. In September 1996, Dura acquired from Lilly the exclusive U.S. rights to market and distribute Keftab and Ceclor CD and entered into a manufacturing agreement with Lilly which terminates in certain circumstances. In May 1997, Dura acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. Any interruption in the supply of these products due to regulatory or other causes could result in the inability of Dura to meet demand and could have a material adverse impact on Dura.


    Dura has limited experience in marketing antibiotic products, such as Keftab and Ceclor CD, and steroid products, such as Nasarel and Nasalide. Ceclor CD was not previously marketed to physicians prior to its October 1996 launch by Dura, and no assurance can be given that Dura will be able to continue to successfully compete with currently available products. Failure to successfully market and sell Keftab, Ceclor CD, Nasarel or Nasalide would have a material adverse effect on the Dura's business, financial condition and results of operations. See "Business of Dura--Dura's Current Products" and "Business of Dura--Sales and Marketing."

    Dura is currently considering transferring a substantial portion of its recently acquired product rights to foreign subsidiaries. Risks inherent in having assets in foreign subsidiaries include those relating to political and economic instability and the burden of complying with a wide variety of complex foreign laws and treaties.


    RISKS RELATED TO THE PROPOSED MERGER WITH SCANDIPHARM



        NO ASSURANCE THAT PROPOSED MERGER CAN BE COMPLETED. The obligations of Dura and Scandipharm to consummate the Merger are each subject to the satisfaction of a number of conditions, including the approval of Scandipharm's stockholders, receipt of certain regulatory approvals, and the accuracy of certain representations and warranties of each of Scandipharm and Dura at the closing. In addition, the Merger Agreement may be terminated at any time by Scandipharm and Dura under certain circumstances prior to the effective date of the Merger, whether before or after the approval of the stockholders of Scandipharm. Accordingly, there can be no assurance that the Merger will be completed.



        NO ASSURANCE THAT BUSINESSES CAN BE SUCCESSFULLY COMBINED. Following the Merger, to achieve optimal synergies, the combined companies will need to successfully integrate and streamline overlapping functions and control expenditures resulting from their respective operations. There can be no assurance that such synergies will be realized.



        Some Scandipharm employees, including officers of Scandipharm, may choose to leave the employ of Scandipharm if they find new assignments unattractive or unacceptable. These departures may create operating difficulties and could adversely affect morale and operations at Scandipharm for some period of time following the Merger. Although specific areas of reduction have not been defined, it is likely that reductions in force will occur at Scandipharm in areas for which the combined companies have overlapping functions. In addition, the two companies have different systems and procedures in many areas which must be reconciled. While individually the systems and procedures to be reconciled are not material to the combined companies, in the aggregate the effort required and the impact of success or failure may be material. There can be no assurance that the process can be effectively managed to achieve desired results.



        GOVERNMENT REGULATION; NO ASSURANCE OF FDA APPROVAL. The FDA has recently announced that all pancreatic enzyme drug products used to treat exocrine pancreatic insufficiency, such as Ultrase, are considered new drugs within the meaning of the Federal Food, Drug, and Cosmetic Act. As a result, all such products will eventually require the submission and approval of NDAs to remain on the market. While the FDA has indicated that these products are considered important drugs, the agency has also made it clear that there will only be a limited period of time during which products that have not been granted approved NDAs will be permitted to remain on the market. The length of this period has not been established, but may depend on how quickly other products are approved and on any safety concerns.



        Although Dura expects to submit an NDA in connection with the Ultrase product following consummation of the Merger, no assurance can be given that an NDA for such product or any other products developed or marketed by Scandipharm will be approved by the FDA, as such process is an extensive regulatory approval process which entails rigorous preclinical and clinical testing. There can be no assurance that the studies that are being undertaken to meet preclinical and clinical testing requirements for the Ultrase product will achieve results supporting approval of this product or that these studies will be accepted by FDA as adequate in design and otherwise providing sufficient evidence for approval of the product. The process of completing adequate studies for approval is costly and time-consuming. In addition, such regulatory review includes the determination of manufacturing capability and product performance, and will include FDA inspection of Scandipharm's contract manufacturer's facility, which is currently located in Italy. No assurance can be given with respect to the overall adequacy of the manufacturing process for Ultrase or any other Scandipharm products or whether the process meets cGMP requirements necessary for NDA approval or for any other governmental approvals required by the U.S. or any other country. The failure to obtain any such required approvals could have a material adverse impact on Dura.



        Finally, even if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which the product may be marketed. Further, even if such regulatory approval is obtained for a product to be marketed, its manufacturer and the manufacturing facilities are subject to continual review and periodic inspections, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market.



        UNCERTAINTY RELATED TO CURRENT PATENT PROCEEDINGS. A substantial portion of Scandipharm's sales are based upon its commercialization of its Ultrase products pursuant to an exclusive sublicensing arrangement in the United States. However, such use is currently associated with a patent infringement claim brought against Scandipharm by McNeilLab, Inc. ("McNeilLab") in December 1992 in the U.S. District Court for the Eastern District of Pennsylvania. McNeilLab alleges that Scandipharm's use of the Ultrase products infringes certain patents held by BASF, the rights to which have been exclusively licensed to McNeilLab. Eurand Microencapsulation S.A., the ultimate licensor of Scandipharm's rights, has an obligation to indemnify Scandipharm against its costs and potential liability as a result of the litigation. However, no assurance can be given with respect to such indemnification or the outcome of the litigation. If McNeilLab is successful in enforcing its patent claims against Scandipharm such that Scandipharm is unable to commercialize Ultrase and/or if Scandipharm is for some reason unable to obtain full indemnification against any costs or damages resulting from such litigation, Dura's and/or Scandipharm's business, financial condition and results of operations could be materially and adversely affected.



        PRODUCT LIABILITY AND INSURANCE. Scandipharm's business exposes it to potential product liability risks which are inherent in the testing, manufacturing, marketing and sale of therapeutic products. Product liability actions have been brought against Scandipharm and other manufacturers and marketers of pancreatic enzymes. Scandipharm no longer manufactures or markets the product formulation of Ultrase that is the subject of these actions. Management of Dura believes that all such claims to date are covered by Scandipharm's product liability insurance. However, no assurance can be given that Scandipharm will be able to maintain its current limited product liability insurance, that such insurance can be maintained on acceptable terms, that future claims will be covered by insurance, or that insurance will provide adequate coverage against potential liabilities.



        DEPENDENCE OF SCANDIPHARM REVENUES ON ULTRASE. Scandipharm is dependent upon Ultrase for a significant portion of its revenues. As a result, the success of the Merger and its impact on Dura's operations is dependent upon the continued ability to produce, develop and market Ultrase. However, product development of pharmaceuticals is highly uncertain and unanticipated developments, clinical or regulatory delays, inability to have an NDA approved by the FDA, unexpected adverse side effects, inadequate therapeutic efficacy, competitive and technological developments or other obstacles to commercializing Ultrase could have a material adverse effect on Dura following the Merger.


    CUSTOMER CONCENTRATION; CONSOLIDATION OF DISTRIBUTION NETWORK. The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market and the number of independent drug stores and small chains has decreased. Further consolidation among, or any financial difficulties of, distributors or retailers could result in the combination or elimination of warehouses thereby stimulating product returns to Dura. Further consolidation or financial difficulties could also cause customers to reduce their inventory levels, or otherwise reduce purchases of Dura's products which could result in a material adverse effect on Dura's business, financial condition or results of operations.


    Dura's principal customers are wholesale drug distributors and major drug store chains. For the first nine months of 1997, three wholesale customers individually accounted for 11%, 11% and 10% of sales. For 1996, three wholesale customers individually accounted for 17%, 14% and 13% of sales. Two wholesale customers individually accounted for 16% and 11% of 1995 sales, and three wholesale customers individually accounted for 21%, 14% and 12% of 1994 sales. The loss of any of these customers could have a material adverse effect upon Dura's business, financial condition or results of operations.


    SEASONALITY AND FLUCTUATING QUARTERLY RESULTS. Historically, as a result of the winter cold and flu season, industry-wide demand for respiratory products has been stronger in the first and fourth quarters than in the second and third quarters of the year. In addition, variations in the timing and severity of the winter cold and flu season have influenced Dura's results of operations in the past. While the growth and productivity of Dura's sales force and the introduction by Dura of new products have historically mitigated the impact of seasonality on Dura's results of operations, recent product acquisitions by Dura, especially Keftab and Ceclor CD, which are used to treat respiratory infections, are likely to increase the impact of seasonality on Dura's results of operations. No assurances can be given that Dura's results of operations will not be materially adversely affected by the seasonality of product sales.

    DEPENDENCE ON THIRD PARTIES. Dura's strategy for development and commercialization of certain of its products is dependent upon entering into various arrangements with corporate partners, licensors and others and upon the subsequent success of these partners, licensors and others in performing their obligations. There can be no assurance that Dura will be able to negotiate acceptable arrangements in the future or that such arrangements or its existing arrangements will be successful. In addition, partners, licensors and others may pursue alternative technologies or develop alternative compounds or drug delivery systems either on their own or in collaboration with others, including Dura's competitors. Dura has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. The manufacture of

Dura's products is subject to cGMP regulations prescribed by the FDA. Dura relies on a single manufacturer for each of its products. In the event that Dura is unable to obtain or retain third-party manufacturing, it may not be able to commercialize its products as planned. There can be no assurance that Dura will be able to continue to obtain adequate supplies of such products in a timely fashion at acceptable quality and prices. Also, there can be no assurance that Dura will be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP and other regulatory requirements. Dura's current dependence upon others for the manufacture of its products may adversely affect future profit margins, if any, on the sale of those products and Dura's ability to develop and deliver products on a timely and competitive basis. See "Business of Dura-- Manufacturing."


    MANAGING GROWTH OF BUSINESS. Dura has experienced significant growth as total revenues increased 58% in fiscal 1995, 102% in fiscal 1996, and 102% for the first nine months of 1997, as compared to prior periods, primarily as a result of the acquisition or in-licensing of additional respiratory pharmaceutical products. During fiscal 1997, Dura executed an agreement relating to the acquisition of the rights to the Nasarel and Nasalide products. During fiscal 1996, Dura executed agreements relating to the acquisition of the rights to the Entex, Ceclor CD and Keftab products. During fiscal 1995, Dura executed three agreements relating to the acquisition, in-licensing and co-promotion of products and acquired Health Script. Due to Dura's emphasis on acquiring and in-licensing respiratory pharmaceutical products, Dura anticipates that the integration of the recently acquired businesses and products, as well as any future acquisitions, will require significant management attention and expansion of its sales force. Dura's ability to achieve and maintain profitability is based on management's ability to manage its changing business effectively. See "--Attraction and Retention of Key Personnel" and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Dura."



    UNCERTAINTY OF PROFITABILITY; NEED FOR ADDITIONAL FUNDS. Dura has experienced significant operating losses in the past, and, at September 30, 1997, Dura's accumulated deficit was $49.6 million. Although Dura achieved profitability on an annual basis in 1996 and in the first nine months of 1997, there can be no assurance that revenue growth or profitability will continue on an annual or quarterly basis in the future. In addition, the Spiros Corp. Purchase and the Contribution will result in significant, non-recurring charges to earnings in the period such transactions are completed. The acquisition and in-licensing of products, the expansion of Dura's sales force in response to acquisition and in-licensing of products, the maintenance of Dura's existing sales force, the upgrade and expansion of its facilities, continued pricing pressure, the exercise of the Purchase Option, the Albuterol Option or the Product Option, if Dura decides to do so, will require the commitment of substantial capital resources and may also result in significant losses. Depending upon, among other things, the acquisition and in-licensing opportunities available, Dura may need to raise additional funds for these purposes. Dura may seek such additional funding through public and private financing, including equity or debt financing. Adequate funds for these purposes, whether through financial markets or from other sources, may not be available when needed or on terms acceptable to Dura. Insufficient funds may require Dura to delay, scale back or suspend some or all of its product acquisition and in-licensing programs, the upgrade and expansion of its facilities, or the potential exercise of the Purchase Option, the Albuterol Option and/or the Product Option. Dura anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance its current operations and working capital requirements through at least 12 months following the date of this Prospectus. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Dura."


    ABILITY TO SERVICE INDEBTEDNESS. In the third quarter of 1997, Dura issued $287.5 million principal amount of 3 1/2% Convertible Subordinated Notes due 2002 (the "Notes"). There can be no assurance that Dura will have the necessary funds available to pay the interest on the principal of the Notes or that the Notes will be able to be refinanced. Any inability to service the obligations in respect to the Notes could have a material adverse effect on Dura, the market value of the Units, the Warrants and the Dura Common Stock.

    EFFECT OF EXERCISE OF THE PURCHASE OPTION, THE ALBUTEROL OPTION AND THE PRODUCT OPTION; DILUTION. If Dura exercises the Purchase Option, it will be required to make a substantial cash payment or to issue shares of Dura Common Stock, or both. A payment in cash would reduce Dura's capital resources. A payment in shares of Dura Common Stock would result in a decrease in the percentage ownership of Dura's stockholders at that time. The exercise of the Purchase Option will likely require Dura to record a significant charge to earnings and may adversely impact future operating results. If Dura does not exercise the Purchase Option prior to its expiration, Dura's rights in and to Spiros Corp. II with respect to certain compounds will terminate.

    As part of Dura's contractual relationship with Spiros Corp. II, Dura received the Albuterol Option to purchase certain rights to the Albuterol Product and the Product Option to purchase certain rights to one additional Spiros Product. If Dura exercises the Albuterol Option or the Product Option, it will be required to make a significant cash payment which could have an adverse effect on its capital resources. Dura may not have sufficient capital resources to exercise the Albuterol Option or the Product Option, which may result in Dura's loss of valuable rights.

    PRODUCT LIABILITY AND RECALL. Dura faces an inherent business risk of exposure to product liability claims in the event that the use of its technologies or products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While Dura has taken, and will continue to take, what it believes are appropriate precautions, there can be no assurance that it will avoid significant product liability exposure. Dura currently has product liability insurance; however, there can be no assurance that the level or breadth of any insurance coverage will be sufficient to fully cover potential claims. There can be no assurance that adequate insurance coverage will be available in the future at acceptable costs, if at all, or that a product liability claim or recall would not materially and adversely affect the business or financial condition of Dura.

    CHANGE IN CONTROL. Certain provisions of Dura's charter documents and terms relating to the acceleration of the exercisability of certain warrants and options relating to the purchase of such securities by Dura in the event of a change in control may have the effect of delaying, deferring or preventing a change in control of Dura, thereby possibly depriving stockholders of receiving a premium for their shares of the Dura Common Stock. In addition, upon a Change in Control (as defined), Dura will be required to offer to purchase for cash all of the outstanding Notes at a purchase price of 100% of the principal amount thereof, plus accrued but unpaid interest through the Change in Control Purchase Date (as defined). The Change in Control purchase features of the Notes may in certain circumstances have an anti-takeover effect. If a Change in Control were to occur, there can be no assurance that Dura would have sufficient funds to pay the Change in Control Purchase Price (as defined) for all Notes tendered by the holders thereof and to repay other indebtedness that may become due as a result of any Change in Control.


    EFFECT OF ISSUANCE OF EQUITY SECURITIES. The potential issuance of Dura's equity securities in connection with the Offering, the Spiros Corp. Purchase and the proposed Merger with Scandipharm will result in a substantial dilution in the percentage ownership of Dura's stockholders in Dura at the time of issuance and could negatively affect the market price of Dura Common Stock.


    VOLATILITY OF DURA STOCK PRICE. The market prices for securities of emerging companies, including Dura, have historically been highly volatile. Future announcements concerning Dura or its competitors may have a significant impact on the market price of the Dura Common Stock. Such announcements might include financial results, the results of testing, technological innovations, new commercial products, changes to government regulations, government decisions on commercialization of products, developments concerning proprietary rights, litigation or public concern as to safety of Dura's products.

    ABSENCE OF DIVIDENDS. Dura has never paid any cash dividends on the Dura Common Stock. In accordance with a bank loan agreement, Dura is prohibited from paying cash dividends without prior bank approval. Dura currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

FORWARD LOOKING STATEMENTS MAY NOT PROVE ACCURATE

    This Prospectus contains forward-looking statements. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Use of Proceeds," "Business of Spiros Corp. II," "Business of Dura," and "Management's Discussion and Analysis of Financial Condition and Results of Operations of Dura," as well as within the Prospectus generally and within documents incorporated by reference into this Prospectus. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially from those described in the forward-looking statements as a result of the risk factors set forth herein and the matters set forth in the Prospectus generally. Neither Spiros Corp. II nor Dura undertake any obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

TAX RISKS

    There are tax risks associated with the purchase of the Units, principally relating to (i) the valuation of the Warrants (which will be used to determine the tax basis of the Warrants and the Spiros Corp. II Common Stock after the Separation Date), and (ii) the possibility that the United States Internal Revenue Service ("IRS") could assert that the substance of the various transactions is different from the form of such transactions. Certain federal income tax consequences may be applicable to the purchase of the Units, Warrants and Spiros Corp. II Common Stock and the exercise or expiration of the Purchase Option. Such tax consequences are important and include the recognition by Spiros Corp. II stockholders of taxable income upon the exercise or expiration unexercised of the Purchase Option. The recognition by Spiros Corp. II stockholders of income on expiration of the Purchase Option will be required notwithstanding the fact that no cash or other property will be received at such time. See "Federal Income Tax Consequences."

                                USE OF PROCEEDS

    The net proceeds from the Offering are expected to be approximately
$   million ($   million if the Underwriters' over-allotment option is exercised in full), all of which will be received by Spiros Corp. II. Spiros Corp. II expects to use substantially all of the net proceeds of the Offering, the Contribution and interest to be earned thereon, less $1 million to be used as working capital, to engage Dura to undertake research, clinical development, product development, including regulatory approval, and commercialization of the Spiros Products under the Development Agreement, including to make the Other Expenditures. Spiros Corp. II expects that during the term of the Development Agreement, unless Dura exercises the Albuterol Option or the Product Option, it will have very limited sources of revenue other than the net proceeds of the Offering, the Contribution and the interest earned thereon. Any funds received by Spiros Corp. II as a result of Dura's exercise of the Albuterol Option or the Product Option will become part of the Available Funds and are intended to be paid to Dura pursuant to the Development Agreement. See "The Agreements and the Purchase Options--Development Agreement." Pending expenditure of such funds, the net proceeds of the Offering will be invested in short-term interest-bearing or other debt securities. Dura's obligation to perform development work under the Development Agreement will terminate at such time as Spiros Corp. II has cash or cash equivalents of less than $5 million, which is projected by Spiros Corp. II to occur on or about February 28, 2001. Upon receipt of notice from Spiros Corp. II, Dura may elect to provide additional funding for the development of the Spiros Products (but in no event beyond December 31, 2002). See "The Agreements and Purchase Options--Stock Purchase Option" and "--Development Agreement."

    The following table sets forth a proposed budget that provides estimates of Spiros Corp. II's cash flow through April 2001, assuming the net proceeds of the Offering and the Contribution together with interest thereon total $155.2 million. The proposed budget assumes no exercise of the Underwriters' over-allotment option and does not take into account any cash received upon the exercise of the Albuterol Option or the Product Option. Because of the long-range nature of the development plans, there can be no assurance that funds will be expended as set forth below and Spiros Corp. II and Dura reserve the right to reallocate funds as they deem appropriate. Neither Spiros Corp. II's nor Dura's independent auditors, nor any independent accountants or financial advisors, have compiled, examined or performed any procedures with respect to the budget contained herein, nor have they expressed any opinion or any form of assurance on such information and assume no responsibility for, and disclaim any association with, the information. See "Risk Factors" for a discussion of various factors that could materially affect the operations of Spiros Corp. II.

                                PROPOSED BUDGET

                                                                                       YEAR ENDED DECEMBER 31,
                                                                             --------------------------------------------
                                                                             (3 MONTHS)
                                                                               1997(2)      1998       1999       2000
                                                                             -----------  ---------  ---------  ---------

                                                                                            (IN MILLIONS)
Beginning cash balance.....................................................   $  --       $   140.5  $    87.3  $    37.4
Dura Contribution..........................................................        75.0      --         --         --
Net proceeds of the Offering...............................................        70.5      --         --         --
Interest income(1).........................................................      --             5.6        3.0        1.1
                                                                             -----------  ---------  ---------  ---------
    Total..................................................................   $   145.5   $   146.1  $    90.3  $    38.5
                                                                             -----------  ---------  ---------  ---------
                                                                             -----------  ---------  ---------  ---------
Payments
  Albuterol................................................................         3.4        27.3     --         --
  Beclomethasone...........................................................         1.6        16.3       12.0        3.3
  Budesonide...............................................................      --             1.9       15.2       11.1
  Ipratropium..............................................................      --             8.0       13.6        6.0
  Albuterol-Ipratropium....................................................      --             3.5        7.7        7.1
Other Expenditures.........................................................      --             1.4        4.0     --
General and administrative expenses........................................      --             0.4        0.4        0.4
                                                                             -----------  ---------  ---------  ---------
    Total..................................................................   $     5.0   $    58.8  $    52.9  $    27.9
                                                                             -----------  ---------  ---------  ---------
                                                                             -----------  ---------  ---------  ---------
Ending cash balance........................................................   $   140.5   $    87.3  $    37.4  $    10.6
                                                                             -----------  ---------  ---------  ---------
                                                                             -----------  ---------  ---------  ---------


                                                                              (4 MONTHS)
                                                                                 2001         TOTAL
                                                                             -------------  ---------

Beginning cash balance.....................................................    $    10.6    $  --
Dura Contribution..........................................................       --             75.0
Net proceeds of the Offering...............................................       --             70.5
Interest income(1).........................................................       --              9.7
                                                                                   -----    ---------
    Total..................................................................    $    10.6    $   155.2
                                                                                   -----    ---------
                                                                                   -----    ---------
Payments
  Albuterol................................................................       --             30.7
  Beclomethasone...........................................................       --             33.2
  Budesonide...............................................................          5.7         33.9
  Ipratropium..............................................................       --             27.6
  Albuterol-Ipratropium....................................................          3.5         21.8
Other Expenditures.........................................................       --              5.4
General and administrative expenses........................................          0.4          1.6
                                                                                   -----    ---------
    Total..................................................................    $     9.6    $   154.2
                                                                                   -----    ---------
                                                                                   -----    ---------
Ending cash balance........................................................    $     1.0    $     1.0
                                                                                   -----    ---------
                                                                                   -----    ---------


------------------------------

(1) Assumes an interest rate of 5%.

(2) Expenditures in the year ended December 31, 1997 include approximately $4 million to repay Dura for estimated costs and expenses to be incurred by Dura on behalf of Spiros Corp. II between October 10, 1997 and the closing of the Offering.

             PRICE RANGE OF DURA COMMON STOCK AND DIVIDEND POLICIES

    Dura Common Stock is traded in the over-the-counter market and prices are quoted on the Nasdaq National Market under the symbol "DURA." The following table sets forth the intraday high and low prices for the Dura Common Stock for the periods indicated, as reported on the Nasdaq National Market, as adjusted for the 2-for-1 stock split in the form of a 100% stock dividend, effective July 1, 1996.


                                                                                  HIGH         LOW
                                                                                ---------    -------
1995:
  1st Quarter................................................................   $ 7 1/2      $ 5 3/4
  2nd Quarter................................................................     9 7/8        6 1/2
  3rd Quarter................................................................    17 1/2        9 1/8
  4th Quarter................................................................    17 3/4       13 1/4

1996:
  1st Quarter................................................................   $27 1/4      $16 3/8
  2nd Quarter................................................................    34 11/16     22
  3rd Quarter................................................................    40 1/2       19 3/4
  4th Quarter................................................................    47 7/8       29 1/2

1997:
  1st Quarter................................................................   $47 1/8      $31 3/4
  2nd Quarter................................................................    44           22 3/4
  3rd Quarter................................................................    45 1/2       32 3/8
  4th Quarter (through October 20)...........................................    53           43 1/2



    On October 20, 1997, the last reported sale price of the Dura Common Stock on the Nasdaq National Market was $49 per share. As of September 30, 1997, there were approximately 360 holders of record of Dura Common Stock.


    In addition, at September 30, 1997, warrants to purchase a total of 3,856,014 shares of Dura Common Stock were outstanding. The number of holders of record was 22.

    Dura has never paid any cash dividends on the Dura Common Stock. In accordance with a bank loan agreement, Dura is prohibited from paying cash dividends without prior bank approval. Dura currently anticipates that it will retain all available funds for use in its business and does not expect to pay any cash dividends in the foreseeable future.

    It is not expected that Spiros Corp. II will pay any dividends to stockholders for the foreseeable future. The Amended and Restated Certificate of Incorporation of Spiros Corp. II provides that until the Purchase Option is exercised or terminates unexercised, Spiros Corp. II is not permitted to pay dividends to holders of Spiros Corp. II Common Stock without the approval of holders of a majority of the Special Shares.

                              DURA CAPITALIZATION


    The following table sets forth the capitalization of the Dura at September 30, 1997 on an actual basis and on a "pro forma as adjusted" basis, assuming consummation of the Spiros Corp. Purchase for an aggregate purchase price of $45.7 million, paid by Dura through the issuance of 1,015,711 shares of Dura Common Stock, and the Contribution.



                                                                                            SEPTEMBER 30, 1997
                                                                                        --------------------------
                                                                                                      PRO FORMA
                                                                                          ACTUAL    AS ADJUSTED(2)
                                                                                        ----------  --------------
                                                                                          (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments.....................................  $  454,710   $    384,561
                                                                                        ----------  --------------
                                                                                        ----------  --------------
Current portion of long-term obligations..............................................  $    2,948   $      2,948
                                                                                        ----------  --------------
                                                                                        ----------  --------------
Long-term obligations (excluding current portion of long-term obligations)............  $    7,035   $      7,035
Convertible subordinated notes........................................................     287,500        287,500
                                                                                        ----------  --------------
                                                                                           294,535        294,535
                                                                                        ----------  --------------
Shareholders' equity:
  Preferred stock; 5,000,000 shares authorized; no shares issued or outstanding.......      --            --
  Common stock; 100,000,000 shares authorized; 43,890,806 shares outstanding actual;
    44,906,517 outstanding pro forma as adjusted(1)...................................          44             45
  Additional paid-in capital..........................................................     533,003        578,709
  Accumulated deficit.................................................................     (49,597)      (169,134)
  Unrealized gain on investments......................................................         195            195
  Warrant subscriptions receivable....................................................      (1,348)       --
                                                                                        ----------  --------------
    Total shareholders' equity........................................................     482,297        409,815
                                                                                        ----------  --------------
    Total capitalization..............................................................  $  776,832   $    704,350
                                                                                        ----------  --------------
                                                                                        ----------  --------------


------------------------


(1) Excludes (a) 3,371,141 shares of Dura Common Stock issuable upon the exercise of options outstanding at September 30, 1997 under the Dura's stock option plan, (b) 1,436,033 shares of Dura Common Stock available for future grants under such plan and (c) 3,856,014 shares of Dura Common Stock issuable upon exercise of warrants outstanding at September 30, 1997. Also excludes 5,677,891 shares of Dura Common Stock issuable upon conversion of the Notes. See "Description of Dura Capital Stock."



(2) Pro Forma As Adjusted amounts reflect the Spiros Corp. Purchase and the Contribution as if those transactions occurred on September 30, 1997. No adjustment has been made to give effect to the Offering. The Offering will result in an increase to additional paid-in capital in an amount equal to the value of the Warrants as determined at the time of their issuance, and an offsetting increase to the warrant subscriptions receivable contra equity account.

                         SPIROS CORP. II CAPITALIZATION

    The following table sets forth the capitalization of Spiros Corp. II as of September 30, 1997 and as adjusted to reflect the issuance of the Units and the Contribution.


                                                                                               SEPTEMBER 30, 1997
                                                                                             ----------------------
                                                                                                            AS
                                                                                              ACTUAL    ADJUSTED(2)
                                                                                             ---------  -----------
                                                                                             (DOLLARS IN THOUSANDS)
Callable common stock, par value $.001 per share; no shares authorized, issued and
  outstanding actual; 6,500,000 shares authorized, issued and outstanding as adjusted......  $  --       $
Special common stock, par value $1.00 per share; 1,000 shares authorized; 1,000 shares
  issued and outstanding actual and as adjusted(1).........................................          1           1
Additional paid-in capital.................................................................     --
                                                                                             ---------  -----------
  Total capitalization.....................................................................  $       1   $
                                                                                             ---------  -----------
                                                                                             ---------  -----------


------------------------

(1) Held by Dura.

(2) Does not include the effect of amounts payable by Spiros Corp. II to Dura under the Development Agreement for research and development costs relating to the Spiros Products and the Core Technology incurred by Dura from October 10, 1997 through the date of the closing of the Offering (currently estimated to be $4 million).

                          BUSINESS OF SPIROS CORP. II

BACKGROUND


    Spiros Corp. is a separate company formed in December 1995 to fund the development of Spiros with certain asthma drugs. Spiros Corp. has used substantially all of the $28 million in financing that it raised and a $13 million contribution from Dura to finance the development of Spiros and certain compounds for use in Spiros. On or prior to the closing of the Offering, Dura will purchase all of the common stock of Spiros Corp. for an aggregate purchase price estimated to be $45.7 million, payable in cash, shares of Dura Common Stock or any combination thereof, at Dura's sole discretion. Prior to the formation of Spiros Corp., DDSI was organized as a separate entity responsible for Spiros development. DDSI spent approximately $23 million for the development of Spiros before being acquired by Dura in December 1995.


    Spiros Corp. II was formed in September 1997 to continue to fund the development of Spiros and to conduct formulation work, clinical trials, and commercialization for four leading asthma drugs (albuterol, beclomethasone, ipratropium and budesonide) and certain combinations and alternative formulations thereof for use in Spiros. Spiros Corp. II may also expend funds on enhancements to the existing Spiros technology, initial development of a next generation inhaler system and the acquisition of capital equipment to be used in the manufacture of the Spiros Products. Finally, Spiros Corp. II plans to use a portion of its funding to conduct technical evaluation projects designed to identify additional respiratory drug candidates for further development in Spiros.

ASTHMA AND COPD MARKET

    Asthma is a complex physiological disorder characterized by airway hyperactivity to a variety of stimuli such as dust, pollen, stress or physical exercise, resulting in airway obstruction that is partially or temporarily reversible. The number of people with asthma has grown steadily in recent years and is now believed to be over 200 million worldwide. COPD is a complex condition comprising a combination of chronic bronchitis, emphysema and airway obstruction. The worldwide combined market for therapeutic drugs to treat asthma and COPD was approximately $7.5 billion in 1996. The primary categories of therapeutic drugs used in the treatment of asthma and COPD include bronchodilators and anti-inflammatories. Bronchodilators dilate the airways and include beta agonists (such as albuterol and bitolterol), xanthines (such as theophylline) and anticholinergics (such as ipratropium). Anti-inflammatories reduce inflammation and include steroids (such as beclomethasone, budesonide, flunisolide and triamcinolone).

PULMONARY DRUG DELIVERY SYSTEMS

    Inhaled therapeutic drugs have been shown to be effective in treating or preventing the symptoms of asthma, COPD and other respiratory diseases. When treating respiratory diseases, inhalation delivery puts the drug directly into the lung for topical treatment. If administered in capsule, tablet or liquid form, rather than through inhalation, the patient must take sufficient drug to achieve a systemic therapeutic blood level to benefit the lungs. In many instances, this may cause serious side effects by impacting other organs. Because inhaled therapy delivers the drug directly into the lung, it provides comparable efficacy with less risk of systemic side effects at greatly reduced dosages. Inhalation delivery also yields a fast onset of action, hastening the time for patient relief.

TRADITIONAL INHALATION DELIVERY DEVICES

    Traditional delivery systems used for administering inhaled drugs include the following:

    JET NEBULIZERS

    Jet nebulizers aerosolize a liquid solution of medicine, either ultrasonically or with compressed air, creating a fine mist that patients inhale slowly over several minutes. Jet nebulizers are larger than other inhalation delivery systems and because of their size, are primarily used to deliver aerosol to hospitalized patients, patients with acute asthma exacerbation in a clinic or emergency room environment, and patients unable to coordinate the use of other inhalation delivery technology.

    METERED DOSE INHALERS

    MDIs are the most popular inhalation delivery system due to their relative convenience and portability. MDIs consist of a suspension or solution of drug filled into a canister which is sealed with a metering valve and pressurized using a propellant, most commonly a chlorofluorocarbon ("CFC"). Because MDIs contain an internal energy source, the CFCs, the operation is relatively flow rate independent, and the dose exiting the MDI is relatively consistent. However, it is estimated that only 10 to 20 percent of the dose from an MDI actually deposits in the lung. The variation in lung deposition is in large part reflected by the inability of most patients to coordinate actuation of the system with inhalation.

    DRY POWDER INHALERS

    DPIs represent a significant advancement in the development of inhalation delivery systems. Dry powder inhalers are relatively convenient and portable, and are CFC-free. DPIs are breath actuated, so they eliminate the need for hand-lung coordination associated with MDIs. Although DPIs overcome the need for coordination of actuation and inspiration, currently marketed DPIs require high inspiratory flow rates and the ultimate dose delivered to the patient is dependent on inspiratory flow rate. This high inspiratory flow rate is difficult to achieve for pediatrics, geriatrics and patients in acute respiratory distress.

SPIROS

    Spiros is a proprietary pulmonary drug delivery system that is designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over traditional pulmonary delivery systems. Spiros Corp. II believes new inhalation systems will gradually replace MDIs as the leading pulmonary delivery systems, due primarily to the phasing out of CFCs and coordination problems associated with many MDIs. Many companies are studying alternative propellants, such as hydrofluorocarbons ("HFAs"), for use in MDIs, and the first albuterol MDI using an HFA propellant has obtained FDA approval and is being marketed by Schering-Plough. However, Spiros Corp. II believes that any product utilizing alternative propellants will still suffer from many of the limitations of currently marketed MDIs, including the need for patients to coordinate breathing with actuation of the drug delivery system. There are currently two general classes of DPIs in commercial use worldwide, individual and multiple dose systems, and both are breath powered and inspiratory flow rate dependent. In the U.S., only individual dose DPIs are currently marketed. Turbuhaler, a multiple dose DPI, is the leading DPI in worldwide sales and was approved by the FDA for marketing in the U.S. in June 1997.

    POTENTIAL ADVANTAGES OF SPIROS. Spiros Corp. II believes Spiros may have certain advantages over other currently used methods of pulmonary drug delivery including:

        INSPIRATORY FLOW RATE INDEPENDENCE. Spiros is designed to deliver a relatively consistent drug dose to the lungs over a wide range of inspiratory flow rates, which can vary depending on a patient's health, effort or physical abilities. Tests of Spiros on human subjects have shown a relatively consistent and significant level of drug deposition throughout the clinically relevant inspiratory range. Existing DPIs can vary significantly in their level of drug deposition depending on the patient's inspiratory flow rate and can deliver significantly less drug at the lower flow rates typically associated with asthma attacks.

        MINIMUM NEED FOR PATIENT COORDINATION. Spiros is breath-actuated and does not require the user to coordinate inhalation and actuation of the drug delivery system. MDIs generally require the user to coordinate their breathing with actuation of the MDI. Studies indicate that a significant percentage of patients, particularly young children and the elderly, do not use MDIs correctly. Spiros is designed to solve these coordination problems by delivering the drug to patient's lungs as they inhale.

        REDUCED SIDE EFFECTS. Spiros is designed to efficiently deliver drugs to the lungs, thereby reducing drug deposition to the mouth and throat which could reduce the possibility of unwanted side effects of certain pharmaceutical agents, such as coughing and local irritation. With MDIs, a significant portion of the dose is delivered to the mouth and throat and is swallowed.

        PATIENT CONVENIENCE. Spiros is designed to be convenient for patients, with features such as breath actuation (Spiros is triggered by inhalation), portability (light weight and small size), quick delivery time, simple operation, dose delivery feedback and multi-dose capability. Spiros also allows the patient to see the actual number of doses remaining in a cassette or blister pack and an LED light provides a warning of the need to replace Spiros prior to the end of its useful life.

        FREE OF CHLOROFLUOROCARBON PROPELLANTS. CFC propellants have ozone destructive characteristics and are subject to worldwide regulations aimed at eliminating their usage within the decade. Spiros does not use CFCs while most MDIs, currently the most popular form of aerosol drug delivery, use CFCs. Virtually all of the world's industrial nations, under the auspices of the United Nations Environmental Program, have pledged to cease use of CFCs by the year 2000. Continued use of CFCs in medical products has been permitted under annual exemptions. As a result of the planned phase out of CFCs, Spiros Corp. II believes that DPIs will become a leading method for pulmonary drug delivery.

CORE SPIROS TECHNOLOGY

    The core technology contained in Spiros which gives rise to the flow rate independent delivery is an aerosol generator that uses electromechanical energy to disperse dry powder to form an aerosol for inhalation. The main components of the aerosol generator include the impeller, the motor, the breath actuated switch, and the dosing chamber. When the switch is activated, the electric circuit is completed and the impeller rotates. The action of the impeller on the dry powder formulation supplies the energy to disperse the drug and provide a zero-velocity cloud of aerosolized drug for inhalation. The cloud of aerosolized drug is suspended in the dosing chamber and is delivered to the lungs only as the patient inhales.

    Two separate Spiros systems are currently under development, both utilizing the same core technology with distinct powder storage systems ("PSS"). Because of the physical and chemical requirements of the specific drugs deliverable by Spiros, as well as the varying needs of the patients and marketplace, Spiros Corp. II believes that its cassette and blisterdisk systems will provide flexibility for delivery of many different types of drugs.

    CASSETTE SYSTEM

    The cassette system was the first Spiros system developed and has been utilized in all clinical testing of Spiros conducted to date. The PSS in this system is a 30-dose plastic cassette packed in a foil pouch. In order to take a dose using the cassette system, the patient first opens the lid of the Spiros generator to load the cassette. When the lid is closed the cassette rotates to deliver a dose of drug into the dosing chamber. The dosing chamber contains the impeller. When the patient inhales through the mouthpiece, the impeller is automatically activated. The action of the impeller on the powder in the chamber generates the aerosol which the patient inhales. The patient then closes the lid. When the 30-dose cassette is empty, the patient opens the lid and presses an ejection button on the bottom of the system to remove an empty cassette and load a new cassette.

    The Spiros cassette system has been produced in clinical trial quantities and is being used in ongoing clinical trials of albuterol and beclomethasone. Dura is currently working with outside vendors on Spiros Corp. II's behalf to produce the necessary tooling for commercial scale production.

    BLISTERDISK SYSTEM

    Once a cassette is removed from the foil package it is no longer protected from fluctuations in the relative humidity. Although some drugs and powder formulations are sufficiently stable using the cassette system, many other dry powders are sensitive to relative humidity. In those cases, exposure to moisture causes agglomeration of the powder which can no longer be readily aerosolized to the required aerodynamic diameter. The blisterdisk system is being developed for drugs that require a barrier against moisture. This system utilizes powder-filled sealed foil blisters which prevent moisture build-up into the powder. The blisterdisk system has been designed to contain 16 doses per blisterdisk and is believed to be sufficiently flexible to accommodate a wide variety of drugs. In order to take a dose using the blisterdisk system, the patient will open the mouthpiece cover, push a button to open the blister and inhale through the mouthpiece to actuate the impeller and aerosolize the dose. As the patient closes the mouthpiece cover, the next blister is advanced to the dosing position.

    The Spiros blisterdisk system design has evolved to the prototype stage and units that are suitable for laboratory testing have been produced. Further refinements in the design of this system aimed at producing units suitable for clinical trials are in progress.

SPIROS PRODUCTS IN DEVELOPMENT

    Spiros Corp. II has selected five compounds to develop for delivery through
Spiros: a beta-agonist (albuterol), two steroids (beclomethasone and budesonide), an anticholinergic (ipratropium) and a combination of a beta-agonist and an anticholinergic (albuterol-ipratropium).

    ALBUTEROL

    Albuterol, a beta-agonist, provides rapid symptomatic relief of reversible bronchospasm. When administered by inhalation, it produces significant bronchodilation promptly and its effects are demonstrable for a number of hours. Albuterol is the most widely accepted asthma medication in the world. The leading branded MDI products are Proventil, sold by Schering-Plough, and Ventolin, sold by Glaxo. In 1996, U.S. sales of albuterol were approximately $700 million as measured by average wholesale prices.

    In 1994, an IND application was filed with the FDA to begin clinical testing of an albuterol dry powder formulation with the Spiros cassette system. In April 1996, dosing of subjects in a clinical trial focusing on dose selection using a formulation of powdered albuterol with Spiros was completed. In March 1997, patient dosing was completed in long-term and short-term pivotal clinical trials, that, along with earlier studies, are intended to serve as the basis for filing an NDA in November 1997 seeking FDA approval to market albuterol in the Spiros cassette system.

    An open label study of albuterol in the Spiros cassette system is currently in progress. Interim results of this study will be provided to the FDA in the NDA and results of the full study must be submitted to and reviewed by the FDA prior to product approval.

    BECLOMETHASONE

    Beclomethasone is a steroid used to treat the inflammatory component of asthma and certain symptoms of COPD. Systemic side effects resulting from the inhalation of beclomethasone are less than those that occur with steroids taken in capsule, tablet or liquid form. Beclomethasone was first launched in MDI form as Vanceril by Schering-Plough and later as Beclovent by Glaxo. In 1996, U.S. sales of beclomethasone were approximately $205 million as measured by average wholesale prices.

    In the first quarter of 1997, Dura completed, on behalf of Spiros Corp., dose ranging studies of a one dosage strength of beclomethasone in the Spiros cassette system under an IND, and preparations for Phase III pivotal clinical trials to demonstrate safety and efficacy have been initiated.

    Spiros Corp. II plans to continue formulation work on additional dosage strengths of beclomethasone to evaluate whether to develop a higher strength formulation as a companion to the beclomethasone product currently under development. Spiros Corp. II believes that the availability of higher strength formulations of beclomethasone can improve convenience and patient compliance as well as allow physicians to prescribe higher doses to more effectively control asthma. Spiros Corp. II believes that it will be required to conduct additional dosing and pivotal clinical trials in connection with each additional formulation of beclomethasone.

    IPRATROPIUM

    Ipratropium is an anticholinergic bronchodilator. Ipratropium is most commonly prescribed for the long term management of COPD (including chronic bronchitis and emphysema) and for the treatment of asthmatic patients who are poorly controlled by, or who experience troublesome side effects from, beta-agonists such as albuterol. Ipratropium acts at a site that is different from the site where beta-agonists act and thus affords an alternative approach to the treatment of airway obstruction. Ipratropium in MDI form is marketed as Atrovent by Boehringer Ingelheim. In 1996, U.S. sales of ipratropium were approximately $200 million as measured by average wholesale prices.

    Dura, on behalf of Spiros Corp., has conducted initial formulation studies using ipratropium in order to demonstrate that delivery via Spiros is feasible. Spiros Corp. II currently anticipates that ipratropium will be the first compound formulated for delivery through the Spiros blisterdisk system. In 1998, Spiros Corp. II plans to begin product development for a formulation of ipratropium to be delivered using Spiros.

    ALBUTEROL-IPRATROPIUM COMBINATION

    Albuterol and ipratropium are frequently prescribed in combination for patients with COPD or asthma. Boehringer Ingelheim has marketed an albuterol-ipratropium combination product, Combivent, outside of the U.S. for a number of years. Combivent was approved for marketing in the U.S. in early 1997 and has recently been launched in MDI form by Boehringer Ingelheim.

    Based on the substantial work performed with albuterol and the feasibility study conducted with ipratropium, Spiros Corp. II believes that developing an albuterol-ipratropium formulation for delivery using Spiros will be feasible and intends to commence the development of this formulation in 1998.

    BUDESONIDE

    Budesonide is a new generation steroid used to treat the inflammatory component of asthma. Budesonide has been marketed in several dosage forms outside of the U.S., but to date, has only been available in the U.S. in nasal spray form. However, in June 1997, the FDA approved for marketing in the U.S. a dry powder formulation of budesonide for delivery through Astra Pharmaceutical's Pulmicort Turbuhaler. In 1996, worldwide sales of budesonide were estimated to be greater than $600 million as measured by average wholesale prices.

    In 1998, Spiros Corp. II expects to begin formulation of budesonide for delivery through Spiros.

OTHER PRODUCT DEVELOPMENT EFFORTS

    The Board of Directors of Spiros Corp. II has the right, with the consent of Dura, to select additional Designated Compounds for the treatment of respiratory diseases, including asthma, allergy, cystic fibrosis or respiratory infection for delivery using Spiros. See "The Agreement and the Purchase Options-- Technology License Agreement."

    In the event that Spiros Corp. II obtains the rights to any Designated Compounds, Spiros Corp. II will conduct technical evaluations of the applicable compounds as candidates for delivery through Spiros. Technical evaluations will generally include patent evaluation, establishment of analytical methods, micronization of drug substance, preliminary formulation development, preliminary aerosol characterization, preliminary stability evaluation and animal bioavailability, efficacy and toxicology evaluation. Technical evaluations may also include initial safety and efficacy studies in humans.

    In the event that additional funds become available to Spiros Corp. II, whether through the exercise of the Albuterol Option or the Product Option, such funds will become part of the Available Funds, and a portion of such funds may be used for additional development of a next generation inhaler system and certain other enhancements to the existing Spiros technology and to fund the acquisition of capital equipment to be used to manufacture the Spiros Products.

SALES AND MARKETING


    Spiros Corp. II will rely entirely on Dura under the Manufacturing and Marketing Agreement for its sales and marketing efforts. Under the Manufacturing and Marketing Agreement, Dura will submit an annual marketing plan to be approved by Spiros Corp. II. See "Business of Dura--Sales and Marketing."


SPIROS CORP. II BUDGET

    The following is a preliminary budget of anticipated expenditures by Spiros Corp. II for research, clinical development, product development and commercialization. Due to the late stage in the development of certain of the Spiros Products, most of the funds are expected to be expended for clinical trials, product development and initial commercialization. If the Underwriters' over-allotment option is exercised, amounts to be spent under the Development Agreement will be increased. Substantial additional funding will still be required for the development of certain Spiros Products and for the commercialization of the Spiros Products. Due to the long-range nature of the development plans, Spiros Corp. II, in consultation with Dura, reserves the right to reallocate funds as it deems appropriate. See "Use of Proceeds."

                                                                           YEAR ENDED DECEMBER 31,
                                                    ----------------------------------------------------------------------
                                                     (3 MONTHS)                                     (4 MONTHS)
                                                        1997         1998       1999       2000        2001        TOTAL
                                                    -------------  ---------  ---------  ---------  -----------  ---------
                                                                                (IN MILLIONS)
Products
  Albuterol.......................................    $     3.4    $    27.3  $  --      $  --       $  --       $    30.7
  Beclomethasone..................................          1.6         16.3       12.0        3.3      --            33.2
  Budesonide......................................       --              1.9       15.2       11.1         5.7        33.9
  Ipratropium.....................................       --              8.0       13.6        6.0      --            27.6
  Albuterol-Ipratropium...........................       --              3.5        7.7        7.1         3.5        21.8
Other Expenditures................................       --              1.4        4.0     --          --             5.4
General and administrative expenses...............       --              0.4        0.4        0.4         0.4         1.6
                                                            ---    ---------  ---------  ---------       -----   ---------
Total.............................................    $     5.0    $    58.8  $    52.9  $    27.9   $     9.6   $   154.2
                                                            ---    ---------  ---------  ---------       -----   ---------
                                                            ---    ---------  ---------  ---------       -----   ---------

COMPETITION

    There are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of DPIs currently in commercial use worldwide. In the U.S., only individual dose DPIs currently are marketed, including the Rotohaler (developed and marketed by Glaxo) and the Spinhaler (developed and marketed by Fisons Limited). The Turbuhaler (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI, is the leading DPI in worldwide sales. In June 1997, the FDA approved the first Turbuhaler product, the Pulmicort Turbuhaler, for marketing a dry powder formulation of budesonide in the U.S.

    Many of these companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Spiros Corp. II and Dura, are engaged in developing, marketing and selling products that compete with the proposed products of Spiros Corp. II. In addition, Dura may develop or acquire products which may compete with Spiros Products. Further, other products now in use or under development by others may be more effective than Spiros Corp. II's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura and Spiros Corp. II. Competitors may also be able to complete the regulatory process sooner, and therefore, may begin to market their products in advance of Dura's and Spiros Corp. II's products. Dura and Spiros Corp. II believe that competition among both prescription pharmaceuticals and pulmonary delivery systems will be based on, among other things, product efficacy, safety, reliability, availability and price.

GOVERNMENT REGULATION

    For a discussion of governmental regulations applicable to Spiros Corp. II, see "Business of Dura-- Government Regulation."

MANUFACTURING


    A substantial amount of the work under the Development Agreement and the Manufacturing and Marketing Agreement will be conducted at Dura's facilities. See "Business of Dura--Manufacturing" and "Business of Dura--Facilities." Dura believes that its available facilities are sufficient to satisfy its obligations for performance under the Development Agreement and the Manufacturing and Marketing Agreement. However, the same facilities may be used by Dura for work performed on its own account and in the performance of third party contracts.


PATENTS


    Dura presently holds five U.S. patents and four U.S. patent applications relating to the Spiros technology to be further developed by Spiros Corp. II. The issued patents include a patent with claims covering the use in Spiros of an impeller to create an aerosol cloud of a drug intended for inhalation, which expires in 2011. Dura has also filed certain continuations in part and foreign patent applications relating to Spiros. All of the above patents and patent applications, relating to the Spiros technology, together with their respective continuations in part and foreign patent applications, have been licensed to Spiros Corp. II pursuant to the Technology Agreement. See "Risk Factors--Business Risks Related to Spiros Corp. II and Dura--Uncertainty Regarding Patents and Proprietary Technology; Unpredictability of Patent Protection," and "The Agreements and the Purchase Options--Technology Agreement."


    Spiros Corp. II and Dura consider the protection of discoveries in connection with their development activities important to their respective businesses. Spiros Corp. II and Dura intend to seek patent protection in the U.S. and selected foreign countries where deemed appropriate. There can be no assurance that issued patents or subsequent patents, if issued, will adequately protect Spiros Corp. II or Dura or that such patents will provide protection against infringement claims by competitors. Dura has also filed certain foreign patent applications relating to Spiros technology. There can be no assurance that additional patents, U.S. or foreign, will be obtained covering the Spiros Products or Dura products or that, if issued or licensed, the patents covering such products will provide substantial protection or be of commercial benefit. Federal court decisions establishing legal standards for determining the validity and scope of patents in the field are in transition. There can be no assurance that the historical legal standards surrounding questions of validity and scope will continue to be applied or that current defenses as to issued patents in the field will offer protection in the future.

    Both Spiros Corp. II and Dura also rely upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop their respective competitive positions. Dura enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to Dura any inventions relating to Dura's business made by them while in Dura's employ. There can be no assurance, however, that others may not acquire or independently develop similar technology or, if patents are not issued with respect to products arising from research, that Spiros Corp. II or Dura will be able to maintain information pertinent to such research as proprietary technology or trade secrets.

    In connection with one of the patents described above, in 1993, Dura entered into an agreement (the "1993 Royalty Agreement") with the principal inventor thereof which, among other things, provides compensation to the inventor over the life of the patent which is linked to annual sales of products related to such patent. Such compensation amounts to approximately $1 million of the first $50 million of annual sales of such products, and $1 million of the next $100 million of annual sales, with a maximum aggregate compensation of $6 million.

EXECUTIVE OFFICERS AND DIRECTORS

    The following table provides information concerning the current officers and directors of Spiros Corp. II. The current officers and directors of Spiros Corp. II are also officers, directors and/or employees of Dura. Subsequent to the consummation of the Offering, it is anticipated that the current directors will, pursuant to delegated authority from the existing stockholder, appoint independent directors such that independent directors will constitute a majority of the board. As the holder of the Special Shares, Dura has the right to elect two directors (the "Special Directors"). The Special Directors represent the interest of the holder of Special Shares. All other directors (the "Common Directors") represent the interests of the other stockholders and in the future will be elected by the holders of Spiros Corp. II Common Stock. Spiros Corp. II has no employees other than its three executive officers who are full-time employees, officers and/or directors of Dura.

NAME                                        POSITION WITH SPIROS CORP. II                  AGE ON SEPTEMBER 30, 1997
------------------------------------------  -------------------------------------------  -----------------------------
David S. Kabakoff.........................  Chairman, President and                                       49
                                              Chief Executive Officer

Cam L. Garner.............................  Director                                                      49

Erle T. Mast..............................  Vice President, Chief Financial Officer                       35

Mitchell R. Woodbury......................  Secretary                                                     55


    David S. Kabakoff has served as the Chairman and President and Chief Executive Officer of Spiros Corp. II since its formation in September 1997. Dr. Kabakoff also has served as a director and Executive Vice President of Dura and as President and Chief Executive Officer and a director of Spiros Corp. since 1996. From 1989 to 1996, Dr. Kabakoff was employed by Corvas International, Inc., a biopharmaceutical company, and served in a number of capacities during that time period, including Chief Executive Officer, President, Chief Operating Officer and Chairman of the Board. From 1983 to 1989, Dr. Kabakoff was employed by Hybritech, most recently as Senior Vice President of Research and Development-Diagnostics. Dr. Kabakoff received a Ph.D. in Organic Chemistry from Yale University and a B.A. in Chemistry from Case Western Reserve University.


    Cam L. Garner has served as a director of Spiros Corp. II since its formation in September 1997. Mr. Garner also has served as the President and Chief Executive Officer of Dura since 1990 and was named Chairman of Dura's Board of Directors in 1995. Prior to joining Dura, Mr. Garner served as President of Syntro Corporation, a biotechnology company, from 1987 to 1989. Mr. Garner currently serves as a director of the following companies: Safeskin Corporation, CardioDynamics International

Corporation and Trega. Mr. Garner received an MBA from Baldwin-Wallace College and a B.S. in Biology from Virginia Wesleyan College.

    Erle T. Mast has served as Vice President and Chief Financial Officer of Spiros Corp. II since September 1997. Mr. Mast also has served as Vice President, Finance of Dura since February 1997. From 1984 through 1997, Mr. Mast served in various positions at Deloitte & Touche LLP, an accounting and consulting firm, most recently as a partner where Mr. Mast specialized in providing accounting, auditing and business consulting services to companies in various industries, including the healthcare and life science industries. Mr. Mast received a B.A. in Business Administration from California State University at Bakersfield.

    Mitchell R. Woodbury has served as Secretary of Spiros Corp. II since September 1997. Mr. Woodbury also served as Vice President, General Counsel and Secretary of Dura from June 1994 until January 1997, and since January 1997 has served as Senior Vice President, General Counsel and Secretary of Dura. Prior to joining Dura, Mr. Woodbury served as Vice President, General Counsel and Secretary at Advance Tissue Sciences, Inc., a biomedical company. From October 1981 until June 1992, Mr. Woodbury served as Senior Vice President, General Counsel of Intermark, Inc., a publicly held operating/holding company. He was elected Vice President and Corporate Counsel of Intermark in 1980 and had served as Corporate Secretary since 1981. Mr. Woodbury received his J.D. from the University of San Diego School of Law and a B.A. in Business Administration from San Diego State University.

    Shortly after the completion of the Offering, Spiros Corp. II intends to appoint three additional directors to its Board of Directors so that a majority of the members will be persons unaffiliated with Dura.


1997 STOCK OPTION PLAN



    Spiros Corp. II's 1997 Stock Plan (the "Plan") was adopted by the board of directors of Spiros Corp. II on October 17, 1997 and approved by the stockholder of Spiros Corp. II on October 17, 1997. The Plan will become effective on the date the Spiros Corp. II Common Stock is registered under Section 12 of the Exchange Act in connection with this Offering.



    A reserve of 450,000 shares of Spiros Corp. II Common Stock has been authorized for issuance pursuant to stock option grants made from time to time under the Plan. In no event, however, may any one participant in the Plan receive stock option grants for more than 100,000 shares of Spiros Corp. II Common Stock per calendar year.



    Under the Plan, eligible individuals in Spiros Corp. II's employ or service (including officers, non-employee board members and consultants) may, at the discretion of the Plan Administrator, be granted options to purchase shares of Spiros Corp. II Common Stock at an exercise price not less than 100% of their fair market value on the grant date. The Plan will be administered by the Compensation Committee of the board of directors, and the Compensation Committee in its capacity as Plan Administrator will have complete discretion to determine which eligible individuals are to receive option grants under the Plan, the time or times when such option grants are to be made, the number of shares subject to each such grant, the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws, the vesting schedule to be in effect for the option grant and the maximum term for which any granted option is to remain outstanding. However, administration of the Plan with respect to individuals who are not subject to the short-swing liability provisions of Section 16 of the Exchange Act may be delegated to a secondary committee of one or more board members appointed by the board of directors.



    It is anticipated that the options to be granted under the Plan will generally become exercisable upon the optionee's completion of five years of employ or service (including as an officer, non-employee board member or consultant) with Spiros Corp. II. However, if Dura exercises the Purchase Option, then all options outstanding under the Plan at that time will immediately vest and become exercisable for all the option shares. No option grant will have a term in excess of 10 years and options will be subject to earlier termination following the optionee's cessation of service with Spiros Corp. II.



    The exercise price for the shares of Spiros Corp. II Common Stock subject to option grants made under the Plan may be paid in cash or in shares of Spiros Corp. II Common Stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. The Plan Administrator may also permit one or more holders of non-statutory stock options to satisfy the withholding tax liability incurred in connection with the exercise of those options by having Spiros Corp. II withhold a portion of the purchased shares with a market value equal to such liability.



    The Plan Administrator will have the authority to effect the cancellation of outstanding options under the Plan in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of the Spiros Corp. II Common Stock on the new grant date.



    In the event that Spiros Corp. II is acquired by merger or asset sale, each outstanding option under the Plan will automatically accelerate in full and become immediately exercisable for all the shares of Spiros Corp. II Common Stock at the time subject to that option, unless the option is to be assumed by the successor corporation. The Plan Administrator will have complete discretion to grant one or more options under the Plan which will become immediately exercisable for all the option shares in the event those options are assumed in the acquisition and the optionee's service with Spiros Corp. II or the acquiring entity terminates within a designated period following such acquisition. The Plan Administrator will also have the authority to grant options which will immediately vest upon an acquisition of Spiros Corp. II, whether or not those options are assumed by the successor corporation. Finally, the Plan Administrator will have the discretionary authority to structure one or more option grants so that those options will immediately vest in connection with a change in control of Spiros Corp. II (whether by successful tender offer for more than 50% of the outstanding voting stock or a change in the majority of the board of directors by reason of one or more contested elections for board membership), with such vesting to occur either at the time of such change in control or upon the subsequent termination of the individual's service within a designated period following such change in control.



    The board of directors may amend or modify the Plan at any time, subject to any required stockholder approval. The Plan will terminate on the earliest of
(i) October 31, 2007, (ii) the date on which all shares available for issuance under the Plan have been issued as fully-vested shares or (iii) the termination of all outstanding options in connection with certain changes in control or ownership of Spiros Corp. II.

                                BUSINESS OF DURA

OVERVIEW

    Dura is a specialty respiratory pharmaceutical and pulmonary drug delivery company. Dura is engaged in developing and marketing prescription pharmaceutical products for the treatment of asthma, hay fever, COPD, the common cold and related respiratory ailments, and is developing a pulmonary drug delivery system. Dura has strategically focused on the U.S. respiratory market because of its size and growth opportunities. The estimated size of the target market for antihistamines, asthma/rhinitis therapies, cough/ cold preparations and anti-infectives in 1996 was approximately $9.5 billion. The size and fragmented nature of the market and the identifiable base of physician prescribers allow Dura to achieve significant market penetration with a specialized sales force. Dura currently markets 31 prescription products. Dura also has a separate mail service pharmacy, Health Script, which dispenses respiratory pharmaceuticals.

    Dura employs a dual marketing strategy utilizing its focused field sales force of over 300 people and a dedicated managed care sales and marketing and national account groups that covers managed care organizations and retail pharmacy chains. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who Dura believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. Dura's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. Dura expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.

    This marketing strategy has allowed Dura to leverage its distribution capabilities by acquiring the rights to market additional prescription pharmaceutical products through acquisition, in-license or co-promotion arrangements. Since 1992, Dura has acquired 19 products targeted at the U.S. respiratory market. In September 1996, Dura acquired from Lilly exclusive U.S. marketing rights to the antibiotics Keftab and Ceclor CD. Dura began marketing Keftab in September 1996 and launched Ceclor CD in October 1996. In May 1997, Dura acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide.

    Another key component of Dura's strategy is to develop Spiros. Spiros is being designed to aerosolize pharmaceuticals in dry powder formulations for delivery to the lungs while providing certain advantages over other currently-used methods of pulmonary drug delivery. Dura has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp. II, certain drug compounds for use in Spiros, including in the near-term albuterol, beclomethasone and ipratropium, three of the pharmaceutical agents most frequently prescribed to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi, Fujisawa and Trega, generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques.


RECENT DEVELOPMENTS



    On October 21, 1997, Dura announced that it had signed a definitive Merger Agreement with Scandipharm. Scandipharm is an Alabama-based distributor of pharmaceutical products for the treatment of CF, a fatal genetic disease affecting approximately 30,000 children and young adults.



    Scandipharm markets primarily to hospital-based cystic fibrosis specialists through its sales force which has significantly increased in 1997 and currently numbers approximately 50 persons. Scandipharm's principal product is the Ultrase-Registered Trademark- prescription enzyme preparation for CF patients. Under the terms of the Merger Agreement, Dura will issue between $93 and $139 million of Dura Common Stock, depending on the average price of Dura Common Stock 20 days prior to the closing, in exchange for all capital stock and outstanding options of Scandipharm. The transaction, which is expected to close in the first half of 1998, has been approved by the board of directors of each of Dura and Scandipharm and is subject to, among other things, the approval of the shareholders of Scandipharm, the receipt of regulatory approvals and the effectiveness of a registration statement covering the issuance of Dura stock in the Merger. See "Risk Factors--Business Risks Relating to Dura--Risks Related to the Proposed Merger with Scandipharm."



    At September 30, 1997, Scandipharm had total assets of $35.7 million, of which $23.6 million consisted of cash and cash equivalents, and total liabilities of $7.9 million. Scandipharm had net sales, gross profit and net loss of $19.4 million, $13.6 million and $2.6 million, respectively, for the year ended December 31, 1996 and $16.2 million, $10.4 million and $2.5 million, respectively, for the nine months ended September 30, 1997. Net loss for the 1996 and 1997 periods included nonrecurring charges of $4.4 million and $4.0 million, respectively.


U.S. RESPIRATORY MARKET

    Dura divides the U.S. respiratory market into three primary segments: (i) respiratory infection, (ii) allergy, cough and cold and (iii) asthma and COPD.

    RESPIRATORY INFECTION. Respiratory infections are generally caused by a variety of bacteria and can affect either the upper respiratory tract (nasal cavity, sinuses and throat) or the lower respiratory tract (lungs). The resulting diagnoses include sinusitis, tonsillitis and bronchitis. These infections are treated with antibiotics, which kill the bacteria causing the symptoms. There are a variety of classes of antibiotics that treat specific ranges, or spectrums, of bacteria. Classes used to treat respiratory infection include cephalosporins, broad spectrum macrolides and quinolones. The market for these classes is very large, totaling $4.6 billion in 1996 for the oral solid forms alone. The cephalosporin class accounts for approximately $1.3 billion of this total.

    ALLERGY, COUGH AND COLD. While the causes of allergies (which can be seasonal or perennial) and cough and colds differ, nasal congestion and sneezing are common symptoms of these diseases. The U.S. combined market for therapeutic drugs to treat allergies, coughs and colds was over $2.1 billion in 1996. Antihistamines and antihistamine/decongestant combinations are the most widely used forms of therapy for allergies and represent the largest portion of the allergy, cough and cold market in the U.S. An additional form of therapy for allergies includes intranasal steroids, such as Nasarel and Nasalide, which are increasingly being prescribed for allergic rhinitis. Cough and cold preparations represent the next largest portion of the allergy, cough and cold market and include decongestant and decongestant/ expectorant combinations, cough suppressants and antihistamine combinations and expectorants.

    ASTHMA AND COPD. Asthma is a complex physiological disorder characterized by airway hyperactivity to a variety of stimuli such as dust, pollen, stress or physical exercise, resulting in airway obstruction that is partially or temporarily reversible. The U.S. asthma population has grown steadily in recent years. COPD is a complex condition comprising a combination of chronic bronchitis, emphysema and airway obstruction. The disease affects males more often than females and is exacerbated by smoking and other insults to the lung. Incidence is as high as 20% of the adult male population, though only a minority are clinically disabled. The U.S. combined market for therapeutic drugs to treat asthma and COPD was approximately $2.8 billion in 1996.

STRATEGY

    Dura's objective is to be a leading supplier of respiratory pharmaceuticals and pulmonary drug delivery systems. Dura attempts to achieve this objective through the implementation of the following strategies:

    --FOCUSING MARKETING EFFORTS ON RESPIRATORY PHYSICIAN SPECIALISTS. Dura employs a dual marketing strategy utilizing its focused field sales force and a dedicated managed care sales and marketing group. Dura's field sales force targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists and a selected subset of pediatricians and generalist physicians, who Dura believes collectively write a significant portion of respiratory pharmaceutical prescriptions. Dura believes that its field sales force calls on approximately one-half of the target physician base. Dura's managed care sales and marketing group concentrates on sales to large regional and national managed care organizations. Dura expects to continue expanding both the field sales force and the managed care sales and marketing group as warranted by market opportunities.

    --ACQUIRING, IN-LICENSING OR CO-PROMOTING RESPIRATORY PRESCRIPTION PHARMACEUTICALS. Dura seeks to acquire, in-license or co-promote respiratory prescription pharmaceuticals or companies developing and/or marketing such pharmaceuticals. Dura is particularly focused on respiratory drugs that are under-promoted by large pharmaceutical companies. Dura believes that the pharmaceutical industry is undergoing a restructuring that may create greater opportunities for Dura. For example, many large pharmaceutical companies are consolidating and merging and/or redirecting their sales forces, which may lead to the underpromotion of certain products deemed too small for large sales forces and create significant acquisition, in-licensing and co-promotion opportunities. Additionally, consolidation within the sector may make small product lines less desirable to large pharmaceutical companies. Dura is actively pursuing the acquisition of rights to products and/or companies, which may require the use of substantial capital resources.

    --DEVELOPING SPIROS. Dura has a three-level development program for Spiros which entails (i) developing, on behalf of Spiros Corp. II, certain drug applications for use in Spiros, including in the near term albuterol, beclomethasone and ipratropium, three of the most frequently prescribed pharmaceutical agents to treat respiratory conditions, (ii) licensing Spiros primarily to pharmaceutical companies, including Mitsubishi, Fujisawa and Trega, generally for use with certain of their proprietary respiratory products, and (iii) developing Spiros, generally in collaboration with third parties, for the systemic delivery of compounds, including certain proteins and peptides, through the lungs for respiratory and non-respiratory indications as an alternative to current invasive delivery techniques.

DURA'S CURRENT PRODUCTS

    Dura currently markets 31 prescription products, including 25 that are off-patent, in the following therapeutic categories: respiratory infection (five products); allergy, cough and cold (24 products); and asthma and COPD (two products). The following is a list of Dura's principal prescription pharmaceuticals:

                                                                               RIGHTS
                                                                          OBTAINED FROM OR
PRODUCTS                                                                    DEVELOPED BY
--------------------------------------------------------------------  ------------------------
Respiratory Infection
  Ceclor CD Tablets (anhydrous cefaclor)............................           Lilly
  Keftab (cephalexin hydrochloride).................................           Lilly
Allergy, Cough and Cold
  Nasarel (flunisolide) Nasal Solution..............................           Syntex
  Nasalide (flunisolide) Nasal Solution.............................           Syntex
  ENTEX Products....................................................            P&G
  DURA-VENT-Registered Trademark- Products..........................            Dura
  RONDEC Products...................................................        Abbott, Dura
Asthma and COPD
  TORNALATE-Registered Trademark- Products..........................   Sanofi-Winthrop, Inc.

    In September 1996, Dura acquired the exclusive U.S. rights to the cephalosporin antibiotics Keftab and Ceclor CD from Lilly. The U.S. antibiotic market was $4.6 billion in 1996, of which $1.3 billion was accounted for by cephalosporin antibiotics. Dura believes that this acquisition complements its existing strategy because approximately 60% of antibiotics are prescribed for respiratory infections. Keftab is an antibiotic indicated for respiratory tract, skin and soft tissue infections. Ceclor CD is a twice-a-day dosage form of cefaclor typically taken for seven days. Ceclor, Lilly's currently marketed cefaclor, is normally taken three times a day for 10 days. Dura believes these product acquisitions further its strategy of acquiring prescription pharmaceuticals which are marketed by its sales force to its targeted physicians.

    In May 1997, Dura acquired from Syntex the exclusive U.S. rights to the intranasal steroid products Nasarel and Nasalide. The U.S. market for intranasal steroids for the treatment of perennial and allergic rhinitis was approximately $700 million in 1996, and has averaged 24% growth over the last two years. Dura believes that this acquisition complements its strategy because the products fit within Dura's respiratory focus while adding a new respiratory category, nasal steroids, to its product portfolio. In addition, Dura believes that it will be able to further leverage its field sales force by offering these new products acquired from Lilly and Syntex to high-prescribing physicians during sales calls. A portion of the revenues from these products is being utilized to fund the expansion of Dura's existing field sales force.

    Keftab and Ceclor CD and the two Tornalate products are the subject of approved NDAs. Dura also markets Capastat-Registered Trademark- Sulfate and Seromycin-Registered Trademark- which are also the subject of approved NDAs. Crolom-TM- is the subject of an approved Abbreviated New Drug Application ("ANDA"). The remaining products are branded pharmaceuticals which are not the subject of NDAs or ANDAs.

STRATEGIC ALLIANCES

    MITSUBISHI CHEMICAL CORPORATION. In October 1994, Dura, DDSI and Mitsubishi entered into a license and supply agreement, under which Mitsubishi was granted the exclusive right to use and sell Spiros together with a dry powder formulation of an asthma compound in Japan, Hong Kong, Singapore, the Republic of China (Taiwan), the Republic of Korea and the People's Republic of China (collectively the "Territory"). DDSI's rights under the agreement were assigned to Spiros Corp. Dura and Spiros Corp. have agreed to develop a dry powder formulation of such compound for Mitsubishi and will manufacture and supply to Mitsubishi its requirements for both Spiros and such compound. Mitsubishi will be responsible for conducting all clinical and other work needed to obtain regulatory approvals of Spiros and such compound in the Territory. In connection with the license and supply agreement, Mitsubishi is obligated to make milestone and other payments to Dura and/or Spiros Corp. in certain circumstances.

    FUJISAWA PHARMACEUTICAL CO., LTD. In April 1995, Dura entered into a collaborative development agreement with Fujisawa covering the use of Spiros to deliver one of Fujisawa's new chemical entity asthma compounds. The agreement was an extension of previous feasibility work completed by Dura. Pursuant to the agreement, Dura will provide dry powder formulation assistance, manufacturing process development and clinical trial supplies to Fujisawa through the completion of clinical trials in Japan or June 30, 1998, whichever occurs first. Dura received an up-front payment and is to receive additional milestone payments and reimbursement of costs from Fujisawa. Fujisawa can terminate the agreement upon 30 days' notice to Dura. If Fujisawa's clinical trials are successful, the parties have agreed to negotiate additional agreements, which could include license and supply agreements.

    TREGA BIOSCIENCES, INC. In February 1996, Dura entered into a research and development agreement with Trega to develop inhalation formulations of new compounds discovered and developed by Trega. In addition, Dura will provide to Trega, for a four-year period, contract services for Trega's drug development programs using Dura's development capabilities and proprietary formulation and delivery technology. Dura will receive a percentage of proceeds received by Trega with respect to jointly developed compounds, and will receive contract revenues from Trega for services provided. Concurrently, Dura made a $5 million equity investment in Trega, which was subsequently converted into 775,193 shares of Trega common stock.

    In addition, Dura has executed agreements with a number of international pharmaceutical companies to conduct feasibility studies on formulations of certain compounds for use with Spiros, including small molecules and proteins and peptides, for treatment of respiratory and non-respiratory diseases.

SALES AND MARKETING

    FIELD SALES FORCE. Dura's specialized sales and marketing organization targets a physician base that includes approximately 80,000 U.S. allergists, ENTs, pulmonologists, and a selected subset of pediatricians and generalist physicians who treat a large number of allergy and asthma patients. Dura believes this relatively small group of physicians writes a significant portion of respiratory pharmaceutical prescriptions. This concentration allows for effective market penetration by a specialized sales and marketing organization.


    As of September 30, 1997, Dura had 277 pharmaceutical sales representatives nationwide, supervised by 20 district managers, six area recruiter-trainers and two regional directors. Dura believes its focused sales force currently calls on approximately one-half of its target physician base. Dura intends to continue expansion of its field sales force as warranted by market opportunities, including the potential commercialization of the Spiros Products.


    Dura believes that the personal relationships of Dura's sales representatives with their physician customers are essential to Dura's business. Dura's sales representatives differentiate themselves from the competition by focusing primarily on respiratory infections, allergy, cough and cold, and asthma and COPD, and by promoting pharmaceuticals used by respiratory specialists in treating patients. With a relatively small target audience, promotional spending by Dura on advertising and direct mail is generally inexpensive and efficient. Dura regularly participates in local, regional and national medical meetings of the key specialty groups. Dura believes that it has established a national awareness of the Dura name within the U.S. respiratory market.

    MANAGED CARE SALES AND MARKETING AND NATIONAL ACCOUNTS GROUPS. To implement Dura's marketing strategy, Dura established dedicated managed care sales and marketing and national accounts groups, which concentrates on sales to large regional and national managed care organizations. These organizations include health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), large drug merchandising chains, nursing home providers and mail order pharmacies. A primary goal of the managed care sales and marketing group is to place Dura's products on approved formulary lists of HMOs and PPOs.

HEALTH SCRIPT

    In March 1995, Dura acquired Health Script, located in Denver, Colorado. Health Script is a mail service pharmacy which dispenses respiratory pharmaceuticals. Mail order services are particularly well-suited for respiratory patients who are long-term, chronic users of certain pharmaceuticals and to whom the convenience and cost efficiency of mail order is appealing. Health Script was formed in 1990 to supply value-priced respiratory pharmaceutical products to patients through the mail. Health Script currently dispenses to its approximately 30,000 patients nationwide over 100 respiratory products manufactured by third parties. Health Script is focused on working with home healthcare providers and patients to coordinate respiratory medication services and patients' management programs. Health Script markets its services through specialty field sales representatives and telemarketing. The existing patient base is maintained by telephone contact with patients to monitor compliance with their doctors' prescriptions.

COMPETITION

    Dura directly competes with at least 25 other companies in the U.S. which are currently engaged in developing, marketing and selling respiratory pharmaceuticals. Additionally, there are at least 10 companies currently involved in the development, marketing or sales of dry powder pulmonary drug delivery systems. There are two types of DPIs currently in commercial use worldwide. In the U.S., only individual dose DPIs currently are marketed, including the Rotohaler (developed and marketed by Glaxo) and the Spinhaler (developed and marketed by Fisons Limited). The Turbuhaler (developed and marketed by Astra Pharmaceuticals), a multiple dose DPI, is the leading DPI in worldwide sales. In June 1997, the FDA approved the first Turbuhaler product, the Pulmicort Turbuhaler, for marketing a dry powder formulation of budesonide in the U.S.

    Many of these companies, including large pharmaceutical firms with financial and marketing resources and development capabilities substantially greater than those of Dura, are engaged in developing, marketing and selling products that compete with those offered by Dura. The selling prices of such products typically decline as competition increases. Further, other products now in use or under development by others may be more effective than Dura's current or future products. The industry is characterized by rapid technological change, and competitors may develop their products more rapidly than Dura. Competitors may also be able to complete the regulatory process sooner and, therefore, may begin to market their products in advance of Dura's products. Dura believes that competition among both prescription pharmaceuticals and pulmonary drug delivery systems aimed at the respiratory infection, allergy, cough and cold and asthma and COPD markets will be based on, among other things, product efficacy, safety, reliability, availability and price.

CLINICAL, DEVELOPMENT AND REGULATORY


    Dura's clinical, development and regulatory expenses relate primarily to product development and regulatory compliance activities. Clinical, development and regulatory expenses were $9,354,000, $8,408,000, and $18,540,000 for the years ended December 31, 1994, 1995 and 1996, respectively, and $12,122,000 and $18,160,000 for the nine-month periods ended September 30, 1996 and 1997, respectively. The clinical, development and regulatory expenses associated with Spiros development, for which Dura recorded contract revenues from DDSI and Spiros Corp., were $8,260,000, $6,428,000, and $15,932,000 for the years ended
December 31, 1994, 1995, and 1996, respectively, and $10,634,000 and $14,872,000 for the nine-month periods ended September 30, 1996 and 1997, respectively.


PATENTS AND PROPRIETARY RIGHTS

    Tornalate Inhalation Solution and Tornalate MDI are covered by patents filed by Sanofi-Winthrop, Inc. which expire in the near-term. The Keftab, Ceclor CD, Nasarel and Nasalide products or processes to make such products are covered by patents which expire between 2003 and 2007. Dura's other pharmaceutical products are not protected by patents. Additionally, see "Business of Spiros Corp.
II--Patents and Proprietary Rights."

GOVERNMENT REGULATION

    The manufacturing and marketing of Dura's products are subject to regulation by Federal and state government authorities, including the FDA, the Environmental Protection Agency and the Occupational Safety and Health Administration, in the U.S. and other countries. In the U.S., pharmaceuticals and drug delivery systems, including Spiros, are also subject to rigorous FDA regulation and may be subject to regulation by other jurisdictions, including the State of California. The Federal Food, Drug, and Cosmetic Act and the Public Health Service Act govern the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of Dura's products. Product development and approval within this regulatory framework takes a number of years and involves the expenditure of substantial resources.

    To obtain FDA approval for each of the Spiros Products, Dura is required to conduct each of the following steps and possibly others: (i) preclinical testing (laboratory and possibly animal tests), (ii) the submission to the FDA of an IND application, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish safety and efficacy, (iv) the submission of an NDA to the FDA for marketing approval, and (v) FDA approval of the NDA prior to any commercial sale or shipment. The NDA must include, in addition to a compilation of preclinical and clinical data, complete information about product performance and manufacturing facilities and processes. Prior to completion of the NDA review process, the FDA may conduct an inspection of the facility, manufacturing procedures, operating systems and personnel qualifications. In addition to obtaining FDA approval for each product, each domestic drug and/or device manufacturing facility must be registered with and approved by the FDA. Domestic manufacturing facilities are subject to biennial inspections by the FDA and inspections by other jurisdictions and must comply with cGMPs for both drugs and devices. To supply products for use in the U.S., foreign manufacturing establishments must comply with cGMP and other requirements and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA.

    Preclinical testing includes laboratory evaluation of product chemistry and animal studies, if appropriate, to assess the safety and efficacy of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND application, and unless the FDA objects, the IND application will become effective 30 days following its receipt by the FDA, thus allowing the product to be tested in humans.

    Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the pharmaceutical agent is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice and protocols previously submitted to the FDA (as part of the IND application) that detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution.

    Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effect and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues.

    The results of the preclinical and clinical trials for pharmaceutical drug products such as those currently marketed by Dura or being developed by Dura are submitted to the FDA in the form of an NDA for marketing approval. FDA approval can take several months to several years, or approval may be denied. The approval process can be affected by a number of factors, including the severity of the side effects, the availability of alternative treatments and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indication, further clinical trials are necessary to gain approval for the use of the product for any additional indications. The FDA may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense.

    Although the FDA has considerable discretion to decide what requirements must be met prior to approval, Dura believes, based upon the FDA's historical practice with respect to drug inhalers, that the FDA is likely to regulate each combination of Spiros with a compound as a discrete pharmaceutical or drug product requiring separate approval as a new drug. Dura believes that the approval process for each drug/delivery combination now under development may be shorter than the full NDA process described above because the safety and efficacy of the compounds have already been established in currently marketed formulations and delivery mechanisms.

    The Drug Price Competition and Patent Restoration Term Act of 1984, known as the Waxman-Hatch Act, established abbreviated application procedures for obtaining FDA approval for many brand name drugs that are off-patent and whose marketing exclusivity has expired. Approval to manufacture these drugs is obtained by filing abbreviated drug applications. As a substitute for conducting full-scale preclinical and clinical studies required of the brand name drug, the FDA requires data establishing that the drug formulation which is the subject of an abbreviation application is either bioequivalent or has the same therapeutic effect as the previously approved drug, among other requirements.

    The type of abbreviated application that Dura intends to file is a section 505(b)(2) application, which is a reference to the statutory provision of the Waxman-Hatch Act that applies to the type of abbreviated application being submitted. Section 505(b)(2) applicants are required to certify to the FDA that any patent which has been listed with the FDA as covering the brand name drug product is invalid and will not be infringed by the sale of the applicant's product. The patent holder may challenge a notice of noninfringement or invalidity by filing a suit for patent infringement, which would prevent FDA approval until the suit is resolved or until at least 30 months had elapsed. Should any entity commence a lawsuit with respect to any alleged patent infringement by Dura, uncertainties inherent in patent litigation make the outcome of such litigation difficult to predict.

    By their very nature, section 505(b)(2) applications rely at least to some extent on the preclinical and clinical studies of the approved, innovator or brand name drug to demonstrate that Dura's product is safe and effective for its intended use. In the past, innovator drug manufacturers have challenged, by way of petitions to the FDA, the use of a section 505(b)(2) application of data from an innovator's approved NDA that is considered propriety by the original manufacturer and was submitted to the FDA as part of an original new drug application. Thus far, none of these petitions or other challenges to the section 505(b)(2) application procedure have been successful. No assurances exist that the 505(b)(2) application procedure that Dura plans to utilize will not result in similar challenges to Dura's products and such challenges, if they occur, may have a significant adverse effect on Dura's ability to obtain approvals under such abbreviated procedures.

    For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on Dura.

    Since completion of the pivotal trials, Dura has made, and is proposing to make, a number of additional modifications to the Spiros system, some of which address problems encountered with the mechanical features of the Spiros delivery system during the pivotal trials. These changes are intended to improve the reliability, performance, manufacturability, and customer acceptance of the mechanical features of the Spiros delivery system. Dura expects that it will be required to complete testing and validation pursuant to cGMP requirements of the Spiros system as modified for commercial distribution, which could be costly and time-consuming. There can be no assurance that the FDA will not require Dura to undertake further laboratory testing, field testing and/or clinical studies in order to insure the safety and effectiveness of the Albuterol Product intended to be commercialized by Dura and to insure that it can be reliably manufactured. If a proposed change is deemed to be a major modification by the FDA, Dura could be required to repeat one or more of the clinical studies. Moreover, because of the time necessary to validate the changes to the Spiros system, there can be no assurance that Dura will be prepared for any FDA preapproval inspection of Dura's manufacturing facilities in a timely manner. If Dura is required to undertake additional laboratory testing and/or clinical studies or to postpone the preapproval inspection, or if Dura fails to complete the open label study in a timely manner, Dura could receive a non-approvable letter and, in any event, there could be a substantial delay in completion of the approval process.

    The Federal Food, Drug, and Cosmetic Act requires that any "new drug" must be approved pursuant to an NDA. The term "new drug" is defined as any drug which is not generally recognized among qualified experts as safe and effective for its labeled intended uses. Certain exemptions from this definition exist for products marketed without change since prior to 1938 (the date of enactment of the Federal Food, Drug, and Cosmetic Act) or, with respect to the need to show effectiveness, for drug products marketed prior to October 10, 1962 (the date of enactment of the "Drug Amendments of 1962"). Dura presently markets 21 drug products for which the FDA has not yet made a determination as to their status as new drugs under the Federal Food, Drug, and Cosmetic Act. The FDA is continuing an evaluation of the effectiveness of all products containing ingredients marketed prior to 1962 that are not the subject of an approved NDA as part of its DESI program and will determine which are new drugs requiring approval through an NDA for marketing. The existence of currently-marketed prescription pharmaceuticals that contain one or more active ingredients first introduced in the marketplace before 1962 and that are marketed based on their manufacturers' belief that such products are not subject to the new drug provisions of the Act is recognized in paragraph B of the Food and Drug Administration's Compliance Policy Guide, 440.100. This Policy Guide indicates that the FDA will implement procedures to determine whether the new drug provisions are or are not applicable to these products. The Policy Guide requires that products covered by paragraph B not be similar or related to any drug included in the DESI program, or have a different formulation or conditions for use than products marketed before November 13, 1984. If a product is not covered by paragraph B, the FDA could make a determination as to whether or not the new drug provisions are applicable to it without first implementing the procedures called for by the Policy Guide. Dura believes that nine of its prescription pharmaceutical products may be covered by paragraph B of the Policy Guide and it is aware that one of its products may be considered to be similar or related to a DESI drug. Also, it is not aware of evidence to substantiate that three of its products have the same formulation or conditions for use as products marketed before November 13, 1984. These products could be subject at any time to an FDA determination that an NDA is required. If a final determination is made that a particular drug requires an approved NDA, such approval will be required for marketing to continue. If such a determination is made, the FDA might impose various requirements: for example, it might require that the current product be the subject of an approved NDA, that the product be reformulated and NDA approval obtained, that the product must be sold on an over-the-counter basis rather than as a prescription drug, or that the product must be removed from the market. There can be no assurance as to which of these courses the FDA will require or whether Dura will be able to obtain any approvals which the FDA may deem necessary. If any of these actions are taken by the FDA, such actions could have a material adverse effect on Dura's business.

    In April 1996, the export provisions of the Federal Food, Drug, and Cosmetic Act were relaxed to permit the export of unapproved drugs to a foreign country, provided the product complies with the laws of that country and has valid marketing authorization in at least one of a list of designated "Tier 1" countries. Once a product is exported to a qualified foreign country, Dura will be subject to the applicable foreign regulatory requirements governing human clinical trials and marketing approval in that country. The requirements relating to the conduct of clinical trials, product licensing, pricing and reimbursement vary widely from country to country and there can be no assurance that Dura or any of its collaborators will be able to meet and fulfill the statutory requirements in a particular country.

    Health Script is subject to regulation by state regulatory authorities, principally state boards of pharmacy. In addition, Health Script is subject to regulation by other state and Federal agencies with respect to reimbursement for prescription drug benefits provided to individuals covered primarily by publicly funded programs.

MANUFACTURING

    Dura's principal manufacturing facility is located near its headquarters in San Diego, California. The facility initially is intended to be used to formulate, mill, blend and manufacture drugs to be used with Spiros, pending regulatory approval. Equipment purchases and validation are currently scheduled through 1998. Dura's manufacturing facility must be registered with and licensed by various regulatory authorities and must comply with cGMP requirements prescribed by the FDA and the State of California. Dura is currently expanding its facilities to provide additional manufacturing capabilities. Dura will need to significantly scale up its current manufacturing operations from clinical supply scale to commercial scale and comply with cGMPs and other regulations prescribed by various regulatory agencies in the U.S. and other countries to achieve the prescribed quality and required levels of production of such products and to obtain marketing approval. Spiros Corp. II is completely reliant on Dura for all of its manufacturing needs. Any failure or significant delay in the validation of or obtaining a satisfactory regulatory inspection of the new facility or failure to successfully scale up could have a material adverse effect on the ability of Dura and Spiros Corp. II to manufacture products in connection with Spiros.

    Dura has limited experience manufacturing products for commercial purposes and currently does not have the capability to manufacture its pharmaceutical products and therefore is dependent on contract manufacturers for the production of such products for development and commercial purposes. Dura's current dependence upon others for the manufacture of its products may adversely affect the future profit margin, if any, on the sale of those products and Dura's ability to develop and deliver products on a timely and competitive basis.

FACILITIES

    Dura owns and occupies a new 77,000 square foot headquarters facility in San Diego, California, on a parcel of land that it purchased in 1996. In addition, Dura owns two buildings that are situated on another parcel of land near its headquarters. One building, consisting of approximately 31,000 square feet, is currently vacant. The second building, consisting of approximately 49,000 square feet, contains Dura's manufacturing facility that will be used to formulate, mill, blend and fill drugs to be used with Spiros, laboratory and research facilities and warehouse space. Dura also occupies an additional 34,000 square feet of office and laboratory space pursuant to a short-term lease. Dura expects to commence construction of a 125,000 square foot facility beginning in late 1997 adjacent to the new 77,000 square foot facility, to be used initially for research and development purposes.

    Dura also leases approximately 16,660 square feet of space in Denver, Colorado which houses the operations of Health Script's mail service pharmacy. The lease term expires in January 2001 with one five-year renewal option.

HUMAN RESOURCES


    Dura employed 611 employees (of which 600 are full-time) as of September 30, 1997, consisting of 347 people in sales and marketing (of which 315 constitute the field sales force and the managed care group), 60 in administration and finance, 79 in clinical, regulatory and research and development, 34 in operations and 91 at Health Script. None of Dura's employees are represented by a labor union and Dura believes it maintains positive relations with both field and corporate personnel.

                   DURA SELECTED CONSOLIDATED FINANCIAL DATA


    The statement of operations data set forth below for each of the three years in the period ended December 31, 1996, and the balance sheet data at December 31, 1996, are derived from, and are qualified by reference to, Dura audited financial statements incorporated by reference in this Prospectus and should be read in conjunction with those financial statements and notes thereto. The statement of operations data for the fiscal years ended December 31, 1992 and 1993 are derived from audited financial statements of Dura not included or incorporated by reference herein. The management of Dura believes that the unaudited information at September 30, 1997, and for the nine-month periods ended September 30, 1996 and 1997, contains all adjustments, consisting of only normal recurring accruals, necessary for a fair presentation of the financial position at such date and the results of operations for such periods. Operating results for the nine-month period ended September 30, 1997, are not necessarily indicative of results to be expected for the fiscal year ending December 31, 1997 or any other interim period. The information set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Dura," included elsewhere in this Prospectus and Dura's financial statements and related notes incorporated by reference in this Prospectus.



                                                                                                          NINE MONTHS
                                                                                                      ENDED SEPTEMBER 30,
                                                              YEAR ENDED DECEMBER 31,
                                               -----------------------------------------------------  --------------------
                                                 1992       1993       1994       1995       1996       1996       1997
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:(1)
Revenues:
  Sales......................................  $   9,561  $  15,816  $  22,199  $  39,308     79,563  $  45,900  $ 105,437
  Contract...................................     --          2,297     10,481     12,194     24,556     17,407     22,430
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Total revenues...............................      9,561     18,113     32,680     51,502    104,119     63,307    127,867
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating costs and expenses:
  Cost of sales..............................      2,700      3,782      3,894     10,618     21,301     12,553     23,373
  Clinical, development and regulatory.......      1,354      2,819      9,354      8,408     18,540     12,121     18,160
  Selling, general and administrative........     12,523     17,437     17,976     25,955     42,631     26,460     49,485
  Other charges(2)...........................     --          2,315     --         43,773     --         --         --
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Operating income (loss)......................     (7,016)    (8,240)     1,456    (37,252)    21,647     12,173     36,849
Other income-net.............................        247         67        514      1,880      6,220      4,060      8,903
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Income (loss) before income taxes............     (6,769)    (8,173)     1,970    (35,372)    27,867     16,233     45,752
Provision for income taxes...................     --         --             34        406      3,539      1,762     16,357
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss)(2).........................  $  (6,769) $  (8,173) $   1,936  $ (35,778) $  24,328  $  14,471  $  29,395
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net income (loss) per share(2)...............  $   (0.47) $   (0.55) $    0.10  $   (1.53) $    0.60  $    0.37  $    0.62
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                               ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common and common
  equivalent shares..........................     14,506     14,988     19,860     23,440     40,479     38,890     47,392



                                                                                      DECEMBER 31,   SEPTEMBER 30,
                                                                                          1996           1997
                                                                                      -------------  -------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...................................    $ 240,345      $ 454,710
Working capital.....................................................................      219,864        457,276
Total assets........................................................................      504,670        821,105
Long-term obligations (excluding current portion)...................................        6,670        294,535
Shareholders' equity(3).............................................................      443,577        482,297


------------------------

(1) Dura's selected financial data include Health Script subsequent to its acquisition on March 22, 1995, the Rondec product line subsequent to its acquisition on June 30, 1995, the Entex product line subsequent to its acquisition on July 3, 1996, the Ceclor CD and Keftab products subsequent to their acquisition on September 5, 1996, and the Nasarel and Nasalide products subsequent to their acquisition on May 7, 1997.

(2) The 1993 charge of $2.3 million represents the charge for the option to acquire all of the outstanding stock of DDSI. The 1995 charge of $43.8 million represents the $30.8 million charge for acquired in-process technology associated with the DDSI acquisition and the $13.0 million charge for the contribution to Spiros Corp. If these charges were excluded, Dura would have reported a net loss of $5.9 million, or $0.39 per share, for 1993 and net income of $8.0 million, or $0.28 per share, for 1995.

(3) No cash dividends were declared or paid during the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF DURA

    The following comments should be read in conjunction with Dura's Consolidated Financial Statements and Notes incorporated herein by reference. See "Risk Factors" for trends and uncertainties known to Dura that could cause reported financial information not to be necessarily indicative of future results, including discussion of the effects of seasonality on Dura.

RECENT DEVELOPMENTS


    During the second half of 1996 and the first half of 1997, Dura made significant acquisitions of product rights and licenses. In July 1996, Dura acquired the worldwide rights to the Entex products, consisting of four prescription upper respiratory drugs. In September 1996, Dura acquired the U.S. marketing rights to the patented antibiotics Ceclor CD and Keftab. In May 1997, Dura acquired the U.S. rights to the intranasal steroid products Nasarel and Nasalide. The acquisition of these products has had a material impact on Dura's financial position and results of operations.



    In the third quarter of 1997, Dura issued $287.5 million principal amount of its 3 1/2% Notes due July 15, 2002 with interest payable semiannually January 15 and July 15. The Notes are convertible, at the option of the holder, into shares of Dura's Common Stock at any time prior to maturity or redemption at a conversion price of $50.635 per share, subject to adjustment under certain conditions. The Notes are unsecured and subordinated to all existing and future senior indebtedness of Dura. The Notes can be redeemed by Dura from time to time, in whole or in part, at specified redemption prices after July 15, 2000.


RESULTS OF OPERATIONS


    NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER
     30, 1996



    Total revenues for the nine months ended September 30, 1997 were $127.9 million, an increase of $64.6 million as compared to the same period in 1996. Net income for the nine months ended September 30, 1997 was $29.4 million, an increase of $14.9 million, or $0.25 per share, over the same period in 1996. The principal factors causing these increases are discussed below.



    Pharmaceutical sales for the nine months ended September 30, 1997 were $105.4 million, an increase of 130% over the same period in 1996. This increase is due primarily to the acquisition of the Entex products, Ceclor CD, Keftab, Nasarel and Nasalide and the expansion of Dura's sales force.



    Gross profit for the nine months ended September 30, 1997 was $82.1 million, an increase of $48.7 million as compared to the same period in 1996. Gross profit as a percentage of sales for the nine month period ended September 30, 1997 was 78%, as compared to 73% for the same period in 1996. This increase is due primarily to higher average gross margins earned on sales of the Entex products, Ceclor CD, Keftab, Nasarel and Nasalide as compared to the average gross margins earned on Dura's other products.



    Contract revenues for the nine months ended September 30, 1997 were $22.4 million, an increase of $5.0 million, or 29%, as compared to the same period in 1996. Dura, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. Contract revenues from Spiros-related development and feasibility agreements for the nine months ended September 30, 1997 were $21.2 million, including $18.3 million from Spiros Corp., as compared to $14.4 million, including $12.8 million from Spiros Corp., for the same period in 1996. Dura also earns contract revenues under various agreements for the co-promotion of pharmaceutical products. Contract revenues from such agreements were $1.2 million for the nine months ended September 30, 1997 compared to $3.0 million for the same period in 1996.

    Clinical, development and regulatory expenses for the nine months ended September 30, 1997 were $18.2 million, an increase of $6.0 million over the same period in 1996. The increase reflects additional expenses incurred by Dura under feasibility and development agreements covering the use of various compounds with Spiros.



    Selling, general and administrative expenses for the nine months ended September 30, 1997 were $49.5 million, an increase of $23.0 million as compared to the same period in 1996, but decreased as a percentage of total revenues to 39% as compared to 42% for the same period in 1996. The dollar increase is primarily due to increased costs incurred to support Dura's sales and contract revenue growth, including costs associated with expanding Dura's sales force, higher marketing costs relating to the newly-acquired products, and amortization of newly-acquired product rights. The decrease as a percentage of revenues reflects the growth of pharmaceutical sales due to new product acquisitions and the growth of contract revenues.



    Interest income for the nine months ended September 30, 1997 was $11.4 million, an increase of $6.8 million as compared to the same period in 1996. The increase is due primarily to higher balances of cash and short-term investments resulting from public stock offerings completed in May and November 1996 and the Notes offering completed in July 1997, as well as cash generated from operations.



    Interest expense for the nine months ended September 30, 1997 was $2.5 million compared to $602,000 for the same period in 1996. The increase in interest expense is primarily due to interest accrued on the Notes issued by Dura in the third quarter of 1997.



    Dura's effective tax rate was 36% for the nine month period ended September 30, 1997 compared to 11% for the same period in 1996. This increase is primarily due to the utilization of net operating loss carryforwards in 1996. Net operating loss carryforwards available in 1997 relate primarily to tax deductions for previously exercised stock options and, as such, the related benefit from their utilization has been credited directly to shareholders' equity.



    Dura records interim provisions for income taxes based on the estimated effective combined tax rate to be applicable for the fiscal year. This estimate is reevaluated by management each quarter based on forecasts of income before income taxes for the year as well as anticipated modifications to statutory federal and state tax rates. During the three months ended September 30, 1997, Dura reduced its estimate of the combined effective tax rate expected to be applicable for fiscal 1997 from 39% to 36%.


    FISCAL YEAR 1996 ("1996") COMPARED TO FISCAL YEAR 1995 ("1995")

    Total revenues in 1996 increased $52.6 million, up 102%, as compared to 1995. Net income for 1996 was $24.3 million as compared with a net loss of $35.8 million for 1995, a change of $60.1 million or $2.13 per share. The 1995 net loss of $35.8 million was due to charges totalling $43.8 million relating to Dura's Spiros development program, consisting of a $30.8 million noncash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp..

    Pharmaceutical sales in 1996 increased by $40.3 million, or 102%, as compared to 1995 due primarily to sales of products acquired in 1996 as well as higher sales at Health Script, acquired in March 1995.

    Gross profit for 1996 increased by $29.6 million, or 103%, as compared to 1995 due to the increase in pharmaceutical sales. Gross profit as a percentage of sales remained steady at 73%.

    Contract revenues in 1996 increased by $12.4 million, or 101%, as compared to 1995. Dura, under agreements with several companies, conducts feasibility testing and development work on various compounds for use with Spiros. In addition, Dura receives royalties primarily from the co-promotion of pharmaceutical products. Contract revenues from Spiros-related development and feasibility agreements generated $21.2 million in 1996, including $19.1 million from Spiros Corp., compared to $9.5 million, including $8.0 million from DDSI, in 1995. Contract revenues from royalties were $3.4 million in 1996 as compared to $2.6 million for 1995.

    Clinical, development and regulatory expenses for 1996 increased by $10.1 million to $18.5 million as compared to 1995. The increase reflects expenses incurred by Dura under feasibility and development agreements covering the use of various compounds with Spiros.

    Selling, general and administrative expenses in 1996 increased $16.7 million to $42.6 million as compared to 1995, and decreased as a percent of total revenues to 41% in 1996 from 50% in 1995. The dollar increase results primarily from marketing costs related to newly acquired products as well as higher costs at Health Script to support its increased sales. The decrease as a percentage of revenues reflects increased productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions, and the growth of contract revenues.


    Other income-net (primarily interest income) for 1996 increased $4.3 million to $6.2 million as compared to 1995. The increase is due to an increase in interest income of $4.1 million from cash generated from the August 1995 and May and November 1996 public stock offerings as well as cash generated from operations.


    Dura recorded an income tax provision of $3.5 million for 1996 as compared to $406,000 for 1995. The increased provision is due to the increase in income before income taxes in 1996. The 1996 provision reflects the expected combined federal and state tax rate of approximately 40% largely offset by the benefit from the utilization of net operating loss carryforwards.

    FISCAL YEAR 1995 ("1995") COMPARED TO FISCAL YEAR 1994 ("1994")

    Total revenues in 1995 increased $18.8 million, or 58%, over 1994. However, Dura incurred a net loss in 1995 of $35.8 million, or $1.53 per share, due to charges totaling $43.8 million related to Dura's Spiros development program. The charges consisted of a $30.8 million non-cash charge for in-process technology acquired in connection with Dura's acquisition of DDSI and a $13.0 million purchase option charge resulting from the cash contribution to Spiros Corp.. If the charges were excluded, Dura would have reported net income in 1995 of $8.0 million or $0.28 per share.

    Pharmaceutical sales in 1995 increased by $17.1 million, or 77%, over 1994 due primarily to the $15.3 million in sales generated by Health Script, 1995 product acquisitions and internally-developed products that were launched in the second half of 1994. The remaining increase was generated by the pre-existing product line for which sales growth was impacted by the relatively weak cough/cold season experienced across the country in the first quarter of 1995.

    Gross profit for 1995 increased by $10.4 million, or 57%, as compared to 1994. Gross profit as a percentage of sales decreased to 73% in 1995 from 82% in 1994 due primarily to the lower margins generated on sales by Health Script in addition to the impact of contract pricing to managed care organizations.

    Contract revenues in 1995 increased by $1.7 million as compared to 1994. In 1995 and 1994, Dura recorded contract revenues of $1.6 million and $400,000, respectively, relating to an agreement with Drug Royalty Corporation USA Inc. ("DRC") under which Dura received funding through December 1995 to expand its sales force. In addition, Dura conducts development work under contracts with several companies and receives royalties. The development contracts relate to the testing and development of various compounds for use with Spiros and generated revenues in 1995 and 1994 of $9.5 million and $9.9 million, respectively, including $8.0 million and $9.2 million from DDSI. Dura recorded royalties under the co-promotion arrangement with Bausch & Lomb Pharmaceuticals, Inc. ("Bausch & Lomb") of $813,000 in 1995.

    Clinical, development and regulatory expenses in 1995 decreased by $946,000, or 10%, from 1994. Under an agreement with DDSI, Dura managed the development of DDSI products and incurred development expenses on behalf of DDSI in 1995 and 1994 of $6.4 million and $8.3 million, respectively, for which it received contract revenues. The decrease in DDSI development expenses resulted primarily from the shift from use of outside contractors to Dura employed personnel and resources. This decrease was partially offset by increased expenses associated with work being performed under development contracts, for which Dura recorded contract revenues of $1.0 million in 1995, and by costs associated with the internal development of respiratory pharmaceutical products.

    Selling, general and administrative expenses in 1995 increased by $8.0 million over 1994 and decreased as a percentage of revenues from 55% in 1994 to 50% in 1995. The dollar increase results primarily from the operating costs of Health Script, acquired in March 1995, and increased sales and contracting levels. The decrease as a percentage of revenues reflects an increase in the productivity of the sales force, the growth of pharmaceutical sales due to product acquisitions and the growth of contract revenues.


    Other income-net (primarily interest income) in 1995 increased by $1.4 million as compared to 1994. The increase resulted primarily from interest income on cash balances generated by the November 1994 and August 1995 stock offerings which was partially offset by interest expense resulting from obligations incurred in connection with 1995 acquisitions.


    Dura recorded income tax provisions of $406,000 and $34,000 in 1995 and 1994, respectively. The provisions reflect the expected combined federal and state tax rate of 40% offset by the benefit from utilization of net operating loss carryforwards, which are generally limited to 90% of taxable income.

LIQUIDITY AND CAPITAL RESOURCES


    Cash, cash equivalents and short-term investments increased by $214.4 million to $454.7 million at September 30, 1997 from $240.3 million at December 31, 1996. The increase resulted primarily from the net proceeds of the offering of the Notes as well as from cash generated from operations, partially offset by the acquisition of the intranasal steroid products Nasarel and Nasalide for $70 million in May 1997 and capital expenditures of $18.8 million. Working capital increased by $237.4 million to $457.3 million at September 30, 1997 from $219.9 million at December 31, 1996.



    At September 30, 1997, Dura had an aggregate of $297.7 million in long-term obligations, of which $2.9 million is to be paid during the next 12 months. As of September 30, 1997, additional future contingent obligations totaling $97.9 million relating to product acquisitions are due through 2004.



    In April 1997, Dura entered into a loan agreement which provides for the borrowing of up to $50 million on an unsecured basis through May 1, 1999. As of September 30, 1997, no borrowings were outstanding under this loan.



    Dura provides development and management services to Spiros Corp. pursuant to various agreements for the development of Spiros for use with certain respiratory drugs. Dura records contract revenues from Spiros Corp. equal to amounts due for such services, less a pro rata amount allocated to warrant subscriptions receivable. On October 10, 1997, Dura announced its intention to exercise, prior to the completion of this Offering and subject to providing formal notice of exercise, its option to acquire all of the callable common stock of Spiros Corp. for an aggregate purchase price estimated to be $45.7 million, payable in cash, shares of Dura Common Stock, or any combination thereof.



    Dura anticipates that its existing capital resources, together with cash expected to be generated from operations and available bank borrowings, should be sufficient to finance the transactions discussed above and its operations through at least the next 12 months. Significant additional resources, however, may be required in connection with product or company acquisitions or in-licensing opportunities. At present, Dura is actively pursuing the acquisition of rights to several products and/or companies which may require the use of substantial capital resources; however, there are no present agreements or commitments with respect to such acquisitions.



    Assuming the completion of the Offering and the Spiros Corp. Purchase, Dura expects to incur charges to earnings for the amount of the Contribution and for purchased in-process technology, in an amount approximating the Spiros Corp. Purchase price, that will be recorded in the periods in which these transactions are consummated. Dura will also record warrant subscriptions receivable and a corresponding increase to additional paid-in capital reflecting the estimated fair value of the Warrants issued pursuant to the Offering. Thereafter, cash received from Spiros Corp. II pursuant to the Development Agreement will be pro-rated between contract revenue and the warrant subscriptions receivable.


SPIROS CORP. II

    Spiros Corp. II was formed in September 1997 and has not yet commenced operations. Assuming completion of the Offering, Spiros Corp. II expects to receive approximately $75 million from the Contribution and approximately
$         million in net proceeds from the Offering ($      million if the
Underwriters' over-allotment option is exercised in full). Spiros Corp. II anticipates that it will use the Contribution and substantially all of such net proceeds to undertake research, clinical development, product development and commercialization of the Spiros Products. See "Use of Proceeds."

                          DESCRIPTION OF THE WARRANTS

    Each Unit includes a Warrant to purchase one-fourth of one share of Dura Common Stock. The Warrants will be issued pursuant to a Warrant Agreement (the "Warrant Agreement") to be entered into between Dura and ChaseMellon Shareholder Services, as warrant agent (the "Warrant Agent") on the closing date of the Offering. Except as described below, the Warrants will be exercisable from the Separation Date until December 31, 2002 (the "Warrant Expiration Date"), at an
exercise price equal to $   per share of Dura Common Stock (the "Exercise
Price"), subject to certain adjustments, as described below. Warrants not exercised on or prior to the Warrant Expiration Date will become void and all rights in respect thereof will cease as of such time. The Warrants will trade only with shares of Spiros Corp. II Common Stock as Units until the Separation Date. On and after the Separation Date the Warrants will trade separately from the Spiros Corp. II Common Stock.

    In the event of (i) certain reorganizations of Dura or reclassifications of Dura Common Stock, (ii) certain mergers, consolidations or other business combinations of Dura with any person, other than a merger or consolidation with a subsidiary of Dura in which Dura is the surviving entity, (iii) a sale, lease, transfer or conveyance by Dura of all or substantially all of its property or assets or (iv) the announcement or commencement of a tender or exchange offer for securities of Dura pursuant to which the acquiror would beneficially own securities of Dura representing 50% or more of the aggregate voting power of Dura (each an "Acceleration Event"), the Separation Date will be accelerated to the date of such event and the Warrants will become immediately exercisable.

    The Warrant Agreement provides that the Exercise Price and the number of shares of Dura Common Stock issuable upon exercise of each Warrant will be adjusted in the event of any stock split, stock combination, rights offering, stock dividend or certain other special dividends with respect to Dura Common Stock. The Warrant Agreement further provides that in case of any capital reorganization of Dura, any reclassification of Dura Common Stock, any consolidation or merger or any other business combination of Dura with or into another corporation or any sale, lease or transfer to any person of all or substantially all of the assets of Dura, the holder of each outstanding Warrant will have the right, upon subsequent exercise of the Warrant, to receive the kind and amount of shares of stock, other securities or property receivable upon the capital reorganization, reclassification, consolidation, merger, sale, lease or transfer that would have been received by such holder upon the exercise of the Warrant had such Warrant been exercised immediately prior to that event, and the Exercise Price will be appropriately adjusted.

    Fractional shares of Dura Common Stock will not be issued upon exercise of the Warrants. In lieu thereof, a cash adjustment based on the last sale price of the Dura Common Stock as reported on the Nasdaq National Market (or as reported on a national securities exchange, if applicable) on the date of the exercise will be made. The Warrants do not confer upon the holder thereof any voting, preemptive or other rights as a stockholder of Dura.

    Warrants may be exercised following the Separation Date and through the Warrant Expiration Date by the surrender to the Warrant Agent of a duly executed certificate evidencing the Warrants accompanied by payment in full by a certified or official bank check, payable to the order of Dura, for the Exercise Price multiplied by the number of shares of Dura Common Stock to be acquired pursuant to such exercise.

    Certificates evidencing the Warrants will be a legend substantially as follows:

    "Until December 31, 1999 or such earlier date as the Purchase Option is exercised or expires unexercised (the "Separation Date"), the Warrants represented by this Certificate may be traded, exchanged or otherwise transferred only together with the Common Stock of Spiros Corp. II issued herewith. The holder hereof may, but need not, submit this Certificate for the removal of this legend after the Separation Date."

                               DURA CAPITAL STOCK

    The authorized capital stock of Dura consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock").

COMMON STOCK


    At September 30, 1997, there were 43,890,806 shares of Dura Common Stock outstanding and held of record by approximately 360 stockholders. The holders of Dura Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to the prior or equal rights of holders of all classes of stock at the time outstanding having prior or equal rights as to dividends, the holders of Dura Common Stock are entitled to receive, when and as declared by the Board of Directors of Dura, out of any assets of Dura legally available therefor, such dividends as may be declared from time to time by the Board of Directors of Dura. See "Price Range of Dura Common Stock and Dividend Policies." In the event of liquidation, dissolution or winding up of Dura, holders of Dura Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock of Dura. Holders of Dura Common Stock have no preemptive rights and no right to convert their Dura Common Stock into any other securities. All outstanding shares of Dura Common Stock are fully paid and nonassessable.


PREFERRED STOCK

    The Board of Directors of Dura has the authority to issue Preferred Stock in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rates, conversion rights, voting rights, terms of redemption, terms of sinking funds, liquidation preferences and the number of shares constituting any series of the designation of such series, without any further vote or action by the stockholders, which could decrease the amount of earnings and assets available for distribution to holders of Dura Common Stock or adversely affect the rights and powers, including voting rights, of the holders of Dura Common Stock. The issuance of Preferred Stock by Dura may have the effect of delaying, deferring or preventing a change in control of Dura without further action by the stockholders, may discourage bids for Dura Common Stock at a premium over the market price of Dura Common Stock and may adversely affect the market price of and the voting and other rights of the holders of Dura Common Stock. At present, Dura has no plans to issue any Preferred Stock.

WARRANTS TO PURCHASE COMMON STOCK


    At September 30, 1997, there were outstanding warrants (other than the Series W Warrants and the Series S Warrants, described below) to purchase an aggregate of 3,000 shares of Dura Common Stock at $.25 per share; 1,014 shares at $2.44 per share; 600,000 shares at $4.38 per share; and 200,000 shares at $6.48 per share. Such warrants expire on April 2, 1999, September 27, 1998, April 17, 2001, and September 21, 1999, respectively. Each such warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganization, reclassifications or consolidations. The holders of certain of the warrants are entitled to certain registration rights with respect to Dura Common Stock issued or issuable upon exercise thereof. Dura has registered the resale of 204,014 shares of Dura Common Stock issuable upon exercise of the warrants on a "shelf registration statement" on Form S-3 filed with the Commission. See "--Registration Rights."



    Also outstanding at September 30, 1997 were Series W Warrants to purchase an aggregate of 812,000 shares of Dura Common Stock at $2.38 per share and Series S Warrants to purchase an aggregate of 2,240,000 shares of Dura Common Stock at an exercise price of $19.47 per share, subject to adjustment as defined in the warrants (collectively, the Series W Warrants and the Series S Warrants are referred to herein as the "Dura Warrants"). The Series W Warrants are currently exercisable through September 27, 2000. The Series S Warrants will be exercisable after December 29, 1997 or sooner under certain circumstances (the "Series S Exercise Date"), through December 29, 2000. The Dura Warrants contain provisions for the adjustment of the exercise price and the aggregate number of shares of Dura Common

Stock issuable upon exercise of the Warrants under certain circumstances, including stock splits, stock combinations, rights offerings, stock dividends or certain special dividends with respect to the Dura Common Stock. In addition, the exercise price and the number of shares issuable upon exercise of the Series W Warrants and the Series S Warrants will be appropriately adjusted, with respect to the Series W Warrants, in the event of the issuance of Dura Common Stock at a per share price less than the exercise price of the Series W Warrants, and, with respect to the Series S Warrants, in the event of the issuance of Dura Common Stock below "fair market value" (as defined in the Series S Warrants). Dura has registered the resale of shares of Dura Common Stock issuable upon exercise of the Series W Warrants on a "shelf registration statement" on Form S-3 filed with the Commission. Dura is obligated to register the shares of Dura Common Stock issuable upon exercise of the Series S Warrants, and in certain circumstances, the Series W Warrants, upon demand or with the registration of its other securities. See "--Registration Rights."

NOTES CONVERTIBLE INTO COMMON STOCK


    In the third quarter of 1997, Dura issued $287.5 million of principal amount of its 3 1/2% Notes due 2002. The Notes are convertible, at the option of the holder, into shares of Dura's Common Stock at any time prior to maturity or redemption at a conversion price of $50.635 per share, subject to adjustment under certain conditions. Interest is payable semi-annually, commencing on January 15, 1998. The Notes can be redeemed by Dura from time to time, in whole or in part, at specified redemption prices after July 15, 2000.


REGISTRATION RIGHTS

    Pursuant to an Investors' Rights Agreement dated as of September 27, 1993 (the "1993 Registration Rights Agreement"), Dura has registered on a shelf registration statement on Form S-3 the resale of the 812,000 shares of Dura Common Stock (the "Series W Shares") issuable upon exercise of all of the currently outstanding Series W Warrants. Dura is further obligated to file a registration statement with respect to the resale of the Series W Warrants and the Series W Shares within 30 days after a registration statement on Form S-3 becomes available for use by Dura with respect to the registration of the resale of the Series W Warrants. Moreover, if, prior to the earlier of (i) September 27, 1996 (or, in the case of any holder who cannot resell his Series W Warrants under Rule 144(k), September 27, 1998) or (ii) the effective date of a registration statement on Form S-3 with respect to the resale of the Series W Warrants, Dura registers any of its securities, the holders of the Series W Warrants will have the right to include their Series W Warrants in such registration.

    Pursuant to the Registration Rights Agreement dated as of April 17, 1994, the holder of 914,024 outstanding shares of Dura Common Stock (and 600,000 shares of Dura Common Stock issuable upon exercise of an outstanding warrant) is entitled to notice of registration of any of the Dura's securities under the Securities Act and is entitled to include its registrable securities in such registration. In addition, such holder is entitled to request registration of at least 51% of its registrable securities on Form S-3 (or other successor form) under the Securities Act. All registration expenses in connection with Dura registrations will be borne by Dura, and all registration expenses in connection with the holder's requested registration on Form S-3 will be borne by the holder, up to a maximum of $100,000. All selling expenses will be borne by the holder. Dura is required to indemnify the holder and the underwriters for such holder, if any, under certain circumstances. Registration rights may be transferred only to a transferee of registrable securities who, after such transfer, holds 200,000 shares of Dura registrable securities. The registration rights granted under this agreement terminate on April 17, 1999 (or, with respect to registration on Form S-3, if earlier, the date on which the holder is able to sell all registrable securities under Rule 144(k)).

    Pursuant to an Investors' Rights Agreement dated as of December 29, 1995 (the "1995 Registration Rights Agreement"), Dura is obligated to use its best efforts to file a registration statement on Form S-3 with respect to the resale of the shares of Dura Common Stock issuable upon exercise of the Series S Warrants (the "Series S Shares") on or before December 29, 1997. In addition, if at any time after

December 29, 1997, Dura registers its securities, the holders of the Series S Warrants will have the right to include the resale of the Series S Shares in such registration.

    Pursuant to the 1993 Registration Rights Agreement and the 1995 Registration Rights Agreement, Dura is required to bear all the registration expenses. Dura is required to indemnify the holders and the underwriters for such holders, if any, under certain circumstances. Dura's respective obligations to register the Series W Warrants and the Series S Shares will each terminate in certain circumstances.

POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER PROVISIONS

    CERTIFICATE OF INCORPORATION AND BYLAWS

    Dura's Certificate of Incorporation authorizes its Board of Directors ("Board") to establish one or more series of undesignated Preferred Stock, the terms of which can be determined by the Board at the time of issuance. See "--Preferred Stock." The Certificate of Incorporation also provides that all stockholder actions must be effected at a duly called meeting of stockholders and not by a consent in writing. Dura's Bylaws provide that Dura's Board will be classified into two classes of directors serving staggered two-year terms, with one class of directors to be elected at each annual meeting of stockholders. In addition, Dura's Bylaws do not permit stockholders to call a special meeting of stockholders; only Dura's Chief Executive Officer or the Chairman of the Board, or the President or Secretary at the written request of a majority of the Board, are permitted to call a special meeting of stockholders. The Bylaws also require that stockholders give advance notice to Dura's secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting and require a majority vote of members of Dura's Board or stockholders to amend Bylaw provisions. These provisions of the Dura Certificate of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. Such provisions may also have the effect of preventing changes in Dura's management.

    DELAWARE TAKEOVER STATUTE

    Dura is subject to Section 203 of the Delaware General Corporation Law ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder (defined as any person or entity that is the beneficial owner of at least 15% of a corporation's voting stock) for a period of three years following the time that such stockholder became an interested stockholder, unless: (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder's becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder's becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines business combination to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder and 10% or more of the assets of the corporation;
(iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or
(v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

                         SPIROS CORP. II CAPITAL STOCK

    The authorized capital stock of Spiros Corp. II will consist of 6,500,000 shares of Common Stock, par value $0.001 per share, and 1,000 Special Shares, par value $1.00 per share. It is not expected that Spiros Corp. II will pay any dividends for the foreseeable future.

COMMON STOCK

    GENERAL. Upon completion of the Offering all of the outstanding shares of Spiros Corp. II Common Stock will be duly authorized, fully paid and validly issued. See "The Agreement and the Purchase Options--Stock Purchase Option." Holder of Spiros Corp. II Common Stock are entitled to receive such dividends as may be recommended by the Board of Directors and approved by the holders of a majority of the Special Shares. It is expected that Spiros Corp. II will not pay dividends on the Spiros Corp. II Common Stock. In a solvent winding-up or liquidation of Spiros Corp. II, the assets available for distribution among the holders of shares of Spiros Corp. II Common Stock shall be distributed pro rata. Shares of Spiros Corp. II Common Stock have no conversion or redemption rights. Prior to the Offering, no shares of Spiros Corp. II Common Stock were outstanding.

    VOTING RIGHTS. The Amended and Restated Certificate of Incorporation of Spiros Corp. II provides that the holders of Spiros Corp. II Common Stock are entitled to one vote per share, either in person or by proxy, at stockholder meetings. Two or more stockholders present in person or by proxy holding not less than one third of the issued and outstanding Spiros Corp. II Common Stock constitute a quorum at such meetings. A majority of votes cast is required for most items of business placed before a general meeting of stockholders. The consent of the holder of Special Shares is required for certain actions. See "Risk Factors--Business Risks Related to Spiros Corp. II--Limitation on Certain Spiros Corp. II Activities" and "--Special Shares." Stockholders do not have cumulative voting rights for the election of directors, which means that the holders of a majority of the shares elect all of the directors, except for those directors elected by the Special Shares.

    SPECIAL SHARES. There are currently issued 1,000 Special Shares, all of which are held by Dura. Following the issuance of the Spiros Corp. II Common Stock, the Special Shares do not confer on the holders thereof the right to vote at any meeting of Spiros Corp. II stockholders except as referred to in the next paragraph and except that holders of a majority of Special Shares are entitled to elect two directors. Nor do these shares have the right to any profits of Spiros Corp. II. In the event of the winding up of Spiros Corp. II, the Spiros Corp. II Common Stock shall have a priority over the Special Shares with respect to return of capital, and the Special Shares shall not otherwise be entitled to participate in any way in the profits or assets of Spiros Corp. II. Spiros Corp. II does not presently intend to issue any additional Special Shares.

    Until the expiration of the Purchase Option, no resolution or act of Spiros Corp. II to authorize or permit any of the following will be effective without the prior written approval of the holders of a majority of the outstanding Special Shares: (i) the allotment or issue of shares or other securities of Spiros Corp. II or the creation of any right to such an allotment or issue; (ii) the reduction of Spiros Corp. II's authorized share capital; (iii) outstanding borrowings by Spiros Corp. II over an aggregate of $1 million; (iv) the sale or other disposition of or the creation of any lien or liens on the whole or a material part of Spiros Corp. II's business or assets; (v) the declaration or payment of dividends or the making of any other distributions to stockholders;
(vi) any merger, liquidation or sale of all or substantially all of its assets of Spiros Corp. II; and (vii) any alteration of the Purchase Option. See "The Agreements and the Purchase Options--Stock Purchase Option."

    Thus Dura, as the holder of a majority of the outstanding Special Shares, could preclude the holders of a majority of the majority of the shares of Spiros Corp. II Common Stock and the Board of Directors of Spiros Corp. II from taking any of the foregoing actions during such period. In addition, any resolution to wind up the affairs of or liquidate Spiros Corp. II will confer upon the holders of the Special Shares a right to vote and such Special Shares will carry a number of votes equal to the total number of votes carried by the Spiros Corp. II Common Stock at the time outstanding.

                    THE AGREEMENTS AND THE PURCHASE OPTIONS

    The following is a summary of certain provisions of the Stock Purchase Option, the Technology Agreement, the Albuterol and Product Option Agreement, the Development Agreement, the Manufacturing and Marketing Agreement and the Services Agreement. The summary is qualified in its entirety by reference to the full text of such agreements, copies of which may be obtained upon request to Dura.

STOCK PURCHASE OPTION

    Dura, as the holder of all of the issued and outstanding Special Shares will have the right, as set forth in Spiros Corp. II's Amended and Restated Certificate of Incorporation, to purchase all, but not less than all, of the Spiros Corp. II Common Stock outstanding at the time such right is exercised. The Purchase Option will be exercisable upon the Exercise Notice given at any time beginning on the closing date of the Offering and ending on the earlier of
(i) December 31, 2002 or (ii) the 90th day after the date Spiros Corp. II provides Dura (as such holder) with the Financial Notice, although following the receipt of the Financial Notice Dura may, at its election, extend such period by providing additional funding for the continued development of Spiros Products (but in no event beyond December 31, 2002). If the Purchase Option is exercised, the Purchase Option Exercise Price, calculated on a per share basis, will be as follows:

IF THE SPIROS CORP. II COMMON STOCK IS ACQUIRED                                PURCHASE OPTION
PURSUANT TO THE PURCHASE OPTION:                                               EXERCISE PRICE
-----------------------------------------------------------------------------  ---------------
Before January 1, 2000.......................................................    $

On or after January 1, 2000 and on or before March 31, 2000..................
On or after April 1, 2000 and on or before June 30, 2000.....................
On or after July 1, 2000 and on or before September 30, 2000.................
On or after October 1, 2000 and on or before December 31, 2000...............

On or after January 1, 2001 and on or before March 31, 2001..................
On or after April 1, 2001 and on or before June 30, 2001.....................
On or after July 1, 2001 and on or before September 30, 2001.................
On or after October 1, 2001 and on or before December 31, 2001...............

On or after January 1, 2002 and on or before March 31, 2002..................
On or after April 1, 2002 and on or before June 30, 2002.....................
On or after July 1, 2002 and on or before September 30, 2002.................
On or after October 1, 2002 and on or before December 31, 2002...............

    The Purchase Option Exercise Price may be paid in cash or shares of Dura Common Stock, or any combination of the foregoing, at Dura's sole discretion. Any such shares of Dura Common Stock will be valued based upon the average of the closing price for Dura Common Stock on the Nasdaq National Market for ten trading days immediately preceding the date of the Exercise Notice. In the event the Purchase Option were transferred, the payment by the subsequent holder of the majority of the Special Shares could be made in cash or, if such holder or its parent is a company whose common equity securities are listed on a national securities exchange or admitted to unlisted trading privileges or listed on the Nasdaq National Market, in the sole discretion of such holder, in shares of such listed common equity security.


    Dura owns all of the issued and outstanding Special Shares, which grants Dura the Purchase Option and confers certain voting and other rights, including the right to elect two of the five directors of Spiros Corp. II. Under its Amended and Restated Certificate of Incorporation, Spiros Corp. II will be prohibited, until the expiration of the Purchase Option, from taking or permitting certain actions inconsistent with Dura's rights under the Purchase Option. For example, until the expiration of the Purchase Option, Spiros Corp. II will not be able to, among other things, without the consent of Dura, pay any dividends, issue additional shares of capital stock, have outstanding borrowings in excess of an aggregate of $1 million, or merge, liquidate or sell all or substantially all of its assets or alter the Purchase Option. At present, Dura has no intention of transferring such Special Shares. See "Spiros Corp. II Capital Stock."

TECHNOLOGY LICENSE AGREEMENT

    Dura, Spiros Corp. and Spiros Corp. II will enter into the Technology Agreement, under which Dura and Spiros Corp. will grant Spiros Corp. II an exclusive, worldwide, perpetual, royalty-bearing license to use the Core Technology in research, development and commercialization (except with respect to beclomethasone in Asia) of the Spiros Products, including rights to patents, patent applications and other intellectual property rights.

    In consideration for these license rights granted to Spiros Corp. II by Dura and Spiros Corp., Spiros Corp. II will pay Dura and Spiros Corp. a technology access fee equal to 5% of the Net Sales of each Spiros Product. Spiros Corp. II's obligation will terminate, on a country-by-country basis, (a) within 10 years from the first sale of such Spiros Product in those countries where no patents covering such product are issued and (b) in those countries where patents covering the Spiros Products are issued, upon the expiration of the last-to-expire patent covering such Spiros Product in such country.

    In addition, Spiros Corp. II will grant Dura (a) a worldwide, exclusive, royalty-free license to use the Core Technology and the Program Technology to develop the Spiros Products pursuant to the terms of the Development Agreement;
(b) a worldwide, exclusive, royalty-bearing license to use the Program Technology to sell Spiros Products worldwide pursuant to the terms of the Manufacturing and Marketing Agreement; (c) upon Dura's exercise of the Albuterol Option, a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology to develop, manufacture and commercialize the Albuterol Product; (d) upon Dura's exercise of the Product Option, a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology to develop, manufacture and commercialize sell the Spiros Product for which the Product Option is exercised; and (e) a worldwide, exclusive, royalty-free, irrevocable, perpetual license to the Program Technology, including technology relating to enhancements to the existing Spiros technology or any next generation inhaler system, to develop, manufacture and commercialize products other than the Spiros Products, including products that compete with the Spiros Products.

    Under the Technology Agreement, Dura must use commercially reasonable efforts to secure the rights of third parties in technology that is necessary or useful to the development of the Spiros Products. Spiros Corp. II will have no obligation to accept any grant of such rights or to assume any obligation without its prior written consent. If Spiros Corp. II desires to obtain any such rights, Dura and Spiros Corp. II agree to negotiate in good faith regarding the allocation of any royalty, license fee or other payments payable to the third party and the assumption of any obligations applicable to such license.

    Until the expiration of the Purchase Option, Dura will direct and cause, at Spiros Corp. II's expense, appropriate patent applications to be prepared, prosecuted and maintained with respect to patents licensed to Spiros Corp. II and with respect to any technology developed or acquired on behalf of Spiros Corp. II by Dura. Upon the termination unexercised of the Purchase Option, all patents and patent applications developed or acquired on behalf of Spiros Corp. II will be assigned to Spiros Corp. II.


    Pursuant to the terms of the Technology Agreement, if Spiros Corp. II or Dura receives notice of alleged infringement of any patent, it shall notify the other party of such infringement and all amounts recovered in any action to enforce patent rights shall be retained by the parties in proportion to the respective portion of expenses borne by the parties in enforcing such action.



    Spiros Corp. II has agreed to indemnify Dura against certain third party claims, including patent infringement claims, relating to the Spiros Corp. II's use of the Program Technology or breach of the Technology Agreement, Development Agreement or Manufacturing and Marketing Agreement. Dura has agreed to indemnify Spiros Corp. II against certain third party claims, including patent infringement claims, relating to Dura's use of the Program Technology, performance of the Development or breach of the Technology Agreement, Development Agreement or Manufacturing and Marketing Agreement.


    Prior to the expiration of the Purchase Option, Spiros Corp. II cannot without Dura's prior written consent (a) license, sublicense, encumber or otherwise transfer any rights in the Program Technology;

(b) make, use or sell any of the Program Technology; or (c) authorize, cause or assist in any way any other person to do any of the foregoing. Following the expiration or termination of the Purchase Option, the foregoing limitations will cease to be applicable and Spiros Corp. II will have the right to license, sublicense, encumber or otherwise transfer the Program Technology for use with any Spiros Products that have not been acquired by Dura through the exercise of either the Albuterol Option or the Product Option. Dura may assign its rights and delegate its obligations under the Technology Agreement only to an affiliate of Dura, certain successors of Dura or certain persons that acquired substantially all of the assets of Dura.

    The Technology Agreement will remain in full force and effect indefinitely, unless terminated by (a) mutual agreement of the parties or (b) Dura's exercise of the Purchase Option.

    Either Dura or Spiros Corp. II may terminate the Technology Agreement prior to its expiration if the other party (a) breaches any material obligation under the Technology Agreement or the Development Agreement, which breach continues for a period of 60 days after written notice thereof, (b) enters into any voluntary proceeding in bankruptcy, reorganization or an arrangement for the benefit of its creditors, or its Board of Directors or stockholders authorize such action or (c) fails to dismiss any such proceeding within 60 days after the same is involuntarily commenced. If Spiros Corp. II terminates the Technology Agreement, Spiros Corp. II's license to use the Program Technology will continue (except with respect to any Spiros Products that have been previously acquired by Dura through exercise of the Albuterol Option or the Product Option), and Spiros Corp. II will be free to enter into arrangements with third parties to research, develop and commercialize the Spiros Products. If Dura terminates the Technology Agreement, (a) Spiros Corp. II's license to use the Core Technology under the Technology Agreement will terminate, (b) all of Spiros Corp. II's rights to the Program Technology will revert to Dura, and (c) all rights to develop, use and sell the Spiros Products will revert to Dura. Dura and Spiros Corp. II will use reasonable efforts for a period of 120 days after the Technology Agreement is terminated by Dura to reach agreement on royalties and other compensation to be paid by Dura to Spiros Corp. II solely with respect to the Spiros Products and the Program Technology and, in the absence of such agreement, the matter will be submitted to binding arbitration. There can be no assurance that, upon termination of the Technology Agreement by Spiros Corp. II, that it will be able to make alternative arrangements for the research, development and commercialization of some or all of the Spiros Products.

ALBUTEROL AND PRODUCT OPTION AGREEMENT

    Dura and Spiros Corp. II will enter into the Albuterol and Product Option Agreement pursuant to which Dura will obtain (a) the Albuterol Program Assets and (b) the Spiros Product Program Assets.

    The Albuterol Program Assets include (a) the Albuterol Product, (b) albuterol as formulated for use in the Albuterol Product, (c) a perpetual, sublicensable, non-exclusive, royalty-free license to the technology owned by Dura or developed or acquired by Dura during the term of the Development Agreement applicable to the Albuterol Product for use solely with the Albuterol Product, and (d) all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approval to commence commercial sale or use of the Albuterol Product. The Albuterol Option is exercisable commencing on the date of the closing of the Offering and ending on the earlier of (i) 360 days after receipt of FDA approval to market the Albuterol Product or (ii) the date Dura ceases to manufacture or market the Albuterol Product in accordance with the terms of the Manufacturing and Marketing Agreement.

    Upon exercise of the Albuterol Option, Dura will make a single payment to Spiros Corp. II in cash equal to (a) the aggregate Purchase Option Exercise Price, assuming acquisition of all shares of Spiros Corp. II Common Stock issued pursuant to the Offering four years following closing of the Offering, multiplied by (b) a fraction, the numerator of which will equal the development and commercialization costs and expenses incurred by Spiros Corp. II in connection with the development and commercialization of the Albuterol Product and the denominator of which will equal the Available Funds (excluding the proceeds, if any, from the exercise of the Albuterol Option or the Product Option) set forth in the proposed budget contained herein. See "Use of Proceeds."

    The Spiros Product Program Assets include (a) the Option Product, (b) the compound to be delivered by the Option Product, as formulated for use specifically in the Option Product, (c) a perpetual, sublicensable, non-exclusive, royalty-free license to the technology owned by Dura or developed or acquired by Dura during the term of the Development Agreement applicable to the Option Product for use solely with the Option Product, and (d) all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approval to commence commercial sale or use of the Option Product. The Product Option is exercisable with respect to each Spiros Product commencing on the date of the closing of the Offering and ending 90 days after receipt of FDA approval to market such Spiros Product; provided, however, that the Product Option may only be exercised with respect to a single Spiros Product.


    Upon exercise of the Product Option, Dura will make a single payment to Spiros Corp. II in cash equal to 110% of (a) the aggregate Purchase Option Exercise Price, assuming acquisition of all shares of Spiros Corp. II Common Stock issued pursuant to the Offering four years following closing of the Offering, multiplied by (b) a fraction, the numerator of which will equal the development and commercialization costs and expenses incurred by Spiros Corp. II in connection with the development of the Option Product and the denominator of which will equal the Available Funds (excluding the proceeds, if any, from the exercise of the Albuterol Option or the Product Option) set forth in the proposed budget contained herein. See "Use of Proceeds."


    Any payments received by Spiros Corp. II with respect to the exercise of the Albuterol Option and the Product Option will become part of the Available Funds.

    The Albuterol and Product Option Agreement will automatically terminate in the event that Spiros Corp. II terminates the Technology Agreement, the Development Agreement or the Manufacturing and Marketing Agreement, consistent with the terms of those agreements. Additionally, the Albuterol and Product Option Agreement will terminate on the date the Purchase Option terminates, whether by exercise or otherwise.

DEVELOPMENT AGREEMENT

    Dura and Spiros Corp. II will enter into the Development Agreement under which Dura will agree to use commercially reasonable efforts to develop the Program Technology for the purpose of the Development and to make the Other Expenditures. Dura will furnish all labor, supervision, services, supplies, and materials necessary to perform the Development.

    Dura also agrees to use commercially reasonable efforts to obtain the rights to, and to sublicense to Spiros Corp. II, any patent or technology license held by a third party that Dura reasonably determines to be necessary or useful to enable Dura to conduct the Development. Dura will act as Spiros Corp. II's exclusive agent for the filing and prosecuting of all regulatory applications and permits required to obtain FDA approval in Dura's name and any other necessary regulatory approvals for the Spiros Products. In the event that the Purchase Option expires unexercised, Dura will use its reasonable efforts to cause all applications and documents filed with the FDA or a foreign regulatory authority to obtain regulatory approvals for the Spiros Products, with respect to which Dura has not acquired exclusive rights, to be assigned to Spiros Corp. II.

    Dura will conduct the Development in accordance with an annual workplan and budget. At the closing, Dura will provide Spiros Corp. II with a workplan and budget covering the period from the closing date through December 31, 1998. Thereafter, Dura and Spiros Corp. II will prepare annual workplans and budgets. The annual workplans and budgets are subject to approval and acceptance by Spiros Corp. II's Board of Directors. Dura must report any significant deviations from an annual workplan and budget in a timely manner. Further, reimbursement for expenditures from Spiros Corp. II may not exceed in any calendar year 120% of the amount allocated in the applicable annual workplan and budget, unless otherwise approved by Spiros Corp. II.

    During the term of the Development Agreement, each of Dura and Spiros Corp. II will provide the other with quarterly reports with respect to all payments due and all credits taken for such quarter, including, in the case of Dura, a statement of the Development Costs incurred during such quarter and a summary of work performed for Spiros Corp. II. Additionally, each of Spiros Corp. II and Dura is required to maintain and make available for inspection by an independent public accountant selected by the requesting party, once in each calendar year and upon reasonable notice and during regular business hours, such records of the other party as may be necessary to verify the accuracy of reports and payments made in respect of the Development Agreement.


    Payments to Dura under the Development Agreement for Dura's work in performing the Development will be made for the full amount of all of Dura's research and development expenses, general and administrative expenses, capital equipment costs and all other costs and expenses (the "Development Costs") incurred by Dura in performing the activities described above, up the maximum amount of the funds available to Spiros Corp. II, which include substantially all of the Available Funds. Development Costs will include development expenses (including salaries, benefits, supplies, and facilities and overhead allocations) that are billed at a rate of fully burdened cost plus 25%; provided, however, that services provided by third parties will be billed at a rate of cost plus 15%. This pricing structure is considered by Dura to be consistent with contractual relationships it has had with other third parties. Development Costs also include costs, estimated to be approximately $4 million, for the Development conducted by Dura from October 10, 1997 through the date of the closing of the Offering.



    If Spiros Corp. II or Dura determines that the development of a particular Spiros Product should be discontinued because continued development is not feasible or is uneconomic, or that the development should be expanded to include one or more Designated Compounds, then Spiros Corp. II and Dura will use reasonable efforts to agree on the nature of the Development and the identity of any other compound on which unexpended Available Funds will be spent.



    Under the Development Agreement, the manufacture and sale of Spiros Products for the sole purpose of conducting clinical trials necessary to obtain FDA approval or any other required regulatory approval will be charged to Spiros Corp. II as Development Costs. Dura will remit to Spiros Corp. II any revenue received by it from the sale of such Spiros Products prior to receipt of FDA approval to market.


    Either Dura or Spiros Corp. II may terminate the Development Agreement prior to its expiration if the other party (a) breaches any material obligation under the Technology Agreement or the Development Agreement, which breach continues for a period of 60 days after written notice thereof, (b) enters into any voluntary proceeding in bankruptcy, reorganization or an arrangement for the benefit of its creditors, or its Board of Directors or stockholders authorize such action or (c) fails to dismiss any such proceeding within 60 days after the same is involuntarily commenced.

    Dura's obligation to perform development work under the Development Agreement will terminate at such time as Spiros Corp. II has cash or cash equivalents of less than $5 million, which is projected by Spiros Corp. II to occur on or about February 28, 2001. Upon receipt of notice from Spiros Corp. II, Dura may elect to provide additional funding for the development of the Spiros Products.

    Dura may assign its rights and delegate its obligations under the Development Agreement only to an affiliate of Dura, certain successors of Dura or certain persons that acquired substantially all of the assets of Dura. Spiros Corp. II may not assign its rights or delegate its obligations under the Development Agreement.

MANUFACTURING AND MARKETING AGREEMENT

    Dura and Spiros Corp. II will enter into the Manufacturing and Marketing Agreement under which Spiros Corp. II will grant to Dura an exclusive, worldwide license to manufacture and market the Spiros

Products. Dura will pay Spiros Corp. II on a quarterly basis a royalty of 7% of the Net Sales of each Spiros Product beginning upon receipt of FDA approval to market such product; provided, however, that prior to the expiration of the Albuterol Option, no royalty payment will be made with respect to Net Sales of the Albuterol Product.

    Under the Manufacturing and Marketing Agreement, Dura will agree to use diligent efforts to commence sales of each Spiros Product promptly upon receiving FDA approval for such product. Dura will be responsible for maintaining competent, qualified sales personnel, and will agree not to make any representations inconsistent with the approved labeling of each Spiros Product.

    "Net Sales" for purposes of the Manufacturing and Marketing Agreement and the Technology Agreement will be defined as the gross amount invoiced for sales of the Spiros Products by Dura or its sublicensees, if any, to third parties less (i) discounts actually allowed, (ii) credits for claims, allowances, retroactive price reductions or returned Spiros Products, (iii) prepaid freight charges incurred in transporting Spiros Products to customers, (iv) sales taxes and other governmental charges actually paid in connection with the sales (but excluding what is commonly known as income taxes) and (v) any royalty obligations under the 1993 Royalty Agreement. See "Business of Spiros Corp.
II--Patents." Net Sales will not include sales between or among Dura, its affiliates and its sublicensees unless such sales are for end use rather than for purposes of resale.

    The Manufacturing and Marketing Agreement will terminate (a) upon the exercise or termination of the Purchase Option or (b) by mutual agreement of the parties at any time. In the event Dura exercises the Albuterol Option or the Product Option, the Manufacturing and Marketing Agreement will terminate with respect to the Albuterol Product or the Option Product, as the case may be, but will otherwise continue in full force and effect.

SERVICES AGREEMENT

    Spiros Corp. II will enter into the Services Agreement with Dura under which Dura will provide certain management and administrative services to Spiros Corp. II at the rate of $100,000 per calendar quarter for services to be performed internally by Dura and for services performed by third parties for Dura on Spiros Corp. II's behalf. In addition, Spiros Corp. II will reimburse Dura for all costs and expenses incurred by Dura in connection with the Offering (currently estimated to be approximately $750,000). The Services Agreement terminates on the earlier of (i) the exercise of the Purchase Option or (ii) 12 months after expiration of the Purchase Option.

                        FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Brobeck, Phleger & Harrison LLP, counsel for Dura and Spiros Corp. II ("Counsel"), the following summary accurately sets forth under currently applicable law all the material U.S. federal income tax consequences of the purchase, ownership and disposition of the Units, the Spiros Corp. II Common Stock, the Warrants and the Dura Common Stock (the "Securities") to U.S. Holders. The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury as now in effect. Each prospective investor should understand that future legislative, administrative and judicial changes could modify the tax consequences described below, possibly with retroactive effect.

    As used herein, the term U.S. Holder means a beneficial holder of Securities that (i) owns the Securities as capital assets and (ii) is a U.S. citizen or resident, a U.S. corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that meets the following two tests: (A) a U.S. court is able to exercise primary supervision over the administration of the trust, and (B) one or more U.S. fiduciaries have the authority to control all substantial decisions of the trust.

    This summary is necessarily general and may not apply to U.S. Holders who are subject to special treatment under U.S. tax law (including, but not limited to, insurance companies, tax-exempt organizations, U.S. expatriates, financial institutions, broker-dealers, and persons whose functional currency is not the U.S. dollar). The discussion is also not applicable to foreign entities or individuals who are not U.S. Holders. In addition, this summary is based on the assumption that the investment in the Units and the transactions related thereto will be characterized for federal income tax purposes in a manner consistent with the form of such transactions under the governing documents. While counsel believes that such characterizations should be given to the transactions, there can be no assurance that the IRS will not assert that a different characterization should obtain.

    EACH U.S. HOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO HIM, HER OR IT OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE SECURITIES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, AND FOREIGN TAX LAWS, ESTATE TAX LAWS AND PROPOSED CHANGES IN APPLICABLE LAWS.

TAXATION OF UNITS

    In accordance with the governing documents, immediately upon the purchase of the Units, Dura will acquire an option to acquire the Spiros Corp. II Common Stock pursuant to the Purchase Option as well as the right to purchase assets from Spiros Corp. II under the Albuterol Option and the Product Option. At the same time, Dura will contribute the Contribution together with the proceeds from the sale of the Warrants to Spiros Corp. II (the "Dura Contribution"). Under these circumstances, it is likely that, for U.S. federal income tax purposes, the Dura Contribution will be treated as having been made in consideration for the grant of the Purchase Option, the Albuterol Option and the Product Option. In such event, each U.S. Holder of Units should be treated as receiving a substantial portion of the Dura Contribution in return for the grant to Dura of the Purchase Option (the "Stock Option Consideration") even though the Stock Option Consideration is in fact being transferred directly to Spiros Corp. II. In such case, each U.S. Holder of Units would be treated as having paid the amount of the Stock Option Consideration to Spiros Corp. II as part of their cost of acquiring the Spiros Corp. II Common Stock. Neither the deemed receipt of the Stock Option Consideration nor the deemed transfer of the Stock Option Considerations to Spiros Corp. II will subject U.S. Holders to current taxation. See discussion below with regard to the treatment of the Stock Option Consideration on the sale of the Units or the Spiros Corp. II Common Stock or on lapse of the Purchase Option.

    Upon the sale of a Unit, a U.S. Holder will recognize capital gain or loss measured by the difference between the amount realized and the U.S. Holder's tax basis in the Unit. For this purpose, the U.S. Holder's aggregate tax basis in a Unit will include the amount paid for the Unit plus any Stock Option Consideration the U.S. Holder is deemed to have received in respect of the grant of the Purchase Option. The amount realized on the sale of the Units will be the price at which the Units were sold plus the Stock Option Consideration deemed to have been received. The inclusion of the Stock Option Consideration in the basis of the Units will offset the inclusion of such amount in the amount realized upon sale. Therefore, a U.S. Holder who sells Units will not recognize either gain or loss solely as a result of the deemed receipt of the Stock Option Consideration or the inclusion of the Stock Option Consideration in the amount realized upon sale. The holding period for each Unit will begin on the acquisition date of such Unit. In the case of an individual U.S. Holder, any such capital gain will be taxable at various preferential rates, if the holding period for the Units is more than one year, depending on the actual holding period of the Units at the time of sale. Any capital loss will be long-term if the holding period for the Unit is more than one year. To the extent that gain realized upon the sale of a Unit is attributable to its constituent shares of Spiros Corp. II Common Stock, however, such gain may be treated as ordinary income if Spiros Corp. II were determined to be a "collapsible corporation" as described below.

    A U.S. Holder of the Units will not recognize gain or loss at the time that the shares of Spiros Corp. II Common Stock and the Warrant become separately tradeable. The basis of the Units will be allocated between the Spiros Corp. II Common Stock and the Warrants after separation in proportion to the relative fair market value of the Spiros Corp. II Common Stock and the Warrants on the date the U.S. Holder acquired the Units. The respective holding period of each constituent part of a Unit on and after the Separation Date will include the holding period for the Unit prior to the Separation Date.

TAXATION OF WARRANTS

    A U.S. Holder of a Warrant will not recognize taxable income or loss upon exercise of the Warrant. If the Warrant expires unexercised, the U.S. Holder will recognize a capital loss equal to the U.S. Holder's tax basis in the Warrant (which will include the portion of the U.S. Holder's basis in the Unit allocable thereto). Such loss will generally be a capital loss and will be long-term if the U.S. Holder's holding period for the Warrant is more than one year. Gain or loss upon a sale of a Warrant will be capital gain or loss. In the case of an individual U.S. Holder, any such capital gain will be taxable at various preferential rates, if the holding period for the Warrants is more than one year, depending on the actual holding period of the Warrants at the time of sale. Any such loss will be long-term if the holding period for the Warrant was more than one year on the date of sale. The holding period of the Warrant acquired as part of the Units should commence on the date the U.S. Holder acquires the Units.

    Adjustments to the exercise price of the Warrants pursuant to the anti-dilution provisions of the Warrant Agreement, or the failure to make adjustments to the exercise price upon the occurrence of certain events, may result in constructive dividends to the U.S. Holders of the Warrants or the shares of Dura Common Stock under Section 305 of the Code regardless of whether there is a distribution of cash or property to the U.S. Holder.

TAXATION OF SPIROS CORP. II COMMON STOCK

    Upon the sale of shares of Spiros Corp. II Common Stock acquired as part of a Unit, including a sale pursuant to the Purchase Option, the U.S. Holder will, except as otherwise discussed in this paragraph, recognize capital gain or loss equal to the difference between his tax basis in the shares of Spiros Corp. II Common Stock and the amount realized from such sale. For this purpose, the amount realized will equal the sum of the cash plus the fair market value of other property received in such sale (including Dura Common Stock). In addition, if the sale occurs pursuant to the Purchase Option or prior to the lapse of the Purchase Option, the amount realized will also include any Stock Option Consideration the U.S. Holder was deemed to have received. However, the inclusion of the Stock Option Consideration in the basis of the

Spiros Corp. II Common Stock will offset the inclusion of such amount in the amount realized upon sale. Therefore, any such U.S. Holder will not recognize either gain or loss solely as a result of the deemed receipt of the Stock Option Consideration. In the case of an individual U.S. Holder, any such capital gain will be taxable at various preferential rates, if the holding period for the Spiros Corp. II Common Stock is more than one year, depending on the actual holding period of the Warrants at the time of sale. Any capital loss will be long-term if the holding period for the Spiros Corp. II Common Stock was more than one year on the date of sale. The holding period of Spiros Corp. II Common Stock acquired as part of a Unit should commence on the date the U.S. Holder acquired the Unit. However, a gain realized upon a sale of shares of Spiros Corp. II Common Stock by a U.S. Holder owning (or considered as owning pursuant to certain "attribution rules") more than 5% of the Spiros Corp. II Common Stock may be treated as ordinary income if Spiros Corp. II is determined to be a "collapsible corporation" within the meaning of Section 341 of the Code based on the facts in existence on the date of such sale. In addition, the IRS may assert, under certain circumstances where, in the aggregate, U.S. Holders transferring shares of Spiros Corp. II Common Stock pursuant to the Purchase Option own, directly or indirectly, a controlling interest in Dura, that U.S. Holders of the shares of Spiros Corp. II Common Stock should recognize ordinary income upon the exercise of the Purchase Option on the theory that payment of the exercise price should be treated as a dividend distribution by Dura under Sections 301 and 304 of the Code.

    Neither the exercise nor the lapse of the Albuterol Option and the Product Option should have any direct tax consequences on the U.S. Holders. However, Spiros Corp. II will recognize gain on the exercise of the Albuterol Option and the Product Option in an amount equal to the amount received on exercise over the basis of the purchased assets. For this purpose, the amount received should include the portion of the Dura Contribution which is attributable to the Albuterol Option and the Product Option. If the Albuterol Option and the Product Option expire unexercised, the portion of the Dura Contribution attributable to the Albuterol Option and the Product Option would be included in income by Spiros Corp. II at the time of such expiration.


    The U.S. Holder of Units who is deemed to have received Stock Option Consideration on the purchase of Units will recognize a short-term capital gain if the Purchase Option expires unexercised in an amount equal to the Stock Option Consideration. Notwithstanding that no cash or other consideration will be received by the U.S. Holder at such time. However, the basis of the U.S. Holders' Spiros Corp. II Common Stock will still include the amount of the Stock Option Consideration. That additional basis will reduce the gain or increase the loss recognized on the eventual sale of the Spiros Corp. II Common Stock. If stock is sold in the same year that the Purchase Option expires, the gain recognized on the expiration of the Purchase Option should be fully offset by the increased loss (or reduced gain) recognized on the sale of the stock as a result of the inclusion of the Stock Option Consideration in the basis of the Spiros Corp. II Common Stock. As a result, the net taxable gain (or loss) for the year will equal the U.S. Holders' economic gain or loss from the investment. If the Spiros Corp. II Common Stock is not sold in the same year that the Purchase Option lapses, U.S. Holders will incur an additional income tax liability for the year of lapse which will not be offset until a later year when such stock is sold. Finally, significant limitations apply to the deductibility of capital losses. If the additional basis attributable to the Stock Option Consideration results in the recognition of a capital loss (as opposed to a reduction in gain), these limitations could significantly affect the ability of the U.S. Holders to utilize such loss.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in an underwriting agreement (the "Underwriting Agreement") among Dura, Spiros Corp. II and each of the Underwriters named below (the "Underwriters"), Dura and Spiros Corp. II have agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase, the number of Units set forth opposite its name below:

             UNDERWRITER                                                       NUMBER OF UNITS
                                                                               ---------------
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated.......................................................
Donaldson, Lufkin & Jenrette Securities Corporation..........................

                                                                                    -------
                                                                                    -------
                                                                                    -------

    Merrill Lynch, Pierce, Fenner & Smith Incorporated and Donaldson, Lufkin & Jenrette Securities Corporation are acting as representatives (the "Representatives") of the Underwriters.

    In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Units offered hereby if any Units are purchased. Under certain circumstances, the commitments of non-defaulting Underwriters may be increased. Dura and Spiros Corp. II have been advised by the Underwriters that the Underwriters propose initially to offer the Units to the public in the U.S. and to certain European institutions at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers at such price less a discount not in
excess of $         per Unit. After the initial public offering, the offering
price and concession may be changed.

    The Underwriters do not intend to sell as part of the initial Offering Units offered hereby to any accounts over which they exercise discretionary authority.

    Dura and Spiros Corp. II have granted to the Underwriters an option
exercisable for 30 days after the date hereof to purchase up to       additional
Units to cover over-allotments, if any, at the initial public offering price, less the underwriting discount. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage of such Units that the number of Units to be purchased by it shown in the foregoing table bears to the total number of Units initially offered to the Underwriters hereby.

    Prior to the Offering, there has been no public market for the Units, the Spiros Corp. II Common Stock or the Warrants. The initial public offering price for the Units and the Warrant Exercise Price have been determined by negotiations among Dura, Spiros Corp. II and the Underwriters. Among the factors considered in such negotiations were the number of Units to be issued, the stock price of the Dura Common Stock, an assessment of Dura's recent results of operations, the future prospects of Dura and Spiros Corp. II and their industry in general, the price-earnings ratios and market prices of securities of companies engaged in activities similar to those of Dura and Spiros Corp. II, the agreements between Dura and Spiros Corp. II, the present state of Dura's business operations, an assessment of Dura and Spiros Corp. II management, interest rates, the volatility for the market price of Dura Common Stock and prevailing conditions in the securities market. There can be no assurance that an active trading market will develop for the Units or that the Units will trade in the public market subsequent to the Offering at or above the initial public offering price.

    The amounts of the Purchase Option Exercise Prices were determined by Dura and Spiros Corp. II giving consideration to the Spiros Products, the agreements between Dura and Spiros Corp. II, such other factors as Dura and Spiros Corp. II deemed appropriate and advice given by the Representatives.

    Dura and its officers and directors and Spiros Corp. II's officers and directors have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of Dura Common Stock (or, in the case of Dura, rights to acquire Dura Common Stock) without the prior written consent of the Representatives, for a period of 90 days after the date of this Prospectus.

    In the Underwriting Agreement, Dura and Spiros Corp. II have agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Act, and contribute to payments the Underwriters may be required to make in respect thereof.


    Each Underwriter has represented and agreed that (i) it has not offered or sold and, during the period of six months from the date of this Prospectus, will not offer or sell any Units to persons in the U.K. except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the U.K. within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the Units in, from or otherwise involving the U.K.; and (iii) it has only issued or passed on and will only issue or pass on in the U.K. any documents received by it in connection with the Offering to a person who is of a kind described in Article II(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 or is a person to whom the document may otherwise lawfully be issued or passed on.


    Until the distribution of the Units is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Units. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Units. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Units.

    If the Underwriters create a short position in the Units in connection with the Offering, i.e., if they sell more shares of Units than set forth on the cover page of this Prospectus, the Representatives may reduce that short position by purchasing Units in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

    The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase Units in the open market to reduce the Underwriters' short position or to stabilize the price of the Units, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

    None of Dura, Spiros Corp. II nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Units. In addition, none of Dura, Spiros Corp. II nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

                          TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the Dura Common Stock and the Units is ChaseMellon Shareholder Services.

                                 LEGAL MATTERS

    Certain legal matters relating to the Offering will be passed upon by Brobeck, Phleger & Harrison LLP, San Diego, California, counsel for Dura and Spiros Corp. II. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Shearman & Sterling, New York, New York, counsel for the Underwriters.

                                    EXPERTS

    The consolidated financial statements of Dura incorporated in this Prospectus by reference from Dura's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The financial statements of Spiros Development Corporation as of December 31, 1995 and 1996 and for the periods then ended incorporated in this Prospectus by reference from Dura's Current Report on Form 8-K filed on October 10, 1997, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The balance sheet of Spiros Corp. II at September 30, 1997, appearing in this Prospectus has been audited by Deloitte & Touche LLP, independent auditors, as stated in their report included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


    The statements concerning U.S. federal regulatory process for investigating and obtaining FDA clearance of drugs and medical devices in this Prospectus under the caption "Risk Factors--Business Risks Related to Spiros Corp. II and Dura--Government Regulation; No Assurance of FDA Approval," "Risk Factors--Business Risks Related to Dura--Risks Related to the Proposed Merger with Scandipharm-- Government Regulation; No Assurance of FDA Approval," "Business of Spiros Corp. II--Government Regulation," "Business of Dura--Government Regulation" and other references herein relating to such processes have been reviewed and approved by Kleinfeld, Kaplan and Becker, regulatory counsel for Dura and Spiros Corp. II, as an expert in such matters, and are included herein in reliance upon that review and approval. In conducting this review, Kleinfeld, Kaplan and Becker assumed the accuracy and adequacy of the factual statements and conclusions in this Prospectus, including those concerning Dura's manufacturing capabilities and procedures, compliance with regulatory requirements, the status of marketed drugs and drugs under development and the potential significance of such drugs in targeting the disease states identified.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................         F-2

Balance Sheet of Spiros Development Corporation II, Inc. as of September 30, 1997.....         F-3

Notes to Balance Sheet of Spiros Development Corporation II, Inc......................         F-4

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of Spiros Development Corporation II, Inc.:

    We have audited the accompanying balance sheet of Spiros Development Corporation II, Inc. (a development stage enterprise) (the "Company") as of September 30, 1997. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of September 30, 1997 in conformity with generally accepted accounting principles.

    The Company is in the development stage as of September 30, 1997. As discussed in Note 1 to the balance sheet, the Company has not yet commenced operations, and its only activity to date has been the initial capitalization provided by Dura Pharmaceuticals, Inc., which owns all of the Company's common stock.

                                          DELOITTE & TOUCHE LLP

San Diego, California
October 9, 1997

                    SPIROS DEVELOPMENT CORPORATION II, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                                 BALANCE SHEET

                                                                                                SEPTEMBER 30, 1997
                                                                                                -------------------

                                                      ASSETS

Cash..........................................................................................       $   1,000
                                                                                                        ------
Total Asssets.................................................................................       $   1,000
                                                                                                        ------
                                                                                                        ------

                                               SHAREHOLDER'S EQUITY

Common stock, par value $.001, 1,000 shares authorized; issued and outstanding................       $       1
Additional paid-in capital....................................................................             999
                                                                                                        ------
Total Shareholder's Equity....................................................................       $   1,000
                                                                                                        ------
                                                                                                        ------

                    See accompanying notes to balance sheet.

                    SPIROS DEVELOPMENT CORPORATION II, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)

                             NOTES TO BALANCE SHEET

                               SEPTEMBER 30, 1997

1. ORGANIZATION AND INCORPORATION

    Spiros Development Corporation II, Inc. (the "Company") was incorporated on September 23, 1997 in the state of Delaware for the purpose of continuing the development of Spiros, a pulmonary drug delivery system, and to conduct formulation work, clinical trials and commercialization for certain leading asthma drugs with the Spiros system.

    The Company has not yet commenced operations. Its only activity to date has been the initial capitalization provided by Dura Pharmaceuticals, Inc., ("Dura") which owns all of the Company's common stock. Accordingly, no statement of operations or statement of cash flows is presented. The Company's fiscal year end is December 31.

2. COMMON STOCK

    All issued and outstanding shares of the Company's common stock as of September 30, 1997 are held by Dura. The Company is in the process of filing a Registration Statement on Form S-1 with the Securities and Exchange Commission in contemplation of an initial public offering of units consisting of shares of the Company's callable common stock and warrants to purchase shares of Dura's common stock. The Company expects to exchange the shares of common stock held by Dura with newly issued Special Shares of stock which will provide Dura with certain voting rights as well as the right to acquire all of the shares of the callable common stock to be offered by the Prospectus included in the Registration Statement.

3. AGREEMENTS WITH DURA

    The Company intends to enter into various agreements relating to Spiros with Dura, including a technology license agreement, a development and management agreement, and a manufacturing and marketing agreement. Substantially all of the net proceeds from the initial public offering contemplated by the Prospectus, together with a contribution from Dura and interest earned thereon, are expected to be paid to Dura for development and administrative services provided by Dura pursuant to these agreements.

                          DURA'S CURRENT PRODUCT LINE
                              [PHOTO OF PRODUCTS]

    The U.S. respiratory market is the focus of Dura's strategy. Dura divides this market into three primary segments:

     1) respiratory infection

     2) allergy, cough and cold

     3) asthma and chronic obstructive pulmonary disease.

    These classes of respiratory ailments are treated by the 31 products in Dura's portfolio. Twenty-four of these products are owned and promoted by Dura, six are marketed under licensing agreements with Eli Lilly and Company and Sanofi-Winthrop, Inc., and one is co-promoted with Bausch & Lomb
Pharmaceuticals, Inc.

    Dura's marketing strategy is to promote its products to allergists, pulmonologists and ENT specialists, as well as to high prescribing generalist physicians and pediatricians who treat a large number of allergy and asthma patients.

                              RECENT ACQUISITIONS
  [PHOTO OF CECLOR-Registered Trademark- CD AND KEFTAB-Registered Trademark-]

    Dura acquired the U.S. rights to two respiratory antibiotics, Keftab-Registered Trademark- (cephalexin hydrochloride, USP) and
Ceclor-Registered Trademark- CD (cefaclor extended release tablets), from Eli Lilly and Company in September 1996.

                          [PHOTO OF NASAREL/NASALIDE]

    In May 1997, Dura acquired the exclusive U.S. rights to the intranasal steroid products Nasarel-Registered Trademark- and Nasalide-Registered Trademark- (flunisolide) Nasal Solutions 0.025%.

                                   TRADEMARKS

    DURA-VENT-Registered Trademark-, ENTEX-Registered Trademark-, RONDEC-Registered Trademark-, RONDEC-TR-Registered Trademark-, NASAREL-Registered Trademark- and NASALIDE-Registered Trademark- are registered trademarks of Dura. Dura claims common law trademark rights to Spiros-TM- and DURA-VENT/ DA-TM-. TORNALATE-Registered Trademark- is a registered trademark of Sanofi-Winthrop, Inc. CROLOM-TM- is a trademark of Bausch & Lomb Pharmaceuticals, Inc. Capastat-Registered Trademark-, Seromycin-Registered Trademark-, Ceclor-Registered Trademark-CD and Keftab-Registered Trademark- are registered trademarks of Eli Lilly and Dura. Spinhaler-Registered Trademark- is a registered trademark of Fisons Limited. Turbuhaler-Registered Trademark-and Pulmicort-Registered Trademark- are registered trademarks of Astra Pharmaceuticals. Rotohaler-TM- is a trademark of Glaxo Wellcome, Inc. Ventolin-Registered Trademark- and Beclovent-Registered Trademark-are registered trademarks of Glaxo Wellcome, Inc. Proventil-Registered Trademark- and Vanceril-Registered Trademark- are registered trademarks of Schering-Plough Corporation. Atrovent-Registered Trademark- and Combivent-Registered Trademark-are registered trademarks of Boehringer Ingelheim International GmbH.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY DURA OR SPIROS CORP. II. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THE UNITS TO WHICH ITS RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                                            PAGE
                                                                            ----
Available Information.....................................................    3
Incorporation of Certain Documents by Reference...........................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   16
Use of Proceeds...........................................................   30
Price Range of Dura Common Stock and Dividend Policies....................   31
Dura Capitalization.......................................................   32
Spiros Corp. II Capitalization............................................   33
Business of Spiros Corp. II...............................................   34
Business of Dura..........................................................   44
Dura Selected Consolidated Financial Data.................................   54
Management's Discussion and Analysis of Financial Condition and Results of
  Operations of Dura......................................................   55
Description of the Warrants...............................................   60
Dura Capital Stock........................................................   61
Spiros Corp. II Capital Stock.............................................   64
The Agreements and the Purchase Options...................................   65
Federal Income Tax Consequences...........................................   71
Underwriting..............................................................   74
Transfer Agent and Registrar..............................................   76
Legal Matters.............................................................   76
Experts...................................................................   76
Index to Financial Statements.............................................  F-1


                            ------------------------

    UNTIL            , 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE UNITS, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                          UNITS

                               SPIROS DEVELOPMENT
                              CORPORATION II, INC.

                           DURA PHARMACEUTICALS, INC.

                        UNITS CONSISTING OF ONE SHARE OF
                            CALLABLE COMMON STOCK OF
                               SPIROS DEVELOPMENT
                          CORPORATION II, INC. AND ONE
                              WARRANT TO PURCHASE
                           ONE-FOURTH OF ONE SHARE OF
                                COMMON STOCK OF
                           DURA PHARMACEUTICALS, INC.

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                              MERRILL LYNCH & CO.

                          DONALDSON, LUFKIN & JENRETTE
      SECURITIES CORPORATION

                                           , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.*  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Spiros Corp. II in connection with the registration, issuance and distribution of the securities being registered hereby. All the amounts shown are estimates, except for the SEC registration fee, the Nasdaq National Market listing fee and the NASD filing fee.


SEC registration fee.............................................   $  93,251
Nasdaq National Market listing fee...............................      50,000
NASD filing fee..................................................      30,500
Blue Sky qualification fees and expenses.........................      10,000
Printing and engraving expenses..................................     100,000
Legal fees and expenses..........................................     250,000
Transfer Agent and Registrar fees................................      10,000
Accounting fees and expenses.....................................      60,000
Miscellaneous expenses...........................................     146,249
                                                                   -----------
    Total........................................................   $ 750,000
                                                                   -----------
                                                                   -----------


------------------------

* Pursuant to the Services Agreement, Dura and Spiros Corp. II have agreed that Spiros Corp. II will pay all expenses associated with the Offering.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

    Except as hereinafter set forth, there is no charter provision, by-law, contract, arrangement or statute under which any director or officer of either of the Registrants is insured or indemnified in any manner against all liability that he may incur in his capacity as such.

    With respect to Dura:

        (a) Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of Dura under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

        (b) Dura's Bylaws (Article VII, Section (1)) provide that Dura shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Dura (or was serving at Dura's request as a director or officer of another corporation) shall be paid by Dura in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Dura as authorized by the relevant section of the Delaware General Corporation Law.

        (c) As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of Dura's Certificate of Incorporation provides that a director of Dura shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Dura or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or
    (iv) for any transaction from which the director derived any improper personal benefit.

        (d) Dura entered into indemnification agreements with each of its directors and executive officers, effective upon the reincorporation of Dura in Delaware in July 1997.

        (e) There is directors and officers liability insurance now in effect which insures directors and officers of Dura.

    With respect to Spiros Corp. II:

        (a) Section 145 of the Delaware General Corporation Law permits indemnification of officers and directors of Spiros Corp. II under certain conditions and subject to certain limitations. Section 145 of the Delaware General Corporation Law also provides that a corporation has the power to purchase and maintain insurance on behalf of its officers and directors against any liability asserted against such person and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liability under the provisions of Section 145 of the Delaware General Corporation Law.

        (b) Spiros Corp. II's Bylaws (Article VII, Section (1)) provide that Spiros Corp. II shall indemnify its directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law. The rights to indemnity thereunder continue as to a person who has ceased to be a director, officer, employee or agent and inure to the benefit of the heirs, executors and administrators of the person. In addition, expenses incurred by a director or executive officer in defending any civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Spiros Corp. II (or was serving at Spiros Corp. II's request as a director or officer of another corporation) shall be paid by Spiros Corp. II in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Spiros Corp. II as authorized by the relevant section of the Delaware General Corporation Law.

        (c) As permitted by Section 102(b)(7) of the Delaware General Corporation Law, Article V, Section (A) of Spiros Corp. II's Certificate of Incorporation provides that a director of Spiros Corp. II shall not be personally liable for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Spiros Corp. II or its stockholders, (ii) for acts or omissions not in good faith or acts or omissions that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived any improper personal benefit.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since its incorporation on September 23, 1997, Spiros Corp. II has sold and issued the following unregistered securities:

        (1) On September 30, 1997, Spiros Corp. II sold 1000 Special Shares with an aggregate value of $1000 to Dura.

    The sales and issuance of securities in the above transaction was deemed to be exempt under the Securities Act by virtue of Section 4(2) thereof and/or Regulation D promulgated thereunder. The purchasers in each case represented their intention to acquire the securities for investment only and not with a view to the distribution thereof. Appropriate legends were affixed to the stock certificates issued in such transactions. Similar representations of investment intent were obtained and similar legends imposed in connection with any subsequent transfers of any such securities. Spiros Corp. II believes that all recipients had adequate access, through employment or other relationships, to information about Spiros Corp. II to make an informed investment decision.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits.


  EXHIBIT
  NUMBER                                                 DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------
       1.1+  Form of Underwriting Agreement.
       3.1++ Certificate of Incorporation of Spiros Corp. II.
       3.2++ By-laws of Spiros Corp. II.
       3.3   Amended and Restated Certificate of Incorporation of Spiros Corp. II (to be effective immediately prior to closing).
       3.4+  Amended and Restated By-laws of Spiros Corp. II (to be effective immediately prior to closing).
       4.1   Purchase Option (included in Exhibit 3.3).
       4.2   Form of Warrant Agreement, including form of Warrant.
       4.3   Form of Warrant (included in Exhibit 4.2).
       4.4+  Specimen Unit Certificate.
       4.5+  Specimen Stock Certificate for Dura Common Stock.
       4.6+  Specimen Stock Certificate for Spiros Corp. II Common Stock.
       4.7+  Specimen Stock Certificate for Spiros Corp. II Special Shares.
       5.1+  Opinion of Brobeck, Phleger & Harrison LLP as to legality of the securities being registered, including consent.
       8.1+  Opinion of Brobeck, Phleger & Harrison LLP as to certain tax matters, including consent.
      10.1   Form of Technology License Agreement.
      10.2   Form of Development Agreement.
      10.3   Form of Albuterol and Product Option Agreement.
      10.4   Form of Manufacturing and Marketing Agreement.
      10.5   Form of Services Agreement.
      10.6   Spiros Corp. II 1997 Stock Option Plan.
      10.7   Form of Spiros Corp. II Notice of Grant of Stock Option
      10.8   Form of Spiros Corp. II Stock Option Agreement
      10.9   Form of Addendum to Stock Option Agreement
      23.1+  Consent of Brobeck, Phleger & Harrison LLP (included in Exhibits 5.1 and 8.1).
      23.2   Consent of Deloitte & Touche LLP, Independent Auditors.
      23.3   Consent of Kleinfeld, Kaplan and Becker, regulatory counsel.
     24.1++  Powers of Attorney.
     27.1++  Financial Data Schedule of Spiros Corp. II.


------------------------

+   To be filed by amendment.


++  Previously filed.

    (b) Financial Statement Schedules included separately in the Registration Statement.

        None

    All other schedules are omitted because they are not required, are not applicable or the information is included in the Financial Statements or Notes thereto.

ITEM 17.  UNDERTAKINGS.

    The undersigned Registrants hereby undertake:

        (1) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        (4) That, insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the provisions described in Item 15, or otherwise, each of the Registrants has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of a Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, such registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        (5) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by either of the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (6) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Dura hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of Dura's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, SPIROS DEVELOPMENT CORPORATION II, INC. HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN DIEGO, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ON THE 21ST DAY OF OCTOBER, 1997.


                                SPIROS DEVELOPMENT CORPORATION II, INC.

                                By:            /s/ DAVID S. KABAKOFF
                                     -----------------------------------------
                                                 DAVID S. KABAKOFF
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED OF BEHALF OF SPIROS DEVELOPMENT CORPORATION II, INC. BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



          SIGNATURE                        TITLE                   DATE
------------------------------  ---------------------------  ----------------

                                Chairman, President and
    /s/ DAVID S. KABAKOFF         Chief Executive Officer
------------------------------    (Principal Executive       October 21, 1997
      DAVID S. KABAKOFF           Officer)

                                Vice President and Chief
              *                   Financial Officer
------------------------------    (Principal Financial and   October 21, 1997
         ERLE T. MAST             Accounting Officer)

              *
------------------------------  Director                     October 21, 1997
        CAM L. GARNER

   */s/  DAVID S. KABAKOFF
------------------------------
    BY: DAVID S. KABAKOFF,
       ATTORNEY-IN-FACT

                                   SIGNATURES


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, DURA PHARMACEUTICALS, INC. CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SAN DIEGO, COUNTY OF SAN DIEGO, STATE OF CALIFORNIA, ON THE 21ST DAY OF OCTOBER, 1997.


                                DURA PHARMACEUTICALS, INC.

                                BY:              /S/ CAM L. GARNER
                                     -----------------------------------------
                                                   CAM L. GARNER
                                              CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED ON BEHALF OF DURA PHARMACEUTICALS, INC. BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.



          SIGNATURE                        TITLE                   DATE
------------------------------  ---------------------------  ----------------

                                Chairman, President and
      /s/ CAM L. GARNER           Chief Executive Officer
------------------------------    (Principal Executive       October 21, 1997
        CAM L. GARNER             Officer)

                                Senior Vice President,
                                  Finance and
     /s/ JAMES W. NEWMAN          Administration, and Chief
------------------------------    Financial Officer          October 21, 1997
       JAMES W. NEWMAN            (Principal Financial and
                                  Accounting Officer)

    /s/ DAVID S. KABAKOFF
------------------------------  Executive Vice President     October 21, 1997
      DAVID S. KABAKOFF           and Director

              *                 Senior Vice President,
------------------------------    Sales and Marketing, and   October 21, 1997
       WALTER F. SPATH            Director

              *
------------------------------  Director                     October 21, 1997
        JAMES C. BLAIR

              *
------------------------------  Director                     October 21, 1997
      HERBERT J. CONRAD

              *
------------------------------  Director                     October 21, 1997
     JOSEPH C. COOK, JR.

          SIGNATURE                        TITLE                   DATE
------------------------------  ---------------------------  ----------------

              *
------------------------------  Director                     October 21, 1997
        DAVID F. HALE

              *
------------------------------  Director                     October 21, 1997
      GORDON V. RAMSEIER

              *
------------------------------  Director                     October 21, 1997
       CHARLES G. SMITH

     */s/  CAM S. GARNER
------------------------------
      BY: CAM L. GARNER,
       ATTORNEY-IN-FACT